As filed with the Securities and Exchange Commission on June 21, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

DIAMETRICS MEDICAL, INC.

(Exact name of registrant as specified in its charter)

Minnesota	3845	41-1663185
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

3050 Centre Pointe Drive, Suite 150
St. Paul, Minnesota 55113
(651) 639-8035
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Copy to:

David B. Kaysen President and Chief Executive Officer 3050 Centre Pointe Drive, Suite 150 St. Paul, Minnesota 55113 (651) 639-8035 Fax: (651) 639-8549	Kenneth L. Cutler, Esq. Dorsey & Whitney, LLP 50 South Sixth Street, Suite 1500 Minneapolis, Minnesota 55402-1498 (612) 340-2600 Fax: (612) 340-7800

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Share (1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common Stock, $.01 par value	38,491,608 Shares	$0.16	$6,158,657	$780

(1)	Estimated solely for the purpose of calculating the registration fee based upon the average of the high and low sales prices for the Common Stock on June 18, 2004 as reported on the Over-the-Counter Bulletin Board.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS	Subject to Completion, dated June 21, 2004

DIAMETRICS MEDICAL, INC.

38,491,608 Shares

Common Stock

Shares of common stock, par value $.01 per share, of Diametrics Medical, Inc. are being offered by this prospectus. The shares covered by this prospectus consist of up to 25,000,000 shares of common stock issuable upon the conversion of shares of Series G convertible preferred stock (the “Series G Shares”), and 13,491,608 shares of common stock to be issued upon exercise of common stock warrants, all of which were acquired in private placements. The shares will be sold from time to time by the selling shareholders named in this prospectus at prices determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any of the proceeds from the sale of the shares.

Our common stock is traded on the Over-the-Counter Bulletin Board under the symbol “DMED.” On June 18, 2004, the last sale price of our common stock as reported on the Over-the-Counter Bulletin Board was $.16 per share.

Investment in our common stock involves a number of risks. See section titled “Risk Factors” beginning on page 5 to read about certain factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The information in this prospectus is not complete and may be changed. The selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

	Per Share	Total
Public offering price (1)	$.16	$6,158,657
Underwriting discounts and commissions	(2)	(2)
Net proceeds, after expenses, to Selling Shareholders	(2)	(2)

(1)	The price per share for the securities offered by the Selling Shareholders is based on the closing sales price as quoted on the Over-the-Counter Bulletin Board for the common stock on June 18, 2004. The common stock may be offered at the current market price, which may vary through the period during which the securities may be offered, or at such other prices as may be negotiated by the Selling Shareholders and a purchaser at the time of sale.

(2)	The securities to be sold by the Selling Shareholders may be sold through or to securities brokers or dealers, which sales may involve the payment of commissions by the Selling Shareholders. There is no agreement between the Company and any broker or dealer respecting such sales.

The date of this prospectus is             , 2004.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide information that is different. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that information herein is correct at any time subsequent to the date hereof.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. However, it may not contain all of the information that is important to you. You should carefully read the entire prospectus, especially the risks of investing in our common stock discussed under “Risk Factors”. On September 29, 2003, as further described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” in this prospectus, we completed the sale of our intermittent testing business to International Technidyne Corporation (“ITC”). The description of our business relates primarily to our continuous monitoring business and includes only limited references to the intermittent testing business sold to ITC as necessary to fully understand our business, operating results and financial position.

Our Company

We develop, manufacture and distribute blood and tissue monitoring systems that provide continuous diagnostic information at the point-of patient care. Blood and tissue analysis is an integral part of patient diagnosis and treatment and timely access to certain measurements is critical to effective patient care. We believe that use of our systems will result in more timely decisions by providing accurate and continuous test results at the patient’s bedside, thereby reducing the time spent in critical care settings. Our monitoring systems have recently been used in several biotech applications to provide continuous measurement of environments surrounding cell research and growth. To date, most of these utilizations have been on a trial basis, although others have generated revenue from systems and sensor sales. The use of our existing technology in these expanded applications provides another growth opportunity for our company.

Our continuous monitoring systems are based on fiber optic sensor technology which measures color changes optically via light transmitted through plastic fibers embedded with fluorescent dyes sensitive to chemicals in blood and tissue. Products include the TrendCare Continuous Blood Gas Monitoring Systems and the Neurotrend Cerebral Tissue Monitoring System. The TrendCare systems provide immediate and continuous information on blood gases and temperature in adult, pediatric and neonatal patients via a fiber optic sensor placed through an arterial catheter. Neurotrend continuously monitors oxygen, carbon dioxide, acidity and temperature through sensors placed directly in brain tissue, providing critical information regarding blood supply and oxygen levels in the brain that can guide clinicians and surgeons in treating patients with head trauma or those requiring surgery in the brain.

We market and distribute our products through a direct sales force in the United States, the United Kingdom and Germany, and through nonexclusive third-party distributors in various other countries. The Neurotrend Cerebral Tissue Monitoring System is distributed exclusively through Codman & Shurtleff, Inc., a Johnson & Johnson company. The exclusive agreement with Codman expires in October 2004 and is renewable for two years. The agreement provides for annual minimum purchase levels based on a percentage of the prior year’s purchases, or payment of 50% of any shortfall from those minimum levels. Purchases and payments in lieu of purchases by Codman were less than 5% of total revenue for the three months ended March 31, 2004 and 12% of total revenue from continuing operations for the year ended December 31, 2003, less than 5% in 2002 and 10% in 2001.

Recent Developments

On January 16, 2004, we completed a $1.5 million financing through the sale of 15,000 shares of Series F convertible preferred stock (“Series F Shares”) at $100 per share. The preferred stock is convertible at any time into common stock at 75% of the volume weighted average trading price of the lowest three inter-day trading prices of the common stock for the five consecutive trading days preceding the conversion date, but at an exercise price of no more than $.25 per share and no less than $.20 per share. However, if our six-month cash flow for June 30, 2004 is 20% less than projected, the floor conversion price will decrease to $.15 per share. Five year warrants were also issued to purchase an aggregate of 6,000,000 shares of our common stock at the lower of (i) the average of the lowest ten inter-day closing prices of the common stock on the Over-the-Counter Bulletin Board during the 10 trading days immediately preceding the exercise date or (ii) $.35 per share.

In conjunction with the sale of Series F convertible preferred stock in January 2004, holders of our 7% convertible senior secured fixed rate notes agreed to defer payment of accrued interest originally due December 31, 2003 and March 31, 2004 until June 30, 2004. In exchange for that deferral, the exercise price of the related warrants was reduced to $.34 per share and the exercise dates for those warrants were accelerated to December 31, 2003, March 31, 2004 and June 30, 2004, with 33 1/3% vesting on each of those dates.

        On May 28, 2004, we completed a $1.5 million financing through the sale of 15,000 shares of Series G convertible preferred stock at $100 per share. Each share of the Series G preferred stock is convertible at any time into common stock at 75% of the volume weighted average trading price of the lowest three inter-day trading prices of the common stock during the five consecutive trading days preceding the conversion date, with a maximum exercise price of $.14 per share and a minimum price of $.06 per share. We expect to call a special meeting of our shareholders to request an increase in our authorized common stock from 100 million shares to 200 million shares. If our shareholders approve that increase, the minimum exercise price for Series G Shares will be decreased to $.03 per share. As part of this financing, we issued three-year warrants to the purchasers of the Series G Shares. Those warrants entitle the holders to purchase an aggregate of 1,250,000 shares of our common stock at the lower of $.11 per share or the average of the lowest ten inter-day closing prices of our common stock during the ten trading days preceding the exercise date. We also issued three-year warrants to the Mercator Advisory Group and its related funds to purchase an aggregate of 12,241,608 shares of our common stock at $.05 per share.

Additionally, in connection with this financing, the holders of our convertible senior secured fixed rate notes agreed to defer until December 31, 2004 our obligation to make interest payments previously due on June 30, 2004 (including interest payments originally due on December 31, 2003 and March 31, 2004, payment of which was deferred until June 30, 2004) and September 30, 2004. In exchange for the deferral of interest payments, the exercise price on the note holders’ common stock warrants was reduced from $.34 per share to $.09 per share. Finally, in connection with the Series G financing, the exercise price of the outstanding common stock warrants issued as part of the Series E preferred stock financing was reduced from $.35 per share to $.11 per share, and the ceiling price for the exercise of the common stock warrants issued as part of the Series F preferred stock financing was reduced from $.35 per share to $.11 per share.

The Series G financing effectively replaced the unfunded second tranche of the Series F preferred stock financing arranged in January 2004. As expected, the first $1.5 million tranche of financing generated in January 2004 under the Series F preferred stock agreement and other available funds had been substantially consumed by operations by the time the Series G financing was completed. This additional financing was necessary to meet near-term funding requirements for support of our operations. We continue to monitor our cash position carefully. We will be required to obtain longer-term financing during the third quarter of 2004 in order to remain viable as our continuous monitoring business is developed and additional applications for our technology are explored. Our initial projections indicated a need for $5 million to $10 million, which may be adjusted as we develop our business plan and evaluate further the need for and costs of product enhancements and sales and marketing programs. The issuance of additional equity financing is dependent, however, upon our ability to obtain shareholder approval for an increase in authorized shares of our common stock.

We are currently evaluating the appropriate accounting treatment for the Series G related financing transactions. Accounting for these transactions requires a review of several criteria, including assessment of the treatment of the conversion feature associated with the Series G Shares, an assessment of the classification as debt or equity of the warrants issued in connection with the Series G preferred stock financing, an assessment of the impact of the changes in the exercise prices of the common stock warrants previously issued to the note holders and the Series E and Series F preferred stock investors, and an assessment of the treatment of the fair value associated with the new warrants issued to the Series E and Series F preferred stock investors. The accounting for such transactions is complex; therefore, we continue to evaluate all aspects of the Series G related financing transactions and expect that additional accounting implications may be identified and addressed prior to the filing of our Form 10-Q for the three months ended June 30, 2004. Following are preliminary conclusions.

Application of the provisions of EITF 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios,” and EITF 00-27, “Application of Issue 98-5 to Certain Convertible Instruments” is expected to result in the calculation of an embedded beneficial conversion feature in the Series G preferred stock, which is required to be treated as a deemed dividend to preferred shareholders. The resulting amount, expected to range from $800,000 to $1,100,000, will be charged to retained earnings and treated as a reconciling item on the statement of operations to adjust the reported net loss to “net loss available to common shareholders,” which will be used in the numerator in the loss per share calculation for the three months ended June 30, 2004. We expect that the common stock warrants issued in connection with the Series G preferred stock financing will be classified as equity rather than debt based upon an assessment of our contractual obligations for registration of the related common shares issuable upon exercise of the warrants as provided under EITF 00-19 “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock.” The reduction in the exercise price of the note holders’ warrants increases the fair value of those warrants by approximately $50,000 to $100,000, which will be recorded in the second quarter 2004 as a charge to interest expense with an offsetting credit to additional paid-in capital. The issuance of new warrants to the Series E and Series F investors and the reduction in the exercise price of the warrants previously issued to these investors is expected to result in a deemed dividend on the Series E and Series F preferred stock, requiring a charge to retained earnings and an offsetting credit to additional paid-in capital approximating $1 million. Similar to the beneficial conversion feature on the Series G preferred stock, this charge will be treated as a reconciling item on the statement of operations to adjust the reported net loss to “net loss available to common shareholders.”

In connection with the Series G preferred stock financing, we also reviewed the impact of the Emerging Issues Task Force (“EITF”) 03-06, “Participating Securities and the Two-Class Method Under FASB Statement No. 128, Earnings per Share” issued in March 2004 by the EITF. This issue addresses a number of questions regarding the computation of earnings per share (“EPS”) by companies that have issued securities other than common stock that contractually entitle the holder to participate in dividends and earnings of the company, when, and if, it declares dividends on its common stock. The issue also provides further guidance in applying the two-class method of calculating EPS. It clarifies what constitutes a participating security and how to apply the two-class method of computing EPS once it is determined that a security is participating, including how to allocate undistributed earnings to such a security. We are evaluating the impact of the issue; however, we do not expect the issue to impact the calculation of basic or diluted EPS in 2004, as we expect to incur a net loss for the year ending December 31, 2004, causing all potentially dilutive securities to be anti-dilutive.

On June 9, 2004, KPMG LLP provided written notice to us that they declined to stand for reappointment and have resigned as auditors and principal accountants for the year ended December 31, 2004. They informed us that the client-auditor relationship will cease upon completion of the review by KPMG LLP of our consolidated financial statements as of and for the three and six-month periods ended June 30, 2004. In connection with the audits of our consolidated financial statements for the two years ended December 31, 2003, and the subsequent interim period through June 9, 2004, there were no disagreements with KPMG LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement. We have conducted initial interviews with potential successors to KPMG LLP and expect to appoint new principal accountants during the third quarter.

We describe in detail our current liquidity position under “We may be unable to raise additional funds or generate sufficient cash from operations to meet our future capital requirements and execute our business plan” under “Risk Factors” on page 6.

Our principal executive office is located at 3050 Centre Pointe Drive, Suite 150, Roseville, Minnesota 55113, and our telephone number is (651) 639-8035. Our website is located at www.diametrics.com. Our Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any other amendments to those reports are made available to the public free of charge through our website as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

The Offering

Common stock offered by the selling shareholders	38,491,608 shares (1)

Common stock to be outstanding after the offering	67,714,601 shares (2)

Use of proceeds	We will not receive any proceeds from the sale of shares of common stock by the selling shareholders.

Risk factors	See “Risk Factors” included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

OTC Bulletin Board Symbol	DMED

1.	Consists of up to 25,000,000 shares of common stock issuable upon the conversion of Series G Shares, and 13,491,608 shares of common stock to be issued upon exercise of common stock warrants.

2.	Based on the number of shares actually outstanding on May 28, 2004, excluding 6,528,601 shares reserved for issuance under our 1990 Stock Option Plan, as amended and restated and our 1995 Employee Stock Purchase Plan, as revised and restated, of which options to purchase 3,406,206 shares at an average option price of approximately $4.05 per share have been issued and are outstanding.

RISK FACTORS

An investment in our common stock involves a number of risks. You should consider carefully the following risk factors, together with the other information in this prospectus and the documents incorporated by reference into this prospectus, before buying any shares. You should also be aware that certain statements contained in this prospectus and the documents incorporated by reference into this prospectus that are not related to historical results are forward-looking statements. These forward-looking statements, such as statements of our strategies, plans, objectives, expectations and intentions, involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements. Factors that could cause or contribute to such differences include the following risk factors:

Our financial success will depend upon our ability to successfully implement our new business plan.

In accordance with our recent restructuring efforts, we have realigned our strategic focus to our continuous monitoring products. Many factors may negatively impact our ability to achieve our plan, including our possible inability to manage the development of our continuous monitoring business; sustain the productivity of our workforce and retain key employees; or manage operating expenses and quickly respond to unforeseen events associated with the continuous monitoring business. We may be required by market conditions and other factors to undertake additional restructuring efforts in the future.

We have received a qualified opinion from our independent auditors, have a history of operating losses, and may not achieve profitability sufficient to generate a positive return on your investment.

We have incurred net operating losses since our inception. We have prepared our consolidated financial statements for the year ended December 31, 2003 on a going-concern basis, which contemplates the realization of assets and satisfaction of liabilities and other commitments in the normal course of business. The report of our independent registered public accounting firm covering the December 31, 2003 consolidated financial statements contains an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern as a result of recurring losses and negative cash flows. We incurred a consolidated net loss of $1,598,899 for the three months ended March 31, 2004 and consolidated net losses of $8,479,145, $7,531,016 and $3,875,899 for the years ended December 31, 2003, 2002 and 2001, respectively. For our continuing operations, we incurred net losses of $8,240,168, $5,666,547 and $3,371,194 for the years ended December 31, 2003, 2002 and 2001, respectively. Our accumulated deficit as of March 31, 2004 was $155,121,486. We expect to incur net operating losses at least through 2005. We cannot assure you that we will ever generate substantial revenues or achieve profitability at a level sufficient to generate a positive return on your investment. If we are unable to raise an adequate level of additional capital or generate sufficient cash flows from operations, we may be unable to execute our business plan and remain a going concern.

We may be unable to raise additional funds or generate sufficient cash from operations to meet our future capital requirements and execute our business plan.

Our long-term capital requirements for the development of our continuous monitoring business will depend upon numerous factors, including the impact of changes in distribution relationships and methods on revenue; the rate of market acceptance of our products; the level of resources devoted to expanding our business and manufacturing capabilities; and the level of research and development activities. Cash and marketable securities including restricted cash decreased by $2.9 million during the year ended December 31, 2003 to $1 million and declined another $190,000 during the three months ended March 31, 2004 to $845,000. We are monitoring our cash position carefully and evaluating our future operating cash requirements in the context of our strategy, business plan and expected operating performance. As part of this, we have delayed certain project spending and capital expenditures, and implemented other cost-cutting measures across all areas of our operations. A significant amount of available inventory will allow a reduction of our purchases and production during 2004.

Proceeds from the sale of our intermittent testing business increased our cash and reduced our spending rate. Effective upon the sale of our intermittent testing business, the holders of our Series E convertible preferred stock (“Series E Shares”) elected to exercise their option to put back to us 50% of their original $1.5 million investment plus a return of 1% per month. The Series E investors subsequently purchased $1.5 million of Series F Shares in January 2004, followed by their participation in a $1.5 million Series G preferred stock financing completed in May 2004. Our current cash reserves, supplemented by projected revenues and other receipts are expected to fund our operations into third quarter 2004. We will be required to raise additional capital during the third quarter of 2004 in order to sustain and fund our operations over the long term. Our initial projections indicated a need for $5 million to $10 million, which may be adjusted as we develop our business plan and evaluate further the need for and costs of product enhancements and sales and marketing programs. We may pursue the issuance of additional equity or debt securities to the extent funding raised from other business alternatives is not sufficient to meet our funding requirements. The issuance of equity related instruments to raise funding is dependent, however, upon our ability to obtain shareholder approval for an increase in authorized shares of our common stock. Our inability to obtain shareholder approval for an increase in authorized shares of common stock at a special meeting of our shareholders expected to be called for that purpose may negatively affect our ability to raise equity funding. While we believe that we will be able to raise adequate funding to meet our operational requirements, there can be no assurance that adequate funds will be available when needed and on acceptable terms.

Our common stock is traded on the Over-the-Counter Bulletin Board, which may result in reduced liquidity for our common stock.

On July 1, 2003, we announced that we received a notice from The Nasdaq Stock Market indicating that the Nasdaq Listing Qualifications Panel determined to delist our common stock from The Nasdaq SmallCap Market effective July 2, 2003. Our common stock became immediately eligible to trade on the OTC Bulletin Board under the symbol “DMED.” Trading our common stock through the OTC Bulletin Board may be more difficult because of lower trading volumes, transaction delays and reduced security analyst and news media coverage. These factors could contribute to lower share prices and larger spreads in the bid and ask prices for our common stock. Trading of our common stock in an over-the-counter market may also attract a different type of investor in our common stock, which may limit further our future equity funding options.

Conversion of our Series E, Series F and Series G convertible preferred stock to common stock may have a dilutive effect to our common shareholders and a negative effect on the trading price of our common stock.

On May 12, 2003, we completed the sale in a private placement of 15,000 shares of Series E convertible preferred stock, at a price of $100 per share, resulting in aggregate gross proceeds of $1,500,000. We were required to redeem $750,000 of the Series E preferred stock investment in October 2003 as a result of the election of the Series E holders to exercise their option to put back to us 50% of their original $1.5 million investment upon the completion of the sale of our intermittent testing business. The stock is convertible at any time into common stock at 88% of the volume weighted average trading price of the common stock for the five consecutive trading days before the conversion date, but at an exercise price no greater than $0.75 per share and no less than $0.35 per share (which was subsequently amended to $0.283 per share). On January 16, 2004, we completed the sale in a private placement of 15,000 shares of Series F convertible preferred stock, at a price of $100 per share, resulting in aggregate gross proceeds of $1,500,000. The Series F Shares are convertible at any time into common stock at 75% of the volume weighted average trading price of the lowest three inter-day trading prices of the common stock for the five trading days preceding the conversion date, but at an exercise price of no more than $0.25 per share and no less than $0.20 per share. On May 28, 2004, we completed the sale in a private placement of 15,000 shares of Series G convertible preferred stock, at a price of $100 per share, resulting in gross proceeds of $1,500,000. The Series G Shares are convertible at any time into common stock at 75% of the volume weighted average trading price of the lowest three inter-day trading prices of the common stock for the five consecutive trading days preceding the conversion date, but at an exercise price of no more than $.14 per share and no less than $.06 per share. Upon receipt of shareholder approval to increase our authorized common stock to 200 million shares at a special meeting of our shareholders to be called for that purpose, the floor price will be decreased to $.03 per share. The holders of the Series E, Series F and Series G convertible preferred stock have agreed not to short sell our common stock. Nevertheless, conversion of such convertible preferred stock into common stock at a discount to market may have a dilutive effect to our common shareholders and result in a decline in the trading price of our common stock.

Our financial success depends upon acceptance of our continuous monitoring devices by the medical community.

Our success depends upon acceptance of our products by the medical community as reliable, accurate and cost-effective. Our point-of-care continuous monitoring devices represent an alternative practice in blood testing which is currently performed primarily by central laboratories of hospitals or by point-of-care intermittent blood testing devices. Although professional awareness of continuous blood gas monitoring is increasing, most acute care hospitals have already installed expensive blood testing instruments and may be reluctant to change standard operating procedures or incur additional capital expenditures for new blood analysis equipment. We are unable to predict how quickly, if at all, our products will be accepted by the medical community or, if accepted, to predict the volume of our systems or the related disposable sensors we can expect to sell.

We face significant competition in the medical device industry that may have a negative impact on our product prices and market share.

Our industry is characterized by rapidly evolving technology and intense competition. Many of our competitors have substantially greater capital resources, research and development staff and facilities than we do and many of these companies also have greater experience in research and development, obtaining regulatory approvals, manufacturing, and sales and marketing. We cannot assure you that our competitors will not succeed in developing or marketing technologies and products that are more effective or less expensive than ours and therefore make our products obsolete or noncompetitive. Although we believe that our products may offer certain technological advantages over our competitors’ current products, earlier entrants in the market often obtain and maintain significant market share. We believe our product pricing is competitive with alternative products of other suppliers. In the future, we may experience competitive pricing pressures that may cause a decrease in unit prices and sales levels.

Our financial success will depend upon our ability to manage any growth in our business with limited resources.

If we are successful in increasing the revenues of our continuous monitoring business, we may be required to expand our operations. Such expansion could result in new and increased responsibilities for our management personnel and place significant strain on our management, operating and financial systems and other resources. To accommodate any such growth and compete effectively, we may be required to implement improved information systems, procedures and controls, and to expand, train, motivate and manage our work force. Our future success will depend to a significant extent on the ability of our current and future management personnel to operate effectively both independently and as a group. We cannot assure you that our personnel, systems, procedures and controls will be adequate to support our future operations.

We have limited manufacturing experience, and we may not be able to produce large commercial quantities of our products in a cost-effective manner if demand increases.

We manufacture our products in compliance with strict regulatory requirements and must maintain product quality, acceptable manufacturing costs and timely production schedules. Our products consist of two principal components: portable, microprocessor-based instruments and disposable sensors. We have limited experience producing our products in large commercial quantities. Although we believe that we will be able to achieve these requirements when producing in large quantities, we cannot assure you that we will be able to do so. Also, product design changes, equipment failures and manufacturing process changes may disrupt our existing operations and impact sales.

We depend on patents and proprietary technology, that we may not be able to protect in a manner that will provide us any competitive advantage.

Our success will depend in part on our ability to obtain patent protection for our products and processes, to preserve our trade secrets and to operate without infringing the intellectual property rights of others. The patent positions of medical device companies are uncertain and involve complex and evolving legal and factual questions. We cannot assure you that any of our pending or future patent applications will result in issued patents; that any current or future patents will not be challenged, invalidated or circumvented; that the scope of any of our patents will exclude competitors; or that the patent rights granted to us will provide us any competitive advantage. In addition, we cannot assure you that our competitors will not seek to apply for and obtain patents that will prevent, limit or interfere with our ability to make, use or sell our products either in the United States or in international markets. Further, the laws of certain foreign countries may not protect our intellectual property rights to the same extent as do the laws of the United States.

In addition to patents, we rely on trade secrets and proprietary knowledge that we seek to protect, in part through confidentiality agreements with employees, consultants and others. We cannot assure you that our proprietary information or confidentiality agreements will not be breached; that we will have adequate remedies for any breach; or that our trade secrets will not otherwise become known to or independently developed by competitors.

We may face intellectual property infringement claims which would be costly to resolve and may exceed our financial resources to assert or defend our claim.

There has been substantial litigation regarding patent and other intellectual property rights in the medical device industry and our competitors may resort to intellectual property litigation as a means of competition. Intellectual property litigation is complex and expensive and the outcome is difficult to predict. We cannot assure you that we will not become subject to patent infringement claims or litigation. Litigation or regulatory proceedings may also be necessary to enforce our patents or other intellectual property rights. We may not always have the financial resources to assert patent infringement suits or to defend ourselves from claims. An adverse result in any litigation could subject us to significant liabilities to, or require us to seek licenses from or pay royalties to, others. Furthermore, we cannot assure you that the necessary licenses would be available to us on satisfactory terms, if at all.

The demand for and price of our products may depend in part on uncertain government health care policies and reimbursement by third parties, and which could decline as a result of future health care reform.

The willingness of hospitals or others to purchase our products may depend on the extent to which they limit their own capital expenditures due to existing or future cost reimbursement regulations. In addition, sales volumes and prices of our products in certain markets will depend in part on the level of reimbursement to hospitals for blood analysis from third-party payors, such as government and private insurance plans, health maintenance organizations and preferred provider organizations. Third-party payors are increasingly challenging the pricing of medical procedures they consider unnecessary, inappropriate or not cost-effective. We cannot assure you that current reimbursement amounts, if any, will not be decreased in the future, and that any decrease will not reduce the demand for or the price of our products. Any federal or state health care reform measures could adversely affect the price of medical devices in the United States, including our products, or the amount of reimbursement available. We cannot predict whether any reform measures will be adopted or what impact they may have on us.

We must obtain and maintain regulatory approval in order to sell our products.

Our business is regulated by the Food and Drug Administration. We have obtained pre-market notification clearances under Section 510(k) to market the Paratrend 7+ and Neotrend L to monitor blood gases and temperature, and the Neurotrend system to monitor oxygen, carbon dioxide, acidity and temperature in the brain. A Section 510(k) clearance is subject to continual review and later discovery of previously unknown problems may result in restrictions on marketing or withdrawal of the product from the market.

We also market our products in several foreign markets. Requirements vary widely from country to country, ranging from simple product registrations to detailed submissions such as those required by the FDA. Our manufacturing facilities are also subject to FDA inspection on a periodic basis and we and our contract manufacturers must demonstrate compliance with current Quality System Regulations promulgated by the FDA. Violations of the applicable regulations at our manufacturing facilities or the manufacturing facilities of our contract manufacturers could prevent us from marketing our products.

Our products may expose us to costly product liability claims that may exceed our insurance coverage.

We may be exposed to product liability claims if a patient is adversely affected by our products. We maintain a general insurance policy which includes coverage for product liability claims. The policy is limited to a maximum of $5,000,000 per product liability claim and an annual aggregate policy limit of $5,000,000. We cannot assure you that our existing insurance coverage limits are adequate to cover any liabilities we might incur or that insurance will continue to be available on commercially reasonable terms, if at all.

We depend on contract manufacturers and suppliers for key components of our products which could have an adverse effect on our ability to manufacture our products if the supply chain is interrupted.

The majority of the raw materials and purchased components used to manufacture our products are readily available. Many of these raw materials and components are purchased from single sources due to technology, price, quality or other considerations. Some of these single-sourced components are manufactured to our specifications. Most of these items could be sourced from other suppliers, often after a requalification process. Sourcing from alternative suppliers in some cases may require product design or software changes to accommodate variations from the original components. In the event that our supply of critical raw materials or components was interrupted due to the time required to requalify materials or components or modify product designs, our ability to manufacture the related product in desired quantities and in a timely manner could be adversely affected, potentially negatively impacting our financial condition and results of operations.

International operations will expose us to additional risks that could have an adverse effect on our ability to market our products abroad.

Our distributors sell our products globally, including international markets, subject to receipt of required foreign regulatory approvals. We cannot assure you that our distributors will devote adequate resources to selling our products internationally. Doing business outside of the United States also exposes us to various risks that could have a material and adverse effect on our ability to market our products internationally, including:

•	changes in overseas economic and political conditions,

•	currency exchange rate fluctuations,

•	foreign tax laws, or

•	tariffs or other trade regulations.

Our business is also expected to subject us and our representatives, agents and distributors to laws and regulations of the foreign jurisdictions in which they operate or our products are sold. We may depend on foreign distributors and agents for compliance and adherence to foreign laws and regulations. We have no control over most of these risks and may be unable to anticipate changes in international economic and political conditions, and may be unable to alter our business practices in time to avoid any adverse effects.

FORWARD-LOOKING STATEMENTS

This prospectus and our financial statements contain certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements represent our expectations, beliefs, intentions or strategies concerning future events, including, but not limited to, any statements regarding our current assumptions about future financial performance; the continuation of historical trends; the sufficiency of our cash balances and cash generated from operating activities for future liquidity and capital resource needs; the expected impact of changes in accounting policies on our results of operations, financial condition or cash flows; anticipated problems and our plans for future operations; and the economy in general or the future of the medical device industry, all of which are subject to various risks and uncertainties.

When used in this prospectus and in other filings by us with the Securities and Exchange Commission, in our press releases, presentations to securities analysts or investors, in oral statements made by or with the approval of an executive officer of Diametrics Medical, Inc., the words or phrases “believes,” “may,” “will,” “expects,” “should,” “continue,” “anticipates,” “intends,” “will likely result,” “estimates,” “projects” or similar expressions and variations thereof are intended to identify such forward-looking statements. However, any statements contained in this prospectus that are not statements of historical fact may be deemed to be forward-looking statements.

We caution that these statements by their nature involve risks and uncertainties, certain of which are beyond our control, and actual results may differ materially depending on a variety of important factors, including, but not limited to such factors as our ability to successfully implement our business plan; our ability to raise an adequate level of capital to fund our operations; market demand and pressures on the pricing for our products; changing market conditions, competition and growth rates within the medical device industry; changes in accounting policies; risks associated with operations outside of the U.S.; changing economic conditions such as general economic slowdown, decreased consumer confidence and the impact of war on the economy; and other risks and uncertainties, including those described under “Risk Factors” in this prospectus.

USE OF PROCEEDS

The Shares will be offered and sold by the Selling Shareholders for their own account. We will not receive any proceeds from the sale of the Shares pursuant to this prospectus. We have agreed to pay the expenses of registration of the Shares.

SELLING SHAREHOLDERS

We have agreed to register the resale of 38,491,608 shares of our common stock on behalf of the selling shareholders named below. These shares consist of up to 25,000,000 shares of common stock issuable upon conversion of shares of Series G convertible preferred stock and 13,491,608 shares of common stock to be issued upon exercise of common stock warrants. The Series G Shares are convertible at any time, and have a floating conversion price equal to 75% of the volume weighted average trading price for the three lowest inter-day trading prices of the common stock of the five consecutive trading days preceding the conversion date, but at an exercise price of no more than $0.14 per share and no less than $0.06 per share. Upon receipt of shareholder approval to increase our authorized common stock to 200 million shares at a special meeting of our shareholders to be called for that purpose, the floor price will be decreased to $.03 per share; the registration statement of which this prospectus is a part will be amended, or a new registration statement will be filed, to register the additional shares that may be issuable assuming a floor price of $.03 per share. As part of the financing, we issued three-year warrants to the purchasers of the Series G Shares, which entitle the holders to purchase an aggregate of 1,250,000 shares of common stock at the lower of $.11 per share or the average of the lowest ten inter-day closing prices of our common stock during the ten trading days preceding the exercise date. We also issued three-year warrants to the Mercator Advisory Group and its related funds to purchase an aggregate of 12,241,608 shares of our common stock at $.05 per share.

The shares are being registered to permit public secondary trading of the shares, and the selling shareholders may offer the shares for resale from time to time. See “Plan of Distribution.” The following table lists the selling shareholders and sets forth certain information regarding the beneficial ownership of common stock of each selling shareholder as well as the number of shares each selling shareholder may sell pursuant to this prospectus. No estimate can be given as to the amount of our common stock that will be held by the selling shareholders after completion of this offering because the selling shareholders may sell all or some of our common stock and because there currently are no agreements, arrangements or understandings with respect to the sale or distribution of any of our common stock by the selling shareholders.

Name	Number of Shares Beneficially Owned (1)(2)		Maximum Number of Shares to be Sold Pursuant to this Prospectus(1)(11)
Mercator Momentum Fund III LP	14,823,654	(3)	9,535,041
BCC Acquisition II LLC	12,650,018	(4)	9,333,333
Mercator Momentum Fund LP	10,659,131	(5)	8,270,483
Monarch Pointe, Ltd.	5,684,948	(6)	7,200,403
Long View Fund LP	5,956,876	(7)	2,040,268
Mercator Advisory Group LLC	4,073,500	(8)(10)	1,500,000
Mercator Focus Fund LP	2,168,136	(9)	612,080

Total			38,491,608

(1)	This registration statement also shall cover any additional shares of common stock which become issuable in connection with the shares registered for sale hereby by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of our outstanding shares of common stock.

(2)	The table sets forth, to our knowledge, certain information about the selling shareholders as of May 28, 2004. Except as otherwise indicated, the number of shares of common stock owned represents less than 1% of our outstanding shares as of the date of this prospectus. Information about the beneficial ownership of our shares prior to this offering has been given to us by the selling shareholders. The inclusion of any shares of common stock in this table does not constitute an admission of beneficial ownership for the named selling shareholder. See “Security Ownership of Certain Beneficial Owners and Management” for additional information regarding number of shares beneficially owned. Certain selling shareholders have agreed not to convert Series E Shares, Series F Shares or Series G Shares or to exercise warrants to the extent such holder’s beneficial ownership of common stock will exceed 9.99% of the common stock then outstanding.

(3)	Represents 33.9% of our outstanding shares as of the date of this prospectus; see footnote (2) above. Includes up to 4,333,334 shares of common stock issuable upon conversion of Series F Shares, 179,505 shares of common stock issuable upon conversion of Series E Shares, 4,040,000 shares of common stock issuable upon conversion of Series G Shares and 5,943,126 shares of common stock to be issued upon exercise of common stock warrants.

(4)	Represents 30.2% of our outstanding shares as of the date of this prospectus. Includes 1,908,832 shares of common stock issuable upon conversion of a convertible senior secured fixed rate note, up to 6,060,606 shares of common stock issuable upon conversion of Series G Shares and 4,686,580 shares of common stock to be issued upon exercise of common stock warrants. BCC Acquisition II, LLC may exercise its rights only to the extent its beneficial ownership percentage does not equal or exceed 20% of the common stock then outstanding.

(5)	Represents 26.9% of our outstanding shares as of the date of this prospectus; see footnote (2) above. Includes up to 2,333,333 shares of common stock issuable upon conversion of Series F Shares, 173,852 shares of common stock issuable upon conversion of Series E Shares, 4,040,000 shares of common stock issuable upon conversion of Series G Shares and 3,801,422 shares of common stock to be issued upon exercise of common stock warrants.

(6)	Represents 16.3% of our outstanding shares as of the date of this prospectus; see footnote (2) above. Includes up to 4,041,212 shares of common stock issuable upon conversion of Series G Shares, and 1,643,736 shares of common stock to be issued upon exercise of common stock warrants.

(7)	Represents 16.9% of our outstanding shares as of the date of this prospectus; see footnote (2) above. Includes up to 3,333,333 shares of common stock issuable upon conversion of Series F Shares and 2,623,543 shares of common stock to be issued upon exercise of a common stock warrant.

(8)	Represents 12.2% of our outstanding shares as of the date of this prospectus; see footnote (2) above. Includes up to 4,073,500 shares of common stock to be issued upon exercise of common stock warrants.

(9)	Represents 7.1% of our outstanding shares as of the date of this prospectus; see footnote (2) above. Includes up to 530,035 shares of common stock issuable upon conversion of Series E Shares, and 810,530 shares of common stock to be issued upon exercise of common stock warrants.

(10)	Mercator Advisory Group LLC is the general partner of Mercator Momentum Fund III, LP, Mercator Momentum Fund, LP and Mercator Focus Fund, LP. David Firestone, as managing member of Mercator Advisory Group LLC, and as a member of Mercator Group LLC, has voting and investment control over the shares held by the entities named as Selling Shareholders.

(11)	Shares registered include the maximum number of shares that may be issuable upon conversion of Series G Shares assuming a floor price of $.06 per share.

PLAN OF DISTRIBUTION

We are registering the shares on behalf of the selling shareholders. The selling shareholders may sell the shares of common stock from time to time on the Over-the-Counter Bulletin Board, or such market on which our common stock is subsequently listed or traded, or otherwise at prices and on terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The selling shareholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. As used in this prospectus, the term “selling shareholders” includes donees, pledgees, transferees or other successors-in-interest selling shares received from a named selling shareholder as a gift, pledge, distribution to members or partners or other non-sale-related transfer after the date of this prospectus. The selling shareholders will offer and sell the shares to which this prospectus relates for their own accounts. We will not receive any proceeds from the sale of the shares. We will bear all costs, expenses and fees in connection with the registration of the selling shareholders’ shares. Brokerage commissions and similar selling expenses, if any, attributable to the sale of the selling shareholders’ shares will be borne by the selling shareholders.

The common stock may be sold in:

•	block trades, where a broker or dealer will try to sell the common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	transactions where a broker or dealer acts as principal and resells the common stock for its account pursuant to this prospectus;

•	exchange distributions in accordance with the rules of such exchange; or

•	ordinary brokerage transactions and transactions in which the broker solicits purchases.

The common stock may also be sold through put or call option transactions, swaps and other derivative transactions, cross trades, trades through market makers, trades not through market makers or established trading markets, direct sales through agents, loans or pledges of the shares, hedging or similar transactions, a combination of such methods, or by any other legally available means. The selling shareholders may or may not involve brokers or dealers in any of these transactions. In effecting sales, brokers or dealers engaged by the selling shareholders may arrange for other brokers or dealers to participate. Brokers or dealers will receive commissions or discounts from the selling shareholders in amounts to be negotiated immediately prior to sale. Offers and sales may also be made directly by the selling shareholders, or other bona fide owner of the common stock, so long as an applicable exemption from state broker-dealer registration requirements is available in the jurisdiction of sale. The selling shareholders, brokers or dealers and any other participating brokers or dealers may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended, in connection with these sales, and any discounts and commissions received by them and any profit realized by them on the resale of the common stock may be deemed to be underwriting discounts and commissions under the Securities Act. Because the selling shareholders may be deemed to be “underwriters” within the meaning of the Securities Act, the selling shareholders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling shareholders that the anti-manipulative provisions of Regulation M promulgated under the Securities Exchange Act of 1934, as amended, may apply to their sales in the market.

All or any portion of the shares of common stock covered by this prospectus that qualify for sale under Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

Upon notification to us by a selling shareholder that any material arrangement has been entered into with a broker or dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling shareholder and of the participating brokers or dealers, (ii) the number of shares involved, (iii) the price at which such shares were sold, (iv) the commissions paid or discounts or concessions allowed to such brokers or dealers, where applicable, (v) that such brokers or dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus and (vi) other facts material to the transaction. In addition, upon notification to us by a selling shareholder that a donee, pledgee, transferee or other successor-in-interest intends to sell more than 500 shares, a supplement to this prospectus will be required.

If underwriters are used in an offering, we and the selling shareholders will execute an underwriting agreement with the underwriters and will specify the name of each underwriter and the terms of the transaction (including any underwriting discounts and other terms constituting compensation of the underwriters and any dealers) in a prospectus supplement. If an underwriting syndicate is used, the managing underwriter(s) will be specified on the cover of the prospectus supplement. If underwriters are used in the sale, the offered securities will be acquired by the underwriters for their own accounts and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time. Unless otherwise set forth in the prospectus supplement, the obligations of the underwriters to purchase the offered securities will be subject to conditions precedent, and the underwriters will be obligated to purchase all of the offered securities if any are purchased.

During and after an offering through underwriters, the underwriters may purchase and sell the securities in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters may also impose a penalty bid, which means that selling concessions allowed to syndicate members or other broker-dealers for the offered securities sold for their account may be reclaimed by the syndicate if the offered securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain, or otherwise affect the market price of the offered securities, which may be higher than the price that might otherwise prevail in the open market. If commenced, the underwriters may discontinue these activities at any time.

We have agreed to indemnify each selling shareholder against certain liabilities, including liabilities arising under the Securities Act, and we or the selling shareholders may agree to indemnify any agent, dealer or broker that participates in transactions involving sales of the shares covered by this prospectus. The selling shareholders have severally agreed to indemnify us against certain liabilities, including those arising under the Securities Act.

PRICE RANGE OF COMMON STOCK

Our common stock is quoted on the Over-the-Counter Bulletin Board under the symbol “DMED.” The following table sets forth the high and low prices of our common stock for the periods indicated as reported on the Nasdaq National Market (through February 26, 2003), the Nasdaq Small Cap Market (through July 2, 2003) and the Over-the-Counter Bulletin Board.

Period	High	Low
First Quarter 2002	$5.95	$3.97
Second Quarter 2002	5.05	3.30
Third Quarter 2002	3.79	1.93
Fourth Quarter 2002	2.64	1.22
First Quarter 2003	1.94	0.69
Second Quarter 2003	1.40	.054
Third Quarter 2003	1.23	0.60
Fourth Quarter 2003	0.86	0.26
First Quarter 2004	0.50	0.25

As of May 28, 2004, there were approximately 339 common shareholders of record and an estimated 4,800 shareholders holding common stock in “street name” accounts, and four holders of record of the Company’s preferred stock.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock since our inception. We currently intend to invest any earnings in the development and expansion of our business and do not intend to pay dividends in the foreseeable future. The payment of dividends, if any, will be at the discretion of the Board of Directors and will depend on our earnings, financial condition, capital requirements and other relevant factors.

SELECTED CONSOLIDATED FINANCIAL DATA

The consolidated statement of operations data presented below for the fiscal years ended December 31, 2001, 2002 and 2003 and the consolidated balance sheet data as of December 31, 2002 and 2003 are derived from our consolidated financial statements included elsewhere in this prospectus, which have been audited by KPMG LLP, independent registered public accounting firm, and should be read in conjunction with those consolidated financial statements and notes thereto. The consolidated statement of operations data presented below for the fiscal years ended December 31, 1999 and 2000 and the consolidated balance sheet data as of December 31, 1999, 2000 and 2001 are derived from our audited consolidated financial statements not included in this prospectus. The consolidated statement of operations data presented below for the three months ended March 31, 2003 and 2004 and the consolidated balance sheet data as of March 31, 2004, are derived from our unaudited consolidated financial statements included elsewhere in this prospectus which, in the opinion of management, include all adjustments, consisting of normal recurring accruals, necessary for a fair presentation of the financial information set forth therein. Operating results for the three months ended March 31, 2004 are not necessarily indicative of the results to be expected for the entire fiscal year ending December 31, 2004 or for any future period.

	Three months ended March 31,		Years ended December 31,
(in thousands, except share and per share amounts)	2004	2003	2003	2002	2001	2000	1999
Statement of Operations Data:
Revenue	$651	$737	$3,083	$6,370	$10,630	$14,179	$11,522
Operating loss	(1,656)	(2,009)	(8,434)	(5,182)	(3,073)	(1,902)	(4,690)
Net loss before discontinued operations	(2,156)	(2,139)	(8,240)	(5,667)	(3,371)	(1,807)	(4,890)
Discontinued operations:
Loss from discontinued operations	—	(752)	(2,071)	(1,864)	(505)	(841)	(5,354)
Gain on sale of discontinued operations	557	—	1,832	—	—	—	—

Income (loss) from discontinued operations	557	(752)	(239)	(1,864)	(505)	(841)	(5,354)

Net loss	(1,599)	(2,891)	(8,479)	(7,531)	(3,876)	(2,648)	(10,244)
Beneficial conversion feature	(666)	—	(959)	—	—	—	—

Net loss available to common shareholders	(2,265)	(2,891)	(9,438)	(7,531)	(3,876)	(2,648)	(10,244)

Basic and diluted net loss per common share (1), (2):
Net loss from continuing operations	$(0.10)	$(0.08)	$(0.34)	$(0.21)	$(0.13)	$(0.07)	$(0.20)
Discontinued operations:
Loss from discontinued operations	—	(0.03)	(0.08)	(0.07)	(0.02)	(0.03)	(0.21)
Gain on sale of discontinued operations	0.02	—	0.07	—	—	—	—

Net income (loss) from discontinued operations	0.02	(0.03)	(0.01)	(0.07)	(0.02)	(0.03)	(0.21)

Net loss	(0.08)	(0.11)	(0.35)	(0.28)	(0.14)	(0.10)	(0.41)

Weighted average shares outstanding	28,498,626	26,835,451	26,967,708	26,804,451	26,762,684	26,490,826	24,719,038

		As of March 31, 2004	As of December 31,
			2003	2002	2001	2000	1999
Balance Sheet Data:
Working capital (deficit) from continuing operations		$539	$361	$(2,593)	$9,515	$10,510	$13,492
Net assets of discontinued operations		—	—	3,643	6,151	8,355	4,626
Total assets		4,771	5,193	13,451	23,461	27,811	31,972
Long-term liabilities from continuing operations		8,393	8,176	2,751	8,533	7,886	7,823
Shareholders’ equity (deficit)		(5,992)	(5,871)	671	9,529	14,185	13,841

(1)	The Company has not paid any dividends since inception.

(2)	Basic and diluted net loss per share amounts are identical as the effect of potential common shares is antidilutive.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and related notes. This discussion and analysis contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from this anticipated in these forward-looking statements as a result of certain factors including, but not limited to, those discussed in “Risk Factors” and elsewhere in this prospectus.

OVERVIEW

The Company experienced significant changes over the past year. The Company’s primary line of business from its inception in 1990 through September 2003 was the development, manufacture and distribution of intermittent blood testing products. That line of business, which comprised 66% and 57% of consolidated revenues for the years ended December 31, 2003 and 2002, respectively, was sold in late September 2003. In late 1996, the Company acquired a continuous blood and tissue monitoring business which now represents its only line of business. This business, now known as Diametrics Medical, Ltd., operates as a wholly owned subsidiary of the Company, with manufacturing, research and development and marketing operations located in High Wycombe, England. The Company’s continuing operations must grow significantly to support its administrative and overhead costs, much of which relate to being a public company.

The Company ended an exclusive distribution arrangement with Philips Medical Systems in late 2002 and started developing its own sales force and distribution network. Operations have never produced a significant portion of the funds required to continue developing the business and external fund raising efforts have become more difficult. The Company’s Board of Directors therefore concluded that it was not practicable to continue both lines of business, and in early 2003, started the process which led to the sale of the intermittent testing business.

Management is now focused on reinvigorating the continuous monitoring business. Many of the systems installed during recent years are relatively inactive. The entire sales and sales support organization in the United States and various international markets is working to increase utilization, and therefore sensor sales, where appropriate. New account efforts are being focused on the neonatal market based on the more immediately recognized benefits in caring for critically ill newborns. Distributor relationships are being carefully managed to focus on approximately ten countries where opportunities appear greatest. Finally, the Company has recently learned that its systems can be very effective in biotech applications where the environment for cell research can significantly impact yields and overall results. This area is primarily being addressed by senior sales, marketing and product development personnel.

The Company has the only continuous blood and tissue monitoring systems on the market, although various companies have previously tried to develop similar products. Continuous monitoring has not yet become the standard of care, so much of the Company’s sales and marketing efforts are directed toward education of physicians and clinicians involved in caring for critically ill patients. The systems sold by the Company consist of a monitor, a patient data module, and a calibrator, which can support several monitors. After systems are installed, revenue is derived from the disposable sensors required for each use of the system. The systems have historically been sold, sometimes on an installment basis, but may be leased. The Company has not penetrated a significant portion of either the neonatal market or the critically ill pediatric and adult market. Therefore, a great deal of opportunity still exists to sell new systems. This, together with the emphasis on existing accounts, is expected to generate significantly more sensor sales.

The sale of the intermittent testing business generated cash proceeds of $5.2 million, including escrowed proceeds released in late March 2004. A significant portion of the proceeds were required to satisfy commitments for severance payments, accrued vacation obligations and various other employee related commitments as well as accrued interest payments and the mandatory redemption of half of the Company’s Series E preferred stock. As a result of those commitments and the fact that significant management and administrative expenses continue, the Company was required to draw down the first $1.5 million tranche of financing under a $3 million Series F convertible preferred stock agreement completed in January 2004. Additionally, in late May 2004, the Company completed a $1.5 million private placement under a Series G convertible preferred stock agreement. This financing effectively replaced the unfunded second tranche of the Series F preferred stock financing arranged in January 2004. As expected, the first $1.5 million tranche of financing generated in January 2004 under the Series F preferred stock agreement and other available funds had been substantially consumed by operations by the time the Series G financing was completed. This additional financing was necessary to meet near-term funding requirements for support of the Company’s operations, as it continues to control expenditures and monitor its cash position carefully.

Short-term challenges facing the Company are clear. First, the Company will be required to obtain longer-term financing during the third quarter of 2004 in order to remain viable as its continuous monitoring business is developed and additional applications for its technology are explored. The Company’s initial projections indicated a need for $5 million to $10 million, which may be adjusted as the Company develops its business plan and evaluates further the need for and costs of product enhancements and sales and marketing programs. Management has been actively pursuing longer-term financing alternatives and believes several viable opportunities exist, but currently has no proposal in-hand. The issuance of additional equity financing is also dependent upon the Company’s ability to obtain shareholder approval for an increase in authorized shares of its common stock.

The other major challenge facing the Company is gaining market acceptance and finalizing sales of both systems and sensors at an accelerating rate. The products have been sold for a number of years and are generally considered effective, where used consistently. The technology is somewhat dated and certain modifications need to be made to assist with sales and marketing efforts. Those near-term requirements are estimated to require less than $100,000. An additional $2.5 million to $3.5 million should be spent over the next two years to update the products, specifically to make them more user-friendly and compatible with other monitors and related treatment systems in the intensive care environment. Those changes would also assure continued availability of component parts and would simplify manufacturability and could have a positive impact on costs and selling prices. Much of the work in this area has been completed but projects were suspended to conserve cash.

In summary, the Company has a viable product which is accepted where used but has not penetrated the market to its potential. It now has the nucleus of a dedicated sales and marketing organization which is focused on expanding usage among existing customers, penetrating the neonatal market more completely and entering the biotech arena. Short-term funding has been secured under the Series G preferred stock agreement to help fund near-term operations, and efforts are moving forward for a longer-term funding solution. That funding will be the key to the Company’s survival and success.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

The Company’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in the U.S., which require the Company to make estimates and assumptions in certain circumstances that affect amounts reported. In preparing these financial statements, management has made its best estimates and judgments of certain amounts, giving due consideration to materiality. The Company believes that of its significant accounting policies (more fully described in note 1 to the consolidated financial statements), the following are particularly important to the portrayal of the Company’s results of operations and financial position and may require the application of a higher level of judgment by the Company’s management, and as a result are subject to an inherent degree of uncertainty.

Accounting for and Classification of Debt and Equity Instruments. During the second quarter 2003, the Company completed the renegotiation of the terms of its Convertible Senior Secured Fixed Rate Notes and completed a $1.5 million financing through the sale of 15,000 shares of Series E convertible preferred stock. Both transactions also included the issuance of warrants for the purchase of the Company’s common stock. The accounting for these debt and equity related transactions was complex and required the Company to make certain judgements regarding their accounting treatment. The Company’s significant conclusions related to these transactions included: 1) the accounting applicable to the modification of the convertible notes falls primarily under the treatment prescribed by EITF 96-19, “Debtors Accounting for a Modification or Exchange of Debt Instruments,” 2) the determination of the respective fair values to use as a basis for recording the carrying values of the convertible notes, Series E preferred stock and warrants issued in connection with each transaction and 3) the classification of the warrants as equity versus debt based upon an assessment under EITF 00-19 of the Company’s contractual obligations for registration of the related common shares issuable upon exercise of the warrants. As a result of the

Company’s completion in January 2004 of a $1.5 million Series F convertible preferred stock financing with warrants and the amendment of the Note Purchase Agreement for the convertible notes to reduce the exercise price of the note holders’ warrants, the Company reviewed similar criterion in the assessment of the proper accounting treatment for these transactions in the first quarter 2004. Additionally, the Company’s completion in May 2004 of a $1.5 million Series G convertible preferred stock financing with warrants and follow-on amendment to the Note Purchase Agreement for the convertible notes to further reduce the exercise price of the note holders’ warrants will again require a review of similar criterion for second quarter 2004 reporting.

The Company engaged an outside valuation firm to assist management in the measurement of the fair value of the modified convertible notes. Management has reviewed and agrees with the assumptions used in the determination of fair value. The primary element of that measurement was the calculation of the estimated present value of the cash flows associated with the notes, including interest and principal payments from the effective date of modification of the notes of April 7, 2003 through the maturity date of the notes of August 4, 2005. A discount rate of approximately 25% was used to calculate the present value of the remaining cash flows associated with the notes. The 25% discount rate represents an estimate of the Company’s cost of capital, and was based upon market studies of venture capitalists’ required return on investment and current trends within the venture capital markets as of the valuation date, with consideration of the Company’s history, status, prospects and risks.

Use of a 25% discount rate resulted in a present value calculation for the remaining interest and principal cash flows of approximately $4.9 million. The fair value of the notes’ conversion rights was calculated at approximately $100,000, determined through use of the Black Scholes Option Pricing Model, resulting in a total estimated fair value of the modified notes of $5 million. The valuation of the modified notes directly affected the calculation of the amount of the gain recognized on the modification of the notes of $1.5 million. If the Company’s estimate of the appropriate discount rate had been 20% higher or lower, resulting in a discount rate of 30% and 20% at the high and low end of the range, respectively, the present value calculation would have decreased by approximately $400,000 and increased by approximately $460,000, respectively. The impact of such a change in estimate would have increased and decreased by the same amounts the amount of gain recognized on the modification of the notes to approximately $1.9 million and $1 million, respectively.

In conjunction with the sale of Series F preferred stock in January 2004, holders of the Company’s convertible notes agreed to amend the Note Purchase Agreement effective December 30, 2003 to defer the timing of interest payments due for the fourth quarter 2003 and the first quarter 2004, amounting to approximately $256,000, to June 30, 2004 and to waive the Company’s failure to make such interest payments on such dates. As no covenant violation or event of default had occurred under the terms of the Note Purchase Agreement as of December 31, 2003, the Company classified the convertible notes as noncurrent as of December 31, 2003.

Revenue Recognition and Accounts Receivable. Effective July 1, 2003, the Company adopted the provisions of EITF Issue 00-21, “Revenue Arrangements with Multiple Deliverables,” which provides guidance on the measurement and allocation of revenue from sales undertakings to deliver more than one product or service. Sales of the Company’s hardware and disposable sensors are priced and sold separately and have readily determined fair market values based upon sales histories of these products. As such, the hardware and disposable sensors have stand-alone value to the customer. Sales to distributors and existing end-user customers are specifically priced for each product and have no right of return, except for standard warranty provisions. Revenue is recognized upon shipment of products to distributors and direct customers or, in the case of trial monitors placed directly with end-user customers, upon the customer’s acceptance of the product. As the Company continues to implement its new sales distribution model, sales to new direct end-user customers will become a significant portion of total sales. Sales to these customers are similar to other sales, except these customers may require training on the products. This usually occurs during a product evaluation period completed prior to the customer making the purchase. Revenue for these sales transactions is recognized when the purchase is made at the end of the evaluation period. In the event more than an insignificant amount of post-sales training is required as part of the sale to an end-user customer, the Company will defer the greater of the relative fair value of that training or any contingent payments until the training is completed in accordance with EITF 00-21. Completion of the training is probable and under the Company’s control, so it should not result in a delay in the timing of revenue recognition for the hardware or disposable sensors. Further, the relative fair value of the training bundled with a sales transaction can be readily determined based on prices charged to customers in sale transactions where service is not bundled.

Many of the Company’s distribution agreements governing the terms of sales transactions with its European and Asian distributors provide for retention of title to products delivered to such distributors until the distributor makes payment to allow the Company to recover the products in the event of distributor default on payment. The agreements provide for this protection because the laws of the countries in which the distributors conduct business do not provide for a seller’s retention of a security interest in goods in the same manner as established in the U.S. Uniform Commercial Code. The Company recognizes revenue on sales transactions governed by such distributor agreements upon delivery of the products, which may occur prior to receipt of payment and the transfer of title. This treatment is permitted under SEC Staff Accounting Bulletin (“SAB”) No. 104 – “Revenue Recognition,” as all other revenue recognition criteria outlined in SAB No. 104 have been met and the only rights the Company retains with the title in such transactions are those enabling recovery of the products in the event of distributor payment default. The Company does not retain any other rights of ownership, such as the ability to direct the disposition of the products sold, rescind the transaction or prohibit the distributor from moving, selling or otherwise using the goods in the normal course of business.

The expansion of its distribution channels may expose the Company to an increase in sales returns, warranty obligations and credit risk. The Company is monitoring these exposures and will adjust the respective reserve provisions as necessary.

The Company maintains allowances for doubtful accounts for estimated losses from the inability of its customers to make required payments. The increase in the diversification of the accounts receivable base beginning in 2003 requires increased credit management and monitoring of customer payment status in order to assess the adequacy of the accounts receivable reserve balance. While the Company believes that the quality of its receivables from its distribution partners and direct customers is high, if the financial condition of the Company’s customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Inventories. The Company reduced its cost basis in slow moving and obsolete inventories based upon current and expected future product sales and the expected impact of changes in production levels and product modifications. As a result of the termination of the Company’s exclusive agreement with Philips and changes in the Company’s distribution relationships and methods, the Company reduced the carrying value of excess instrument component inventory by approximately $800,000 and $360,000 for the years ended December 31, 2003 and 2002, respectively. These charges were driven by an expected reduction in the Company’s instrument production requirements, stemming primarily from the Company’s ability and intent to purchase from Philips new instrument inventory in 2004, and an assessment of the amount of instrument inventory available to the Company relative to projected demand. The written-off inventory components were not disposed of to accommodate any potential growth in demand for these products beyond expectations, but will be scrapped at the time the Company believes there is not any potential for their use. The Company will continue to monitor the level and recoverability of its inventories in view of actual and expected unit sales and demonstrated market prices of its existing products. While actual demand and production requirements may differ from the Company’s projections, the Company does not currently expect that significant future adjustments to the current carrying value of inventory will be required. No sales have occurred during 2003 or 2004 of inventory items previously written off.

Foreign Currency Translation/Transactions. The financial position and results of operations of the Company’s foreign subsidiary, located in the United Kingdom under the name of Diametrics Medical, Ltd., are measured using local currency as the functional currency. The financial statements of the Company’s foreign subsidiary are translated in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 52. Accordingly, assets and liabilities are translated using period-end exchange rates and statements of operations items are translated using average exchange rates for the period, with the resulting translation adjustments recorded as a separate component of shareholders’ equity. Also recorded as translation adjustments in shareholders’ equity are transaction gains and losses on intercompany balances for which settlement is not planned or anticipated in the foreseeable future. Other foreign currency transaction gains and losses are credited or charged against earnings. The Company’s subsidiary has had negative cash flows since its acquisition by the Company in late 1996, and is expected to continue to have negative cash flows and require funding from the Company for the foreseeable future. As a result, settlement of the Company’s net intercompany receivable balance with its subsidiary is not expected in the foreseeable future. As such, the Company records transaction gains or losses on intercompany balances in shareholders’ equity in accordance with SFAS No. 52. At December 31, 2003 and 2002, the Company had $2.7 million and $3.3 million, respectively, of net intercompany balances giving rise to transaction gains or losses recorded in shareholders’ equity during these years. The Company will continue to evaluate the potential for future settlement of intercompany balances. Settlement of intercompany balances on a near-term basis would require the Company to include transaction gains or losses on intercompany balances as credits or charges to current income (vs. shareholders’ equity), potentially resulting in an increase in the volatility of the Company’s Statements of Operations.

Subsequent to the sale of the Company’s U.S. based intermittent testing business effective September 29, 2003, the Company’s continuing operations reside primarily with its U.K. subsidiary. The results of operations of the intermittent testing business have been reported as discontinued operations for all periods presented in this prospectus. Significant fluctuations of the British pound sterling to the U.S. dollar during 2003 had a larger impact on the Company’s reported results of continuing operations in 2003 relative to 2002, increasing 2003 net loss before discontinued operations by 5%. Such fluctuations in the British pound sterling to the U.S. dollar will continue to increase the volatility of the Company’s reported financial results.

Impairment of Long-Lived Assets. Long-lived assets at December 31, 2003 consist of property and equipment. The Company reviews its long-lived assets for impairment whenever events or business circumstances indicate that the carrying amount of an asset group may not be recoverable. Recoverability of asset groups to be held and used is measured by a comparison of the carrying amount of an asset group to future net cash flows expected to be generated by the asset group. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset group exceeds the fair value of the assets in that group. The Company’s history of operating and cash flow losses and the projection of continued losses in the near term triggered an analysis by the Company of the recoverability of the carrying value of its property and equipment effective December 31, 2003. As prescribed by SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the recoverability of the Company’s property and equipment was assessed by projecting cumulative operational cash flows expected to be generated by the asset group over the remaining useful life of the primary asset in that asset group, and comparing this result to the carrying value of the asset group as of December 31, 2003. This analysis resulted in the write-off of carrying value approximating $126,000 for manufacturing equipment and tooling and $33,000 for leasehold improvements as of December 31, 2003. The Company believes that the remaining $1.9 million carrying value of its long-lived assets at December 31, 2003 is recoverable; however, the Company’s inability to raise sufficient capital or unforeseen changes in its business outlook, product strategy or production methods could result in additional future write-downs of long-lived assets.

Retirement Plan Funding. The Company’s U.K. subsidiary sponsors a contributory defined benefit retirement plan (“Retirement Plan”) covering all eligible employees. The Company’s funding policy is to contribute into a trust fund at an annual rate that is intended to remain at a level percentage of total pensionable payroll. Annual contribution amounts are determined by a qualified actuary and are intended to adequately fund the Company’s projected pension liability payable upon employees’ retirement, given actuarial assumed rates of average market and trust fund investment performance. While the Company has funded the Retirement Plan each year to meet or exceed the actuarial determined annual contribution requirements, the Retirement Plan’s projected benefit obligation has exceeded the fair value of plan assets over the last three years, with an underfunded status of approximately $2.5 million at December 31, 2003, compared to $3 million at December 31, 2002 and $1.4 million at December 31, 2001. The underfunded status of the Retirement Plan is reflected on the Company’s balance sheet as an accrued retirement plan benefit liability and minimum pension liability (included as a charge to “accumulated other comprehensive loss” in shareholders’ equity). The underfunded status of the Company’s Retirement Plan has occurred primarily due to an environment of weaker investment performance in the global markets over the past two to three years (negatively affecting the value of Retirement Plan invested assets) and to a lesser extent, lower prevailing interest rates (which drove the use of a lower discount rate to calculate the projected benefit obligation). While the underfunded status of the Company’s Retirement Plan improved during 2003 relative to 2002, and is expected to continue to improve over time relative to current levels as a result of actuarial assumed improvements in future average market (and trust fund) performance, the inability of the trust fund investments to perform at or near these average projected rates of return over the employees’ remaining service lives could result in a significant future funding obligation of the Company. To help manage this exposure, the Company modified the Retirement Plan effective August 31, 2003 to close the plan to future accrual of benefits. The Retirement Plan will continue to exist; however, the liabilities of the Retirement Plan were frozen effective August 31, 2003. The Company will continue to make monthly contributions into the Retirement Plan, but these contributions will be fully allocated to reduce the Retirement Plan’s liabilities for participant benefits earned through August 31, 2003. This change will help secure Retirement Plan participant’s benefits earned through that date, and reduce the Company’s exposure to a potential future significant funding obligation.

Significant assumptions applied to the valuation of the Company’s Retirement Plan as of December 31, 2003 and 2002 included the discount rate used for calculating the Retirement Plan’s projected benefit obligation as of those dates, and the estimated long-term rate of return on assets, which affected the actuarial computation of net periodic pension cost for the respective periods. The rates utilized in the actuarial valuation of the Retirement Plan were discount rates of 5.5% and 5.6% at December 31, 2003 and 2002, respectively, and an expected long-term annual rate of return on plan assets of 8% for both periods.

The Company performed a sensitivity analysis as of December 31, 2003, to assess the impact of varying the key assumptions described above. Yields on AA rated U.K. corporate bonds with terms commensurate with the average remaining service lives of Retirement Plan participants (15+ years) as of December 31, 2003 supported the use of discount rates ranging from approximately 5.3% to 5.8%. Had the Company utilized a discount rate at the low-end of this range of 5.3% (versus the 5.5% rate used) at December 31, 2003, the Retirement Plan’s projected benefit obligation, underfunded status, accrued benefit liability and minimum pension liability would have increased relative to reported amounts by $365,000. Alternatively, had the Company utilized a higher discount rate within the range of 5.8% at December 31, 2003, these same amounts would have declined by about $500,000 relative to reported amounts at December 31, 2003. Had the Company reduced the expected long-term rate of return on assets assumption from 8% to 6%, the Retirement Plan’s net periodic pension cost would have increased by approximately $100,000, with an offsetting reduction in the amount of the minimum pension liability charged to equity. The December 31, 2003 computation of the Retirement Plan’s projected benefit obligation and funded status would not have changed from reported amounts as a result of a change in the expected long-term rate of return on assets as of December 31, 2003.

RESULTS OF OPERATIONS

Revenue

Three Months Ended March 31, 2004 Compared to Three Months Ended March 31, 2003

The Company’s total revenue from continuing operations was $651,016 for the three months ended March 31, 2004, compared to $737,212 for the same period in the prior year, a decrease of 12%.

Product revenue content reflects a mix of 46% disposable sensor revenues in the first quarter of 2004, compared to 64% in the same period last year, with instrument related revenues comprising the remaining product revenues in each period. A 36% reduction in disposable sensor revenues during the quarter caused the overall decline in revenue. This reduction resulted primarily from the timing of disposable sensor purchases from Codman and Philips in the prior year, with a concentration of those purchases in that year’s first quarter. Under an amendment to the Philips’ distribution agreement, Philips maintained a nonexclusive right to sell the Company’s disposable sensors and related accessories to its existing customer base through October 31, 2003, but was no longer subject to minimum purchase requirements. Instrument related revenues increased 32% relative to last year’s first quarter as a result of increased sales of monitoring systems, as the Company continued to develop its new sales channels. The Company’s transition to expanded distribution channels also positively impacted average selling prices in the first quarter 2004 for both instruments and disposable sensors, as a higher concentration of sales were made to direct end-user customers and distributors at pricing higher than that extended to Philips. Products sold internationally, consisting primarily of sales in Europe, comprised 85% and 93% of total product revenue from continuing operations for the three months ended March 31, 2004 and 2003, respectively, with remaining product revenue in each period generated in the United States.

        With the termination of Philips’ nonexclusive distribution rights for sale of the Company’s disposable sensors effective October 31, 2003, no sales occurred with Philips during the three months ended March 31, 2004, compared to sales of $184,000, or 25% of revenue from continuing operations, for the three months ended March 31, 2003.

The Company continues to rebuild and develop its new sales channels and expand the use of its unique continuous monitoring products to new applications. Recently, the Company’s monitoring systems have been used in biotech applications to provide continuous measurement of environments surrounding cell research and growth. To date, most of these utilizations have been on a trial basis, although some have generated revenue from systems and sensor sales. The Company expects to achieve growth in product revenues in 2004 relative to 2003, the rate at which will be dependent upon the rate of ramp-up and effectiveness of the Company’s direct sales force and distributors and the rate of adoption of expected new applications for the Company’ continuous monitoring products.

The Company’s revenues are affected principally by the number of instruments, consisting of continuous monitoring instruments and accessories, sold to distributors and direct customers, the extent to which the distributors sell the Company’s instruments to end-user customers, and the rate at which disposable sensors are used in connection with these products. As the Company grows, it is expected that the Company’s growing end-user customer base will increase the usage and rate of usage of disposable products, with the result that disposable product sales will generally exceed that of instrument sales.

Fiscal Year 2003 Compared to Fiscal Years 2002 and 2001

The Company’s total revenue from continuing operations was $3,083,451 in 2003, a 52% reduction from $6,370,079 in 2002 and a 71% reduction from $10,630,017 in 2001.

The year-over-year declines in revenue from continuing operations were primarily due to the termination of the exclusive distribution agreement with Philips effective November 1, 2002, and the time required for the Company to rebuild its new expanded distribution channels. Included in “other revenue” in each year is the recognition of cash payments in lieu of minimum purchase requirements from the Company’s distribution partners, amounting to a $200,000 payment from Codman in 2003, $884,142 from Philips in 2002 and $600,000 from Codman in 2001. The 2002 amount of $884,142 reflects the allocation to the Company’s continuous monitoring product line of Philips’ $2.7 million total payment in lieu of minimum purchase requirements based upon the relative ratio of products purchased by Philips that year, as the payment was not specifically attributed to products. The remaining $1.9 million was allocated to the Company’s intermittent testing product line, included in discontinued operations.

Product revenue content in each year reflects a mix of 40%, 60% and 71% instrument related sales in 2003, 2002 and 2001, respectively, with disposable sensors comprising the remaining product sales in each year.

The transition to new distribution channels significantly impacted instrument revenues in 2003 and 2002, as sales from monitoring systems decreased 54% from 2001 to 2002 and 65% from 2002 to 2003. Disposable sensor revenues also declined during the same periods, with sales decreasing 25% from 2001 to 2002 and 22% from 2002 to 2003. Philips retained a nonexclusive right to sell the Company’s TrendCare sensors and related accessories to Philips’ existing customer base through October 31, 2003. As the Company has resumed a direct sales relationship with the end-user customers since that time, average quarterly sensor unit sales volumes have increased over 50%. This growth was partially influenced by the Company’s introduction to the market in fourth quarter 2003 of its own umbilical artery catheter for use with the Neotrend sensor. Until this time, Neotrend customers had very limited access to suitable catheters to use with the Neotrend sensor after the only catheter brand that was compatible and approved for use with Neotrend was recalled and removed from the market starting in late 2002. Additionally, the transition to expanded distribution channels has positively impacted average selling prices for both instruments and disposable sensors starting in the fourth quarter 2002, as a higher concentration of sales were made to direct end-user customers and distributors at pricing higher that that extended to Philips. Products sold internationally, consisting primarily of sales in Europe, comprised 73% of total revenues from continuing operations in 2003. International sales comprised 78% and 82% of revenues in 2002 and 2001, respectively; however, as most sales in these years were to Philips, the geographic distribution of end-user sales in those years is unknown.

The Company’s revenue from Philips comprised 10% of total revenue from continuing operations in 2003, compared with 85% and 82% in 2002 and 2001, respectively. Due to the significant purchases of the Company’s products by Philips for its internal use in the sales process and to meet minimum purchase commitments, Philips’ sales to end-user customers are estimated to be substantially less than the Company’s sales to Philips over the three and a half-year duration of the exclusive distribution agreement which ended effective November 1, 2002.

Cost of Revenue

Three Months Ended March 31, 2004 Compared to Three Months Ended March 31, 2003

Cost of revenue totaled $610,920, or 94% of total revenue for the three months ended March 31, 2004, compared to $619,486 or 84% of revenue for the same period last year. The reduction in the gross profit percentage was impacted primarily by reduced sensor production volumes and lower resulting absorption into inventory of overhead costs. Partially offsetting this was an increase in average selling prices for the Company’s products, due to the Company’s expansion of its distribution channels, and a resulting lower concentration of sales to Philips.

During 2004, the Company plans to purchase from Philips certain unused inventory of TrendCare instruments previously sold to Philips. Due to favorable pricing on these inventory purchases, the Company expects sale of these products to have a positive impact on gross margin in later quarters, the extent to which will be dependent upon sales volumes.

Fiscal Year 2003 Compared to Fiscal Years 2002 and 2001

Cost of revenue from continuing operations totaled $3,032,177 in 2003, compared to $4,420,509 in 2002 and $6,810,153 in 2001. Cost of revenue as a percentage of total revenue was 98% in 2003, 69% in 2002 and 64% in 2001.

The year-to-year increases in the Company’s cost of revenue as a percentage of total revenue were primarily impacted by charges related to inventory and plant and equipment and changes in the levels of other non product revenue. Cost of revenue in 2003 and 2002 included approximately $800,000 and $360,000, respectively, of charges for excess instrument component inventory. These charges were made as a result of an expected reduction in the Company’s instrument production requirements, stemming primarily from the Company’s ability and intent, subsequent to the termination of the Philips agreement, to purchase new instrument inventory from Philips in 2004, and an assessment of the amount of instrument inventory available to the Company relative to projected demand. These charges had an unfavorable impact on gross margin of 26 percentage points in 2003 and 6 percentage points in 2002. Additionally, the Company incurred charges in 2003 as a result of an assessment of the recoverability of the carrying value of its property and equipment effective December 31, 2003. This analysis was triggered under SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets,” by the Company’s history of operating and cash flow losses and the projection of continued losses in the near term. The analysis required a comparison of the asset group’s carrying value at December 31, 2003 to the projected operational cash flows expected to be generated by the asset group over its remaining useful life. This analysis resulting in the write-off to cost of revenue of carrying value approximating $122,000 for manufacturing equipment and tooling and $32,000 for leasehold improvements, unfavorably impacting gross margin in 2003 by 5 percentage points.

Also contributing to the successive annual increase in cost of revenue as a percentage of total revenue was a reduction each year in the mix of instrument sales to total product sales, as instruments generally carry higher margins than sales of disposable sensors. Additionally, a reduction each year in sales of disposable sensors reduced production volumes, resulting in higher average unit sensor manufacturing costs in 2003 and 2002 relative to 2001. Reductions in sales of these products were primarily impacted by the termination of the exclusive distribution agreement with Philips.

Partially offsetting the impact of these changes in 2003 was an increase in average selling prices for the Company’s products, due to the Company’s expansion of its distribution channels, and a resulting lower concentration of sales to Philips. Additionally, work force reductions and other cost containment measures implemented throughout 2002 resulted in a reduction in overhead costs in 2003 of approximately $100,000.

Operating Expenses

Three Months Ended March 31, 2004 Compared to Three Months Ended March 31, 2003

Total operating expenses from continuing operations declined by $430,725 or 20% between the first quarters of 2003 and 2004, impacted largely by reductions in general and administrative and research and development expenses, partially offset by the impact of fluctuations of the British pound sterling to the U.S. dollar. Such currency fluctuations increased total operating expenses by approximately $136,000 for the quarter.

Research and development expenditures totaled $371,668 for the three months ended March 31, 2004, a 37% decline compared to $589,719 for the three months ended March 31, 2003. Expenditures in the current period were reduced by the recognition of $272,000 of funding from Codman under a development program to optimize neurotrend sensor characteristics. Funding from Codman included the Company’s costs under the development program for labor, materials, overhead and a profit margin.

Selling, general and administrative expenses totaled $1,324,094 for the three months ended March 31, 2004, compared to $1,536,768 for the same period in 2003. The 14% net reduction in expense between periods was the result of a reduction in general and administrative expenses of $272,214, partially offset by an increase in sales and marketing expenses of $59,540. The reduction in general and administrative expenses resulted primarily from a reduction in personnel and lower corporate insurance costs due to reductions in coverage, both influenced by changes made to reduce the cost structure of the Company’s continuing operations subsequent to the sale of the Company’s intermittent testing business. Personnel reductions in the Company’s general and administrative functions at the end of September 2003 reduced general and administrative costs by approximately $87,000 in the first quarter 2004. The increase in sales and marketing expenses relative to the prior year’s first quarter was primarily impacted by an increase in direct sales personnel and a related increase in travel and promotional costs reflecting the continued development of the Company’s direct sales channels throughout 2003.

Fiscal Year 2003 Compared to Fiscal Years 2002 and 2001

Total operating expenses from continuing operations increased by approximately $1.4 million or 19% from 2002 to 2003, following an increase of approximately $238,000 or 3% from 2001 to 2002. Fluctuations of the British pound sterling to the U.S. dollar contributed approximately $420,000 to the increase in 2003 operating expenses. The remaining growth in 2003 operating expenses of $1 million was primarily impacted by increased sales and marketing costs associated with the Company’s expansion of its distribution channels after the termination of the exclusive agreement with Philips. The year-to-year increase in operating expenses was also impacted by restructuring and other charges related to work force reductions and executive officer resignations in both 2002 and 2003.

Research and development expenses from continuing operations totaled $2,223,146 in 2003, compared to $2,243,010 in 2002 and $2,871,225 in 2001. Expenses in 2002 and 2001 are net of the recognition of research and development funding from Philips of $467,000 and $529,000, respectively. The Company’s recognition of research and development funding from Philips ceased as of November 1, 2002 with the termination of the exclusive agreement with Philips. Included in 2001 expense was $396,000 to complete the amortization of purchased completed technology and other related intangible assets associated with the Company’s purchase in 1996 of Biomedical Sensors, Ltd. (now known as Diametrics Medical, Ltd). Without the impact of the research and development funding and amortization, expenses declined 10% in 2002 relative to 2001 and 18% in 2003 relative to 2002. These expense reductions were primarily impacted by work force reductions in the third quarter 2002 and further spending reductions stemming from completion and postponement of certain projects and other cost containment measures initiated in the last half of 2002. Realized cost savings related to the work force reductions approximated $160,000 in 2003 and $73,000 in 2002, and were in line with management’s expectations. Research and development expenses in 2004 may grow significantly from 2003 levels if the Company is successful in raising additional funds to update and improve its products.

Selling, general and administrative expenses totaled $5,611,727 in 2003, compared to $4,195,618 in 2002 and $4,021,920 in 2001. The 4% and 34% increase in expenses in 2002 and 2003, respectively, were primarily impacted by the establishment during the fourth quarter 2002 of a direct sales force and increased marketing activities stemming from the termination of the exclusive agreement with Philips. The Company’s establishment of a direct sales force and associated marketing activities resulted in an increase in sales and marketing personnel and a related increase in travel and promotional costs, causing total sales and marketing expenses to rise by approximately $376,000 in 2002 and $1.0 million in 2003, prior to the impact of foreign currency changes. The remaining changes in total selling, general and administrative expenses between periods occurred primarily due to reduced costs for executive compensation in 2002 due to the timing of the resignation and replacement of the Company’s Chief Executive Officer and President in 2002 and foreign currency changes in 2003. Headcount reductions in the Company’s general and administrative functions at the end of September 2003, further discussed below, are expected to reduce general and administrative costs by approximately $346,000 in 2004.

As part of changes made to reduce the cost structure of the Company’s continuing operations subsequent to the sale of the Company’s intermittent testing business effective September 29, 2003, the Company eliminated certain general and administrative positions and one officer level resignation occurred. Related charges for severance costs included in continuing operations are restructuring charges of approximately $405,000 and other nonrecurring charges of approximately $246,000. The Company has paid all but approximately $27,000 of these costs in 2003. Additionally, restructuring and other nonrecurring charges of approximately $693,000 are included in continuing operations for the year ended December 31, 2002. Charges during 2002 included approximately $504,000 of nonrecurring charges for severance and related costs resulting from the resignation of the Company’s Chief Executive Officer and President effective June 1, 2002. Remaining amounts of approximately $189,000 represent restructuring charges consisting of severance and related costs associated with a work force reduction in the Company’s continuing operations impacting 26 manufacturing and one research and development position. All costs associated with the 2002 charges were fully paid by mid 2003.

Interest and Other Income / Expense

Three Months Ended March 31, 2004 Compared to Three Months Ended March 31, 2003

The three months ended March 31, 2004 include $500,285 of net other expense, compared to $129,543 of net other expense for the three months ended March 31, 2003.

The significant increase in net other expense for the three months ended March 31, 2004 occurred as a result of the accounting treatment for the modification of the Company’s convertible senior secured fixed rate notes in April 2003, which required the accretion of the initial $5 million carrying value of the modified notes to their redemption value of $7.3 million using the effective interest method over the remaining term of the notes, resulting in $2.3 million of additional interest expense over this period. Accordingly, the accretion of the note balance resulted in an additional charge to interest expense of $233,186 for the three months ended March 31, 2004. Additionally, as a result of a January 2004 amendment to the Note Purchase Agreement which reduced the exercise price of the warrants issued in connection with the April 2003 notes modification from $.94 to $.34 per share, the Company recorded a charge to other income in the first quarter 2004 for $90,674, representing the increase in the fair value of the warrants stemming from the reduction in the exercise price. The remaining increase in net other expense occurred as a result of an increase in realized foreign currency transaction losses.

Fiscal Year 2003 Compared to Fiscal Years 2002 and 2001

The Company realized interest income of $15,878 in 2003, compared to $86,441 in 2002 and $323,490 in 2001. The year-to-year declines reflect the impact of lower average cash and investment balances and lower average interest rates.

The gain on modification of convertible notes in 2003 occurred as a result of the accounting treatment for the modification of the Company’s Convertible Senior Secured Fixed Rate Notes, which resulted in the recognition as other income in the second quarter 2003 of a $1.5 million gain. The modified notes and associated warrants were recorded at their individual estimated fair values of $5 million and $800,000, respectively. The $7.3 million carrying value of the original notes was retired, and the residual amount of $1.5 million was reflected as a gain on the transaction. The Company will accrete the initial $5 million carrying value of the modified notes to their redemption value of $7.3 million using the effective interest method over the remaining term of the modified notes, which will result in the recording of $2.3 million of additional interest expense over this period. Accordingly, the accretion of the convertible notes balance resulted in an additional charge to interest expense of $632,143 in 2003, partially offsetting the gain.

Interest expense totaled $1,262,307 in 2003, compared to $545,976 in 2002 and $572,618 in 2001. The significant increase in interest expense in 2003 primarily reflects the recognition of additional interest expense of $632,143 for the accretion of the convertible notes discussed above, the amortization of extension costs associated with the Company’s convertible notes and the impact of higher average interest rates on capital lease obligations entered into in late 2002 and early 2003. The decline in expense from 2001 to 2002 primarily reflects the impact of lower average debt balances.

Net Loss Before Discontinued Operations

Three Months Ended March 31, 2004 Compared to Three Months Ended March 31, 2003

The Company’s net loss before discontinued operations for the three months ended March 31, 2004 was $2,155,951 compared to $2,138,304 for the same period in 2003. The operating loss for the quarter improved by $353,000, driven primarily by a reduction in research and development expenses stemming from the recognition of development funding from Codman and a reduction in general and administrative expenses, partially offset by the impact of foreign exchange rate fluctuations on operating expenses of the Company’s U.K. operations. The net improvement in the operating loss was offset by increased interest expense for the accretion of the Company’s convertible notes balance and a charge to other income for the increase in the fair value of the note holders’ warrants resulting from the reduction in the warrants’ exercise price. Prior to the impact of charges from financing related transactions, financial results for the year ending December 31, 2004 are expected to show an improvement in net loss from continuing operations relative to 2003 due to an expected increase in product revenues resulting from the Company’s renewed focus on the sale of its continuous monitoring products subsequent to the sale of its intermittent testing business effective September 29, 2003.

Fiscal Year 2003 Compared to Fiscal Years 2002 and 2001

Net loss before discontinued operations for the years ended December 31, 2003, 2002 and 2001, including restructuring and other charges in 2003 and 2002, was $8,240,168, $5,666,547 and $3,371,194, respectively. Excluding the impact of restructuring and other charges, the net loss before discontinued operations was $7,589,630 in 2003 and $4,974,020 in 2002. The primary contributors to the successive increase in net loss amounts before restructuring and other nonrecurring charges were a reduction in revenue, increased charges to cost of revenue for excess hardware component inventory, and an increase in selling, general and administrative

24

expenses, all affected by the change in the Company’s relationship with Philips and the transition to expanded distribution channels. The 2003 net loss was also negatively impacted by foreign exchange rate fluctuations, primarily affecting reported operating expenses of the Company’s U.K. operations.

Discontinued Operations

Three Months Ended March 31, 2004 Compared to Three Months Ended March 31, 2003

On September 29, 2003, the Company completed the sale of substantially all of the assets used in the Company’s intermittent testing business to ITC for approximately $5.2 million in cash and the assumption of certain liabilities, including trade payables of approximately $583,000. Of the $5.2 million cash payment, $758,000 was placed in escrow and restricted from the Company’s use for 180 days to cover excess trade payables assumed by ITC, any shortfall in collected receivables or any indemnification claims. As prescribed by SFAS No. 144, “Accounting for the Impairment of Long-lived Assets,” the Company began reporting the results of operations of the intermittent testing business as discontinued operations effective with the quarter ended September 30, 2003, for all periods presented. Upon completion of the sale transaction in September 2003, the Company recorded a gain on the sale of the intermittent testing business of $1.8 million. In late March 2004, sale proceeds remaining in escrow and deferred for recognition were released to the Company, amounting to approximately $713,000. After deducting transaction costs of $156,000, an additional gain on the sale of discontinued operations was recognized in the first quarter 2004 of approximately $557,000.

The operations of the Company’s intermittent testing business, reflected in discontinued operations, reported a net loss of $752,317 for the three months ended March 31, 2003.

Fiscal Year 2003 Compared to Fiscal Years 2002 and 2001

The operations of the Company’s intermittent testing business, reflected in discontinued operations, reported a net loss of $2,071,036, $1,864,469 and $504,705 for the years ended December 31, 2003, 2002 and 2001, respectively. The increase in net loss for each period is primarily the result of a reduction in revenues and an increase in sales and marketing expenses, both stemming from the termination of the exclusive agreement with Philips and the resulting transition to expanded distribution channels. Additionally, the net loss in 2002 was negatively affected by increased charges of $0.9 million for excess instrument component inventory and $0.7 million for the write-down of capitalized software costs and disposal of production equipment.

Net Loss / Net Loss Available to Common Shareholders

Three Months Ended March 31, 2004 Compared to Three Months Ended March 31, 2003

        The Company’s reported consolidated net loss for the three months ended March 31, 2004 of $1,598,899 was further adjusted by a $665,994 charge for a beneficial conversion feature to arrive at “net loss available to common shareholders” of $2,264,893, which is used in the numerator in the loss per share calculation. This occurred as a result of the required accounting treatment of the Company’s issuance of $1.5 million of Series F convertible preferred stock and associated warrants in January 2004. The Company allocated the net investor proceeds of $1,350,000 from the issuance of the Series F convertible preferred stock to the preferred stock and associated warrants based upon their estimated relative fair values. The resulting fair value allocations of $665,994 and $684,006 for the preferred stock and warrants, respectively, were recorded as equity. The beneficial conversion feature embedded in the preferred stock was calculated at $665,994 and was limited to the fair value allocated to the preferred stock. The beneficial conversion feature of $665,994 was treated as a deemed dividend to preferred shareholders, and was charged to retained earnings, with the offsetting credit to additional paid-in-capital.

Fiscal Year 2003 Compared to Fiscal Years 2002 and 2001

The Company’s reported consolidated net loss in 2003 of $8,479,145 was further adjusted by a $958,962 charge for a beneficial conversion feature to arrive at “net loss available to common shareholders” of $9,438,107, which is used in the numerator in the loss per share calculation. This occurred as a result of the required accounting treatment of the Company’s issuance of $1.5 million of Series E convertible preferred stock and associated warrants in May 2003. As further discussed in note 4 to the consolidated financial statements, the Company allocated the net investor proceeds of $1,350,000 from the issuance of the Series E convertible preferred stock to the preferred stock and associated warrants based upon their estimated relative fair values. The resulting fair value allocations of $958,962 and $391,038 for the preferred stock and warrants, respectively, were recorded as equity. The beneficial conversion feature embedded in the preferred stock was calculated at $958,962 and was limited to the fair value allocated to the preferred stock. The beneficial conversion feature of $958,962 was treated as a deemed dividend to preferred shareholders, and was charged to retained earnings, with the offsetting credit to additional paid-in-capital.

LIQUIDITY AND CAPITAL RESOURCES

The accompanying financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and satisfaction of liabilities and other commitments in the normal course of business. The report of the Company’s independent auditors contains an explanatory paragraph expressing substantial doubt about the Company’s ability to continue as a going concern as a result of recurring losses and negative cash flows. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that may be necessary if the Company is unable to continue as a going concern.

At December 31, 2003, the Company had working capital of approximately $361,000, an increase of approximately $1.4 million from negative working capital of $1 million reported at December 31, 2002, prior to restatement of the balance sheet for the impact of discontinued operations. The increase was impacted primarily by the reclassification from current to long-term liabilities of $7.3 million of Convertible Senior Secured Fixed Rate Notes, with a reduction in the carrying value of the notes to $5.6 million as of December 31, 2003. The reclassification and revaluation of the notes occurred as a result of the Company’s renegotiation of the terms of the notes to extend repayment two years to August 4, 2005. In exchange for the extension of repayment, the Company agreed to reduce the conversion price for $6.9 million principal value of the notes from $8.40 to $3.51 per share, and to use 50% of the net proceeds in excess of $10 million received prior to August 4, 2005 from the issuance of equity securities to pay down the principal value of the notes. As part of this transaction, the Company issued the note holders five-year warrants for 4,255,837 shares of its common stock at an exercise price of $.94 per share. Partially offsetting the positive impact on working capital of the notes reclassification was an increase in the 2003 net loss before noncash items of approximately $7.9 million.

The Company incurred a consolidated net loss of $1,598,899 for the three months ended March 31, 2004, preceded by consolidated net losses of $8,479,145, $7,531,016 and $3,875,899 (including net losses from continuing operations of $8,240,168, $5,666,547 and $3,371,194) for the years ended December 31, 2003, 2002 and 2001, respectively, and has incurred net losses since inception. The net loss for the quarterly period is net of a $557,000 gain recognized upon the release in late March 2004 of escrowed proceeds from the Company’s sale of its intermittent testing business effective September 29, 2003. The 2003 net loss is net of a $1.8 million gain recognized on the sale of the Company’s intermittent testing business and a net $0.9 million gain recognized as a result of the modification of the Company’s Convertible Senior Secured Fixed Rate Notes, further described in note 9 to the consolidated financial statements.

The Company’s aggregate cash balance (including restricted cash) decreased by approximately $2.9 million during 2003 to $1 million and declined another $190,000 during the three months ended March 31, 2004 to $845,000. Primarily impacting the reduction in cash in 2003 was a loss from continuing operations, excluding noncash items, of $7.9 million and cash used by discontinued operations of $0.7 million, partially offset by net proceeds from the sale of the intermittent testing business of $4.9 million and positive changes in working capital of $0.7 million. The reduction during the first quarter 2004 was impacted primarily by a net loss from operations excluding noncash items of $1.6 million, partially offset by net proceeds of $1.3 million from the issuance during the first quarter of Series F convertible preferred stock.

In May 2003, the Company completed a $1.5 million financing through the sale of 15,000 shares of Series E convertible preferred stock. The preferred stock is callable by the Company during the first 12 months at the original purchase price plus a return of 2% per month from the date of investment, and 50% could be put back to the Company in the event of the Company’s completion of the sale of its intermittent testing business, at the original purchase price plus a return of 1% per month. Five-year warrants to purchase 735,000 shares of the Company’s common stock at $.35 per share were also issued in conjunction with the financing. The warrants are exercisable after the conversion of the preferred stock.

As discussed in “Discontinued Operations” under note 3 to the consolidated financial statements, on September 29, 2003, the Company completed the sale of substantially all of the assets used in the operation of the Company’s intermittent testing business to ITC. Gross proceeds received at closing amounted to $4,420,000, of which approximately $389,000 was used to pay accrued interest due on the Company’s Convertible Senior Secured Fixed Rate Notes. Proceeds from the sale also included approximately $758,000 placed in escrow by ITC and restricted from the Company’s use for 180 days to cover excess trade payables assumed by ITC, any shortfall in collected receivables or any indemnification claims. In late March 2004, sales proceeds remaining in escrow were released to the Company, amounting to $713,000. Effective upon the sale of the Company’s intermittent testing business, the holders of the Company’s Series E preferred stock elected to exercise their option to put back to the Company 50% of their original $1.5 million investment plus a return of 1% per month. As a result, in October 2003, the Company redeemed $750,000 in value of the Series E preferred stock, with cash payments of $790,250 including accrued interest. Additionally, the Company made payments of approximately $600,000 after the completion of the sale transaction for accrued retention bonuses earned by employees and accrued vacation pay for employees transferring to ITC or leaving the Company. Also, as part of changes made to reduce the cost structure of the Company’s continuing operations, the Company made payments after the closing of the sale for severance and related costs of approximately $659,000.

As more fully discussed under note 20 to the consolidated financial statements, on January 16, 2004, the Company completed the sale in a private placement of 15,000 shares of Series F convertible preferred stock at a price of $100 per share, resulting in aggregate gross proceeds to the Company of $1.5 million. Five-year warrants were also issued to purchase an aggregate of 6,000,000 shares of the Company’s common stock at the lower of $.35 per share or a defined average trading price preceding exercise, providing a potential source of future funding. Proceeds from this financing were used to help meet the Company’s near-term funding requirements for support of its operations, as the Company continued to pursue longer-term financing. In late April 2004, the Company received shareholder approval to increase its number of authorized shares of common stock by 40 million shares to 100 million shares, enhancing the Company’s ability to pursue additional equity financing.

In conjunction with the sale of Series F preferred stock in January 2004, holders of the Company’s Convertible Senior Secured Fixed Rate Notes agreed to amend the Note Purchase Agreement effective December 30, 2003 to defer the timing of interest payments due for the fourth quarter 2003 and the first quarter 2004, amounting to approximately $256,000, to June 30, 2004, and to reduce the exercise price on their outstanding warrants from $.94 per share to $.34 per share. As noted below, the Convertible Senior Secured Fixed Rate Notes and common stock warrants were further modified in May 2004.

On May 28, 2004, the Company completed a $1.5 million financing through the sale of 15,000 shares of Series G convertible preferred stock at $100 per share. The financing was completed in a private placement with the Mercator Advisory Group and its related funds and BCC Acquisition II, LLC. The Mercator Advisory Group and its related funds were also the investors in the Company’s Series E and Series F convertible preferred stock issued in May 2003 and January 2004, respectively. Each share of the Series G preferred stock is convertible at any time into common stock at 75% of the volume weighted average trading price of the lowest three inter-day trading prices of the common stock during the five consecutive trading days preceding the conversion date, with a maximum exercise price of $.14 per share and a minimum price of $.06 per share. The Company expects to call a special meeting of its shareholders to request an increase in its authorized common stock from 100 million shares to 200 million shares. If the shareholders approve that increase, the minimum exercise price will be decreased to $.03 per share.

As part of this financing, the Company issued three-year warrants to the purchasers of the Series G preferred stock. Those warrants entitle the holders to purchase an aggregate of 1,250,000 shares of the Company’s common stock at the lower of $.11 per share or the average of the lowest ten inter-day closing prices of the Company’s common stock during the ten trading days preceding the exercise date. The Company also issued three-year warrants to the Mercator Advisory Group and its related funds to purchase an aggregate of 12,241,608 shares of its common stock at $.05 per share.

Additionally, in connection with the Series G financing, the holders of the Company’s convertible senior secured fixed rate notes agreed to defer until December 31, 2004 the Company’s obligation to make interest payments previously due on June 30, 2004 (including interest payments originally due on December 31, 2003 and March 31, 2004, payment of which was deferred until June 30, 2004) and September 30, 2004. In exchange for the deferral of interest payments, the exercise price on the note holders’ common stock warrants was further reduced from $.34 per share to $.09 per share. Finally, in connection with the Series G financing, the exercise price of the outstanding common stock warrants issued as part of the Series E preferred stock financing was reduced from $.35 per share to $.11 per share, and the ceiling price for the exercise of the common stock warrants issued as part of the Series F preferred stock financing was reduced from $.35 per share to $.11 per share.

The Series G interim financing effectively replaced the unfunded second tranche of the Series F preferred stock financing arranged in January 2004. As expected, the first $1.5 million tranche of financing generated in January 2004 under the Series F preferred stock agreement and other available funds had been substantially consumed by operations by the time the Series G financing was completed. This additional financing was necessary to meet near-term funding requirements for support of the Company’s operations. The Company continues to monitor its cash position carefully. A significant amount of instrument inventory available to the Company, from completed hardware products in finished goods inventory or available to the Company through purchase from Philips, has allowed a reduction of inventory purchases and production requirements during 2003 and 2004. Further, the Company is positioning its business for future sales and earnings growth with a renewed focus on the neonatal market and the pursuit of new biotech applications for its products. Such applications will not require significant additional resources but could generate additional revenues in the near future. In addition to these measures, however, the Company will be required to raise longer-term financing during the third quarter 2004 in order to remain viable as its continuous monitoring business is developed and additional applications for its technology are explored. The Company’s initial projections indicated a need for $5 million to $10 million, which may be adjusted as the Company’s develops its business plan and evaluates further the need for and costs of product enhancements and sales and marketing programs. The issuance of additional equity related instruments to raise funding is dependent, however, upon the Company’s ability to obtain shareholder approval for an increase in authorized shares of its common stock.

As part of an amendment to the exclusive distribution agreement with Philips signed in April 2003, the Company was provided an option to purchase from Philips certain unused inventory of TrendCare instruments previously sold to Philips. In late 2003, the Company provided a binding forecast to Philips for the purchase of approximately $0.6 million of TrendCare instruments over the course of 2004. The Company’s cost to purchase these products is less than its cost to assemble or purchase from other sources.

The terms of the Company’s Convertible Senior Secured Fixed Rate Notes require a lump sum principal payment of $7.3 million in August 2005 to retire the notes, to the extent the note holders do not elect to exercise the conversion option prior to that date. The Company does not expect to be able to pay the full maturity value of the notes from funds generated from operations, nor does it expect amounts secured through the longer-term financing discussed above to be used to pay off the principal balance. As such, the Company expects to either renegotiate the terms of the notes to further extend repayment, or raise additional capital to allow retirement of the notes when due.

In January 2003, the Company received a Nasdaq Staff Determination indicating that the Company did not comply with the minimum stockholders’ equity requirement for continued listing on the Nasdaq National Market and that its securities were subject to delisting from that market. The Company subsequently applied and received approval to transfer the listing of its securities to the Nasdaq SmallCap Market effective February 26, 2003. The Company’s securities were later delisted from the SmallCap Market effective July 2, 2003, due to its failure to comply with the minimum common stock market value requirement for continued listing on that market. The Company’s common stock became immediately eligible to trade on the Over-the-Counter Bulletin Board effective with the open of business on July 2, 2003 under the symbol “DMED.” Trading of the Company’s common stock through the Over-the-Counter Bulletin Board may be more difficult because of lower trading volumes, transaction delays and reduced security analyst and news media coverage of the Company. These factors could contribute to lower prices and larger spreads in the bid and ask prices for the Company’s common stock. Trading of its common stock in an over-the-counter market may also attract a different type of investor in the Company’s common stock, which may limit the Company’s future equity funding options.

The Company’s long-term capital requirements for the development of its continuous monitoring business will depend upon numerous factors, including the impact of changes in distribution relationships and methods on revenue, the rate of market acceptance of the Company’s products, the level of resources devoted to expanding the Company’s business and manufacturing capabilities, and the level of research and development activities. While there can be no assurance that adequate funds will be available when needed or on acceptable terms, management believes that the Company will be able to raise adequate funding to meet its operational requirements. If the Company is unable to raise an adequate level of additional capital or generate sufficient cash flows from operations, the Company’s ability to execute its business plan and remain a going concern will be significantly impaired.

Analysis of Changes in Cash Flows From Continuing Operations. Net cash used in continuing operating activities totaled $1,204,879 for the three months ended March 31, 2004, compared to $1,822,769 for the same period in 2003. This was the result of consolidated net losses from continuing operations each period adjusted by noncash items, amounting to $1.6 million and $1.9 million for the quarterly periods in 2004 and 2003, respectively. Partially offsetting the impact of the net losses in each period were positive changes in working capital of approximately $376,000 in 2004 and $37,000 in 2003. Primarily impacting the change in working capital in the first quarter 2004 was a $326,000 combined increase in accounts payable and accrued expenses, largely due to the timing of payment for additional fees and support costs associated with the sale of the Company’s intermittent testing business and the issuance of Series F preferred stock in the first quarter.

Net cash used in continuing operating activities totaled $7.2 million in fiscal year 2003, compared to $4.3 million in 2002 and $1.5 million in 2001. The successive increase in net cash used in operating activities each year was primarily driven by increased net losses each year from continuing operations adjusted by noncash items, amounting to $7.9 million, $4.8 million and $2.3 million in 2003, 2002 and 2001, respectively. Partially offsetting the impact of the net losses each year were positive changes in working capital of approximately $0.7 million in 2003, $0.5 million in 2002 and $0.8 million in 2001. Primarily impacting the net increase in working capital in 2003 was a net decline in inventories of $814,000 during 2003, resulting from a reduction in required disposable sensor raw material and instrument purchases, due to inventory availability, and also due to the write-off of approximately $800,000 of excess TrendCare instrument components on hand or in process at vendors.

Net cash used in investing activities totaled $75,156 and $180,951 for the three months ended March 31, 2004 and 2003, respectively. Purchases of property and equipment comprised most of the investing activities in each period. The Company expects total capital expenditures and new lease commitments to be less than $300,000 for the year, primarily reflecting investments to support the production process.

        Net cash provided by investing activities totaled $4.0 million in fiscal year 2003, compared to $360,000 in 2002 and $5.2 million in 2001. For 2003, investing activities were primarily impacted by the receipt of proceeds from the sale of the Company’s intermittent testing business of $4.2 million after transaction costs. Additional net proceeds from the sale, amounting to $720,000 as of December 31, 2003, are reflected as a reduction in cash and cash equivalents as a result of the placement of these funds in escrow and their classification as restricted cash. Except for unusual transactions such as the above, changes in cash flows from investing activities are typically affected primarily by the amounts and timing of equity or other funding and operating cash flow requirements, which affect the amount of cash available for the purchase and subsequent maturity of marketable securities. Cash flows from investing activities during 2002 and 2001 were primarily affected by net proceeds from the maturities of marketable securities. For 2003, no purchases of or proceeds from marketable securities occurred, due to lower average cash balances during the period. Also affecting investing activities were purchases of property and equipment totaling $118,000 in 2003, $389,000 in 2002 and $314,000 in 2001.

Net cash provided by financing activities totaled $1,221,410 for the three months ended March 31, 2004, compared to a net use of cash of $46,114 for the three months ended March 31, 2003. Financing activities in the current period were primarily impacted by the Company’s receipt in January 2004 of net proceeds of approximately $1.3 million in connection with the completion of a Series F convertible preferred stock financing. This was partially offset by principal payments on capital lease obligations. The net use of cash during the same period in 2003 primarily reflects payments on capital lease obligations, partially offset by proceeds from employee stock plans.

Net cash provided by financing activities totaled $332,000 for fiscal year 2003, following net cash used in financing activities of $155,000 in 2002 and $191,000 provided by financing activities in 2001. Financing activities in 2003 were primarily impacted by the Company’s receipt in May 2003 of net proceeds of $1.2 million in connection with the completion of a Series E convertible preferred stock financing. This was partially offset by the required redemption of $750,000 of the Series E preferred stock in October 2003 when the holders elected to exercise their option to put back to the Company 50% of their original $1.5 million investment. Partially offsetting the net favorable impact of the Series E financing were principal payments on borrowings and capital leases and payment of debt extension costs related to the modification of the Company’s convertible notes. The changes in 2002 and 2001 were due primarily to net repayments on borrowings and proceeds from employee stock plans in each of these years.

Analysis of Changes in Cash Flows From Discontinued Operations. Net cash provided by discontinued operations totaled $557,052 for the three months ended March 31, 2004, while net cash used in discontinued operations totaled $431,027 for the same period in 2003. Activity in the current period represents the release to the Company in late March 2004 of $713,000 of proceeds remaining in escrow from the sale of the intermittent testing business, reduced by $156,000 of related transaction costs. The use of cash during the prior year’s period primarily reflects the net loss before noncash items generated by the intermittent testing business during the quarter, partially offset by improvements in working capital.

Net cash used in discontinued operations totaled $749,000 in fiscal year 2003, compared to net cash provided by discontinued operations of $643,000 and $1.7 million in 2002 and 2001, respectively. The period-to-period change was primarily affected by increased net losses in each successive period, due primarily to a reduction in revenues and increased sales and marketing expenses, stemming from the termination of the Company’s exclusive distribution agreement with Philips and the transition to expanded distribution channels.

Disclosure of Contractual Obligations

In late 1996 the Company entered into a long-term debt obligation consisting of a $7.3 million senior secured fixed rate loan note issued to Pfizer Inc. in connection with the Company’s acquisition of DML. Proceeds from the issuance in August 1998 of $7.3 million of Convertible Senior Secured Fixed Rate Notes, issued in conjunction with a private equity placement, were simultaneously used to retire the $7.3 million Pfizer note. Payments on the Company’s contractual obligations, consisting of debt, capital leases, operating leases and inventory purchases from Philips, are summarized below:

	Year ending December 31
	2004	2005	Thereafter	Total
Long-term debt (1)	$639,800	$7,602,400	$—	$8,242,200
Capital leases (1)	214,433	50,506	5,244	270,183
Operating leases	482,230	270,796	183,399	936,425
Inventory purchases	615,812	—	—	615,812

Total contractual obligations	$1,952,275	$7,923,702	$188,643	$10,064,620

(1)	Amounts include principal and interest.

        As more fully discussed in note 13 to the consolidated financial statements, the Company’s U.K. subsidiary has a contributory defined benefit retirement plan covering all eligible employees. The Company has funded the Retirement Plan each year to meet or exceed the actuarial determined annual contribution requirements. While the underfunded status of the Company’s Retirement Plan has improved from the prior year-end by approximately $500,000 to $2.5 million at December 31, 2003, and is expected to continue to improve over time relative to current levels as a result of actuarial assumed improvements in future average market (and trust fund) performance, the inability of the trust fund investments to perform at or near these average projected rates of return over the employees’ remaining service lives could result in a significant future funding obligation of the Company. To help manage this exposure, the Company modified the Retirement Plan effective August 31, 2003 to close the plan to future accrual of benefits. Future Company contributions will be allocated fully to reduce the Retirement’s Plan’s liabilities for participant benefits earned through August 31, 2003, thus helping to secure participant’s benefits earned through that date, and reducing the Company’s exposure to a potential future significant funding obligation. Subsequent to the August 31, 2003 modification of the Retirement Plan, the actuarial determined minimum funding requirement was established at 7,000 British pounds per month (or approximately $12,700 U.S.

dollars based upon January 2004 exchange rates between the British pound sterling and the U.S. dollar). For 2004, the Company is funding the Retirement Plan at this minimum level. The minimum funding requirement for future periods may increase relative to current levels, the magnitude of which is not known at this time.

At December 31, 2003, the Company had U.S. net operating loss and research and development tax credit carryforwards for income tax purposes of approximately $130.3 million and $1.5 million, respectively. (See note 14 to the consolidated financial statements for further discussion).

NEW ACCOUNTING PRONOUNCEMENTS

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” which established standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both debt and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuer. For example, the Statement requires liability classification for a financial instrument issued in the form of shares that are mandatorily redeemable, e.g., includes an unconditional obligation requiring the issuer to redeem it by transferring at a specified or determinable date or dates or upon an event certain to occur. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company has adopted SFAS No. 150 and applied its provisions to the classification at September 30, 2003 of the $750,000 of Series E convertible preferred stock that was put back to the Company effective with the sale of the Company’s intermittent testing business.

EITF Issue No. 03-01, “Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” addresses both qualitative and quantitative disclosures required for marketable equity and debt securities accounted for under Financial Accounting Standards Board (“FASB”) Statement No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” The disclosure requirements are effective for fiscal years ending after December 15, 2003. Additionally, the FASB’s Emerging Issues Task Force issued an EITF Consensus in April 2004 that will require companies carrying debt and equity securities at amounts higher that the securities’ fair values to use more detailed criteria to evaluate whether to record a loss and to disclose additional information about unrealized losses. The other-than-temporary impairment accounting guidance under the Consensus is effective for reporting periods beginning after June 15, 2004 and the disclosure requirements for annual reporting periods ending after June 15, 2004. EITF Issue No. 03-01 and its follow-on Consensus guidance is not expected to have a material impact on the Company’s financial statements.

In December 2003, the FASB issued a revision to FASB Interpretation No. 46, “Consolidation of Variable Interest Entities,” which replaces the original issuance of FASB Interpretation No. 46 in January 2003 and clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements.” This interpretation addresses consolidation by business enterprises of variable interest entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. The Company has adopted the provisions of this interpretation effective with the first quarter 2004 and does not expect that it will have a significant impact on its financial statements.

In December 2003, the SEC issued Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition,” which updates the guidance in SAB 101, “Revenue Recognition in Financial Statements,” and directs companies to identify separate units of accounting based on EITF 00-21, “Revenue Arrangements with Multiple Deliverables,” before applying the guidance of SAB 104. The Company has adopted the provisions of SAB 104 in its revenue recognition practices.

In December 2003, the FASB issued revisions to Statement of Financial Accounting Standards (“SFAS”) No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits.” These revisions require changes to existing disclosures as well as new disclosures related to pension and other postretirement benefits, including disclosures about plan assets, investment strategy, plan obligations and cash flows. The Company will be required to adopt the new disclosure requirements of SFAS No. 132 effective with its financial statements for the year ending December 31, 2004. Certain interim period disclosure requirements relating to the components of net periodic benefit cost and contribution information are effective beginning in the first quarter 2004 and included in note 13.

In March 2004, the Emerging Issues Task Force issued EITF 03-06, “Participating Securities and the Two-Class Method Under FASB Statement No. 128, Earnings per Share.” This issue addresses a number of questions regarding the computation of earnings per share (“EPS”) by companies that have issued securities other than common stock that contractually entitle the holder to participate in dividends and earnings of the company, when, and if, it declares dividends on its common stock. The issue also provides further guidance in applying the two-class method of calculating EPS. It clarifies what constitutes a participating security and how to apply the two-class method of computing EPS once it is determined that a security is participating, including how to allocate undistributed earnings to such a security. The Company is evaluating the impact of the issue; however, it does not expect the issue to impact the calculation of basic or diluted EPS in 2004, as the Company expects to incur a net loss for the year ending December 31, 2004, causing all potentially dilutive securities to be anti-dilutive.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to market risk from foreign exchange rate fluctuations of the British pound sterling to the U.S. dollar as the financial position and operating results of the Company’s U.K. subsidiary, DML, are translated into U.S. dollars for consolidation. The Company’s exposure to foreign exchange rate fluctuations also arises from transferring funds to its U.K. subsidiary in British pounds sterling. From November 1999 through October 2002, most of the Company’s sales were made to the Company’s two global distribution partners, Philips and Codman, with sales denominated in U.S. dollars, thereby significantly mitigating the risk of exchange rate fluctuations on trade receivables. With the termination of the exclusive agreement with Philips, the Company established a direct sales force in the United States, the United Kingdom and Germany, as well as nonexclusive third-party distributors in various other countries. All sales made from the Company’s U.S. operations are denominated in U.S. dollars and, with the exception of sales to end-user customers in Germany (which are denominated in euros), all sales made from DML are denominated in British pounds sterling. The Company is currently reassessing its risk of exchange rate fluctuations on trade receivables due to changing distribution relationships and methods precipitated by the termination of the Company’s exclusive agreement with Philips.

As a result of fluctuations of the British pound sterling to the U.S. dollar, the Company’s reported consolidated net loss for the three months ended March 31, 2004 increased approximately $119,000 relative to the same period in 2003 and the Company’s reported consolidated net loss for 2003 increased in excess of $400,000 relative to 2002. The effect of foreign exchange rate fluctuations on the Company’s financial results for 2002 and 2001 was not material. The Company does not currently use derivative financial instruments to hedge against exchange rate risk or interest rate risk. The Company’s debt obligations as of March 31, 2004 and December 31, 2003 bear interest at fixed rates, and are therefore not subject to exposure from fluctuating interest rates.

The Company is also exposed to both market and interest rate risk in the actuarial valuation of its subsidiary’s defined benefit retirement plan. The Retirement Plan’s projected benefit obligation exceeded the fair value of plan assets by approximately $3 million at the previous valuation date of December 31, 2002, reflecting a $1.6 million and $2 million increase in the plan’s underfunded status relative to December 31, 2001 and 2000, respectively. This occurred due to an environment of weaker investment performance in the global markets over the prior two to three years (which negatively affected the value of Retirement Plan assets), and to a lesser extent, lower prevailing interest rates (which drove the use of a lower discount rate to calculate the projected benefit obligation, thereby increasing the amount of this obligation at December 31, 2002). While the underfunded status of the Company’s Retirement Plan has improved as of the most recent valuation date of December 31, 2003 to approximately $2.5 million, and is expected to continue to improve over time as a result of actuarial assumed improvements in future average market (and trust fund) performance, the inability of the trust fund investments to perform at or near these average projected rates of return over the employees’ remaining service lives could result in a significant future funding obligation of the Company. To help manage this exposure, the Company modified the Retirement Plan effective August 31, 2003 to close the plan to future accrual of benefits. The Retirement Plan will continue to exist; however, the liabilities of the Retirement Plan were frozen effective August 31, 2003. The Company will continue to make monthly contributions into the Retirement Plan, but these contributions will be fully allocated to reduce the Retirement Plan’s liabilities for participant benefits earned through August 31, 2003. This change will help secure Retirement Plan participant’s benefits earned through that date, and reduce the Company’s exposure to a potential future significant funding obligation.

BUSINESS

Overview

The Company develops, manufactures and distributes blood and tissue monitoring systems that provide continuous diagnostic information at the point-of-patient care. Blood and tissue analysis is an integral part of patient diagnosis and treatment and timely access to certain measurements is critical to effective patient care. The Company believes that use of its systems will result in more timely decisions by providing accurate and continuous test results at the patient’s bedside, thereby reducing the time spent in critical care settings. The Company’s monitoring systems have recently been used in several biotech applications to provide continuous measurement of environments surrounding cell research and growth. To date, most of these utilizations have been on a trial basis, although others have generated revenue from systems and sensor sales. The use of the Company’s existing technology in these expanded applications provides another growth opportunity for the Company.

The Company’s continuous monitoring systems are based on fiber optic sensor technology which measures color changes optically via light transmitted through plastic fibers embedded with fluorescent dyes sensitive to chemicals in blood and tissue. Products include the TrendCare Continuous Blood Gas Monitoring Systems and the Neurotrend Cerebral Tissue Monitoring System. The TrendCare systems provide immediate and continuous information on blood gases and temperature in adult, pediatric and neonatal patients via a fiber optic sensor placed through an arterial catheter. Neurotrend continuously monitors oxygen, carbon dioxide, acidity and temperature through sensors placed directly in brain tissue, providing critical information regarding blood supply and oxygen levels in the brain that can guide clinicians and surgeons in treating patients with head trauma or those requiring surgery in the brain.

The Company markets and distributes its TrendCare products through its direct sales force in the United States, the United Kingdom and Germany, and through nonexclusive third-party distributors in various other countries. The Company distributes its Neurotrend cerebral tissue monitoring system through Codman & Shurtleff, Inc., a Johnson & Johnson company (“Codman”), under an exclusive worldwide distribution agreement. The exclusive agreement with Codman expires in October 2004 and is renewable for two years. The agreement provides for annual minimum purchase levels based upon a percentage of the prior year’s purchases, or payment of 50% of any shortfall from those minimum levels. Purchases and payments in lieu of purchases by Codman were 12% of total revenue from continuing operations for the year ended December 31, 2003, less than 5% in 2002, and 10% in 2001.

From its inception in 1990 until September 2003, the Company developed, manufactured and distributed intermittent blood testing products based on electrochemical sensor technology. The operations of the intermittent testing business were located in Roseville, Minnesota. The Company acquired its continuous monitoring business, formerly known as Biomedical Sensors, Ltd., from Pfizer in 1996. This business, now known as Diametrics Medical, Ltd, operates as a wholly owned subsidiary of the Company, with manufacturing, research and development and marketing operations located in High Wycombe, England.

On September 29, 2003, the Company completed the sale of substantially all of the assets used in the Company’s intermittent testing business to International Technidyne Corporation (“ITC”), a wholly owned subsidiary of Thoratec Corporation, for approximately $5.2 million in cash and the assumption of certain liabilities, including $583,000 in trade payables. Of the cash payment, $758,000 was placed in escrow by ITC for 180 days to cover any shortfall in collected receivables or any indemnification claims. In late March 2004, sales proceeds remaining in escrow were released to the Company, amounting to $713,000. Approximately $389,000 of the sale proceeds were used to terminate certain liens on the assets of the intermittent testing business. The Company agreed to indemnify ITC for 270 days after the close of the asset purchase agreement for breaches of representations, warranties and covenants contained in the agreement and for certain other matters up to the aggregate cash purchase price received by the Company.

The results of operations for the intermittent testing business have been reported as discontinued operations for all periods presented in this prospectus. Revenues of the intermittent testing business totaled $4.8 million for the nine months ended September 30, 2003, and $12.3 million and $13.9 million for the years ended December 31, 2002 and 2001, respectively. Net losses attributable to the intermittent testing business during the same periods totaled $2.1 million, $1.9 million and $0.5 million, respectively. The carrying value of assets sold to ITC approximated $3 million, and ITC assumed liabilities of the intermittent testing business totaling $669,000.

The Company had an exclusive distribution agreement with Philips Medical Systems, a division of Royal Philips Electronics, which was terminated on October 31, 2002. As provided for under the terms of an amendment to that agreement, Philips maintained a nonexclusive right to sell the Company’s disposable sensors and related accessories to its existing customer base through October 31, 2003, but was no longer subject to minimum purchase requirements. Additionally, the Company was provided the option to purchase from Philips certain unused inventory of TrendCare hardware products previously sold to Philips. The distribution agreement, initiated in June 1999 for an initial three and a half year term, provided for minimum purchase commitments of the Company’s products as well as market development commitments, research and development funding and royalty payments. The Company’s revenue from Philips for the years ended December 31, 2003, 2002 and 2001, including cash payments in lieu of product purchases, comprised 10%, 85% and 82%, respectively, of total revenue from continuing operations.

The Company has obtained clearances under Section 510(k) of the Food Drug and Cosmetic Act (the “FDC Act”) to market in hospital laboratories and at the point-of-patient care the Paratrend 7+ and Neotrend L to monitor blood gases and temperature, and the Neurotrend system to monitor oxygen, carbon dioxide, acidity and temperature in the brain. The Company has also obtained the right to use the CE mark pursuant to the applicable directives, allowing the Paratrend 7+, Neotrend L and Neurotrend continuous monitoring products to be marketed in the countries of the European Union.

The Company’s principal executive office is located at 3050 Centre Pointe Drive, Suite 150, Roseville, Minnesota 55113, and its telephone number is (651) 639-8035. The Company’s website is located at www.diametrics.com. The Company’s Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any other amendments to those reports are made available to the public free of charge through the Company’s website as soon as reasonably practicable after it electronically files such material with, or furnishes it to, the SEC.

Principal Products

Information regarding the Company’s principal products is provided below:

TrendCare Continuous Blood Gas Monitoring System. The TrendCare continuous blood gas monitoring system (“TrendCare”) consists of a monitor, patient data module and calibrator which operate with the Paratrend 7+ and Neotrend L intravascular disposable sensors. The TrendCare monitor displays trended patient blood gas and temperature data which allows constant surveillance of the patient’s condition, and the patient data module stores selected calibration and patient information. The real-time patient information delivered by TrendCare can signal the onset of adverse events and immediately identifies the impact of ventilator and resuscitation therapy.

•	Paratrend 7+. Paratrend 7+ is the Company’s third generation sensor and is the only multi-parameter sensor available for in-vivo continuous monitoring of blood gases and temperature in critically ill adult and pediatric patients. The sensor utilizes the fiber optic technology introduced with the second generation Paratrend 7 sensor, which replaced an electrochemical version of the first generation product. The sensor was enhanced in 2000 to provide a dial-in introducer which allows single-handed advancement into an arterial line, replacing the telescopic introducer system of the Paratrend 7.

•	Neotrend L. Neotrend L replaced its predecessor, Neotrend, during 2002. Based upon the same fiber optic technology used with Neotrend and Paratrend 7+, Neotrend L is the only multi-parameter system for continuous monitoring of blood gases and temperature in critically ill newborn babies, delivering real-time respiratory and metabolic information at the point-of-care. During 2003, the Company introduced its own umbilical artery catheter to the market to ensure compatibility between sensor and access device, and facilitate insertion techniques to ensure successful sensor placement.

Neurotrend Cerebral Tissue Monitoring System. The Neurotrend cerebral tissue monitoring system (“Neurotrend”) is designed for continuous monitoring of oxygen, carbon dioxide, acidity and temperature in brain tissue and fluids as an indication of cerebral ischemia (i.e., deficient blood supply to the brain) and hypoxia (i.e., inadequate oxygenation of the blood) in patients with severe head injury, and also for use during surgical intervention in the brain. Neurotrend continuously measures these parameters through a small fiber optic sensor placed directly into the brain tissue or fluids.

Regulatory Status

The Company and its products are regulated by the U.S. Food and Drug Administration (“FDA”) under the FDC Act. The FDC Act provides two basic review procedures for medical devices. Certain products may qualify for a submission authorized by Section 510(k) of the FDC Act, wherein the manufacturer gives the FDA a pre-market notification of its intention to commence marketing the product. The manufacturer must, among other things, establish that the product to be marketed is substantially equivalent to another legally marketed product. Marketing may commence when the FDA issues a letter finding substantial equivalence. A 510(k) clearance is subject to continual review, and later discovery of previously unknown issues may result in restrictions on the product’s marketing or withdrawal of the product from the market. If a medical device does not qualify for the 510(k) procedure, the manufacturer must file a pre-market approval (“PMA”) application. This procedure requires more extensive prefiling testing than the 510(k) procedure and involves a significantly longer FDA review process. Manufacturing facilities are also subject to FDA inspection on a periodic basis and the Company and its contract manufacturers must demonstrate compliance with current Quality System Regulations promulgated by the FDA.

The Company has obtained clearances under Section 510(k) of the FDC Act to market each of its continuous monitoring systems. Prior to marketing its products in Europe, the Company must also meet regulations governing its products as outlined in directives administered by the European Union. In order for manufacturers to affix the CE mark to their products, they must follow the conformity assessment procedures in the directive applicable to the product and prepare a declaration of conformity. The CE mark requires updating when significant changes are made to the product. The Company’s full quality system is also subject to annual audit by its notified body in the United Kingdom. The Company has obtained a CE mark under the applicable directives for all of its continuous monitoring systems. The Company also markets its products in certain other international markets. Requirements vary widely from country to country, ranging from simple product registrations to detailed submissions such as those required by the FDA.

Research and Development

The Company’s disposable sensors are based on fiber optic technology which measures color changes optically via light transmitted through plastic fibers embedded with dyes sensitive to chemicals in blood and tissue. The Company is pursuing product line extensions from this core technology.

The Company is engaged in a development program with Codman, its exclusive distributor for Neurotrend, to optimize sensor characteristics for the neuro market. Additionally, as the continuous monitoring product line achieves more widespread use in the market, the Company has increased its focus on product ease-of-use enhancements to further increase market penetration. The Company’s future development plans include an extension of its technology to new medical and biotech applications.

The Company incurred research and development expenses from continuing operations of approximately $.4 million for the three months ended March 31, 2004 and $2.2 million in both 2003 and 2002 and $2.9 million in 2001. These amounts are net of funding from Codman of $.3 million for the three months ended March 31, 2004, and net of funding from Philips of $467,000 in 2002 and $529,000 in 2001.

Sales and Marketing

The Company markets and distributes its products through both direct sales employees and independent distributors. Upon termination of the Company’s exclusive worldwide distribution agreement with Philips, the Company began establishing a direct sales force in the United States, the United Kingdom and Germany, and nonexclusive third-party distributors in various other countries. The Company also continues to distribute its Neurotrend cerebral tissue monitoring system through Codman. The exclusive agreement with Codman expires in October 2004 and is renewable for two years. Information concerning the Company’s sales in various countries is contained in note 17 to the consolidated financial statements.

Sales and marketing efforts for the Company’s blood and tissue monitoring systems have been primarily directed at hospitals’ critical care units where patient instability indicates a need for measurement of blood gas status more frequently than is practical with intermittent testing systems. The Company’s objectives also include increased penetration of hospitals and broader use within hospitals that have purchased the Company’s products. The Company believes that its Neotrend product line offers widely accepted benefits in the ventilatory management of low birth weight, premature neonates, and that acceptance for this target group will provide the impetus for broader adoption to wider patient groups in the adult and pediatric intensive care patient populations. Market development efforts are also currently focused on clinical studies to demonstrate the cost effectiveness of the Company’s continuous monitoring products and to establish these products as the standard of care for the ventilation therapy market.

Manufacturing

The Company’s manufacturing facility for its continuous monitoring products is located in High Wycombe, England. Components for the Company’s continuous monitoring sensors are sourced from a variety of outside vendors, but the unique assembly and testing of the sensing elements is performed in the Company’s High Wycombe facility. The injection molding of plastic components for the continuous monitoring sensors is sub-contracted to outside vendors. The Company uses external manufacturers to produce the TrendCare and

Neurotrend monitors and patient data module. The Company has historically assembled the continuous monitoring calibrator at its High Wycombe facility, but expects limited assembly requirements for the calibrator during 2004 due to current inventory levels and planned purchases of new calibrators from Philips. These hardware devices could be manufactured by a number of microelectronics assembly companies, using primarily off-the-shelf components. Software for the continuous monitoring products is jointly developed with an external source, with acceptance and validation performed by the Company.

The majority of the raw materials and purchased components used to manufacture the Company’s products are readily available. Most of the Company’s raw materials are or could be obtained from more than one source. Some components are manufactured to the Company’s specifications and supplied by a single source. Plans are ongoing to add additional second sourcing where appropriate. Components used to manufacture the Company’s hardware products are subject to obsolescence. The Company monitors on an ongoing basis the need to make product design changes to accommodate new replacement components for obsolete parts and to transition its materials procurement to the replacement components as necessary.

The Company’s manufacturing facility includes two clean rooms, both rated as Class 10,000. The Company believes its current facility, with ongoing additional investments in production equipment to increase automation and capacity, can support production of required sensors for the foreseeable future.

The Company maintains a comprehensive quality assurance and quality control program, which includes complete documentation of all material specifications, operating procedures, maintenance and equipment calibration procedures, training programs and quality control test methods. To control the quality of its finished product, the Company utilizes ongoing statistical process control systems during the manufacturing process and comprehensive performance testing of finished goods.

The Company continues to successfully undergo required inspections of its manufacturing facility by the FDA (most recently in July 2002), and by the British Standards Institution (most recently in December 2003). As a result of these inspections, the Company’s manufacturing facility and documentation and quality control systems are deemed satisfactory and in compliance with the related quality regulations issued by these agencies.

Patents and Proprietary Rights

The Company has implemented a strategy of pursuing patent applications to provide both design freedom and protection from competitors. This strategy includes evaluating and seeking patent protection both for inventions most likely to be used in its blood and tissue monitoring systems and for those inventions most likely to be used by others as competing alternatives.

The Company currently maintains seven U.S. patents associated with the design and manufacture of its continuous monitoring systems, and has filed six patent applications. These patent applications are at various stages in the major European countries, the U.S. and Japan.

Material patents have expirations ranging from the year 2006 to 2024. The Company is not currently a party to any patent litigation.

Competition

The Company believes that its multi-parameter continuous blood gas and tissue monitoring systems are currently the only products of their kind commercially available. While other continuous monitoring techniques are available, such as pulse oximetry and transcutaneous gas measurements, they generally require that the patient has uncompromised peripheral circulation, which is frequently not the case with critically ill patients.

Continuous monitoring should be regarded as complementary to the intermittent testing systems in use both in the laboratory and point-of-care environment, recognizing that there is a limit to the frequency with which intermittent samples can be taken, which may not be sufficient to adequately track the condition of unstable patients. For example, as mechanical ventilation techniques continue to develop, the need for and importance of lung protective ventilation strategies are increasingly recognized. Continuous monitoring of blood gases has the potential to allow these strategies to be deployed with greater certainty and control.

Many of the companies in the medical technology industry have substantially greater capital resources, research and development staffs and facilities than the Company. Such entities may be developing or could in the future attempt to develop additional products competitive with the Company’s blood and tissue monitoring systems. Many of these companies also have substantially greater experience than the Company in research and development, obtaining regulatory approvals, manufacturing and marketing, and may therefore represent significant competition for the Company. There can be no assurance that the Company’s competitors will not succeed in developing or marketing products that will be more effective or less expensive than those being sold by the Company or that would render the Company’s technology and products obsolete or noncompetitive.

Employees

As of March 31, 2004, the Company had a total of 62 full-time employees, including 16 in engineering, research and development and 12 in sales and marketing. None of the Company’s employees are covered by a collective bargaining agreement and Diametrics believes it maintains good relations with its employees.

Properties

The Company’s principal properties are as follows:

Location of Property	Use of Facility	Approximate Square Footage	Lease Expiration Date
High Wycombe, United Kingdom	Manufacturing, process engineering, materials management	14,500	September 2005
High Wycombe, United Kingdom	Sales support, marketing and administration	5,500	May 2004(1)
High Wycombe, United Kingdom	Research and development	6,000	October 2004
Roseville, Minnesota	Administration and sales support	3,467	November 2008
Malvern, Pennsylvania	Research and development	2,700	March 2007(2)

(1)	Lease was terminated effective May 31, 2004, subject to a termination penalty of 30,000 british pounds sterling.
(2)	The Company plans to vacate this facility as of June 30, 2004 and is pursuing a third-party sublease of the property.

The Company believes that its facilities are sufficient for its projected needs for the foreseeable future.

Legal Proceedings

The Company is currently not subject to any material pending or threatened legal proceedings.

MANAGEMENT

Executive Officers and Directors

Name	Age	Position
David B. Kaysen	54	President, Chief Executive Officer and Director
Steven G. Emery	58	Senior Vice President of Worldwide Marketing and Business Development
W. Glen Winchell	57	Senior Vice President of Finance and Chief Financial Officer
Gerald L. Cohn (1)(2)	75	Director
Mark B. Knudson, Ph.D. (1)(2)	55	Director
Carl S. Goldfischer, M.D. (1)(2)	45	Director, Chairman of the Board

(1)	Member of the Compensation Committee of the Board of Directors.

(2)	Member of the Audit Committee of the Board of Directors.

Mr. Kaysen was appointed President, Chief Executive Officer and a director of the Company in December 2002. Mr. Kaysen has more than 25 years of executive management and sales and marketing experience in the medical products and services industry, most recently serving 10 years as President, Chief Executive Officer and a director of Rehabilicare Inc. (now Compex Technologies, Inc.), a manufacturer and marketer of home electrotherapy equipment for the physical therapy, rehabilitation, occupational and sports medicine markets. From 1988 to 1989 Mr. Kaysen served as President, Chief Executive Officer and a director of Surgidyne, Inc. (now Sterion, Inc.). Mr. Kaysen has also held senior management positions in sales and marketing at several medical product and services companies including Redline Healthcare, American Hospital Supply Corporation, Emeritus Corporation and Lectec/NDM Corporation. Mr. Kaysen currently serves as a director of Zevex International, Inc., a publicly held company engaged in the business of designing, manufacturing and distributing medical devices, and MedicalCV, Inc., a publicly held manufacturer of mechanical heart valves.

Mr. Emery has been Senior Vice President of Worldwide Marketing and Business Development since joining the Company in October 2002. Prior to joining Diametrics, Mr. Emery was employed by Philips Medical Systems (a division of Royal Philips Electronics) and a predecessor business, the Healthcare Solutions Group of Agilent Technologies, Inc. (formerly part of Hewlett-Packard Company). During his 26-year career with these companies, Mr. Emery held a number of management level marketing and business development positions, most recently as Director of Marketing in the Cardiac and Monitoring System’s Point-of-Care Diagnostics group.

Mr. Winchell joined the Company in August 2003 as Senior Vice President of Finance and Chief Financial Officer. Mr. Winchell has over 20 years of experience in various senior financial and operational management positions, most recently spending nine years as Vice President and Chief Financial Officer of Rehabilicare, Inc. (now Compex Technologies, Inc).

Mr. Cohn has been a director of the Company since June 1996 and has been a private investor and consultant since 1991. Mr. Cohn is a consultant to, and a director of, DVI, Inc., a healthcare finance company, and also a director of Niagara Corporation, a steel manufacturing company, and Reliant Pharmaceuticals, a pharmaceutical products company. Although Mr. Cohn has been a director of the Company since 1996, Mr. Cohn also serves on the Board of Directors of the Company as a representative of BCC Acquisition II LLC. Pursuant to a Common Stock Purchase Agreement dated June 30, 1998 among the Company, BCC Acquisition II LLC and certain other persons, the Company agreed to appoint two representatives of BCC Acquisition II LLC to serve as members of the Board of Directors, and to use its reasonable best efforts to ensure that the two representatives will be included as nominees of the Board of Directors and elected to serve on the Board of Directors so long as BCC Acquisition II LLC and the other investors (or their assignees) collectively own at least 5% of the Company’s outstanding voting securities or at least 75% of the number of shares issued under the Common Stock Purchase Agreement. BCC Acquisition II LLC nominated Dr. Goldfischer and Mr. Cohn as its representatives.

Dr. Knudson has been a director of the Company since March 1990. Dr. Knudson is President and Chief Executive Officer of EnteroMedics, Inc., a private company developing products for the treatment of gastrointestinal tract disorders; Dr. Knudson is also Chairman and Chief Executive Officer of Venturi Group, LLC, a medical device development incubator, and the Executive Chairman of the Board of Restore Medical Inc., a private company developing products for the treatment of sleep disordered breathing.

Dr. Goldfischer has been a director of the Company since November 2000. Dr. Goldfischer is a private investor and a limited partner in Bay City Capital LLC of San Francisco, CA. Dr. Goldfischer served as chief financial officer of ImClone Systems, Inc., a biopharmaceutical company, from 1996 to 2000. Prior to that, he was a healthcare analyst with the Reliance Insurance Company. From 1991 to 1994, he was director of research for D. Blech & Co., an investment banking firm. Dr. Goldfischer currently serves as a director for NeoRx Corp., a publicly held pharmaceutical company. Dr. Goldfischer serves on the Board of Directors of the Company as a representative of BCC Acquisition II LLC. Pursuant to a Common Stock Purchase Agreement dated June 30, 1998 among the Company, BCC Acquisition II LLC and certain other persons, the Company agreed to appoint two representatives of BCC Acquisition II LLC to serve as members of the Board of Directors, and to use its reasonable efforts to ensure that the two representatives will be included as nominees of the Board of Directors and elected to serve on the Board of Directors for so long as BCC Acquisition II LLC and the other investors (or their assignees) collectively own at least 5% of the Company’s outstanding voting securities or at least 75% of the number of shares issued under the Common Stock Purchase Agreement. BCC Acquisition II LLC nominated Dr. Goldfischer and Mr. Cohn (who had already been a director of the Company since 1996) as its current representatives.

Board Committees

The Board of Directors has a Compensation Committee which consists of Dr. Knudson, Mr. Cohn and Dr. Goldfischer. The Compensation Committee of the Board of Directors makes recommendations concerning executive salaries and incentive compensation for employees of the Company, subject to ratification by the full Board, and administers the Company’s 1990 Stock Option Plan (the “Stock Option Plan”).

The Board of Directors has an Audit Committee which consists of Dr. Goldfischer, Mr. Cohn and Dr. Knudson. The Audit Committee has the sole authority to appoint, review and discharge the Company’s independent auditors. The Audit Committee reviews the results and scope of the audit and other services provided by the Company’s independent certified public accountants, as well as the Company’s accounting principles and its system of internal controls, reports the results of their review to the full Board and to management and recommends to the full Board that the Company’s audited consolidated financial statements be included in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission.

The Board of Directors does not have a separate Nominating Committee, and has determined that it is appropriate for the entire Board to serve that function for the time being. With respect to Board of Director nominees, the Board of Directors will consider nominees recommended by shareholders that are submitted in accordance with the Company’s Bylaws.

Compensation Committee Interlocks and Insider Participation

Mr. Cohn served as a member of the Company’s Compensation Committee during 2003. Effective January 2001, the Company’s U.K. subsidiary, Diametrics Medical, Ltd., entered into a capital lease agreement with DVI Financial Services, Inc. in the amount of £319,500 (or approximately $466,800 based upon the currency exchange rate between the British pound sterling and the U.S. dollar on the date of the transaction). DVI Financial Services, Inc. is a business unit of DVI, Inc., of which Mr. Cohn is a director and consultant. The capital lease agreement requires principal and interest payments in monthly installments through January 2005, at an annual interest rate of 12%. The capital lease agreement is secured by equipment.

Executive Compensation

The following table sets forth the cash and noncash compensation for each of the last three fiscal years awarded to or earned by the Chief Executive Officer and the other most highly compensated executive officers of the Company whose salary and bonus earned in the fiscal year ended December 31, 2003 exceeded $100,000 for services rendered:

SUMMARY COMPENSATION TABLE

	Year	Annual Compensation				Long-Term Compensation Awards				All Other Compensation
Name and Principal Position		Salary	Bonus			Securities Underlying Options (#)	Restricted Stock ($)
David B. Kaysen President and Chief Executive Officer(1)	2003 2002	$347,091 21,635	$	— —		500,000 400,000	$	— —		$	— —

Steven G. Emery Senior Vice President of Worldwide Marketing and Business Development(2)	2003 2002	$178,197 38,942	$	— 25,000		— 100,000	$	— —		$	— —

Laurence L. Betterley Senior Vice President and Chief Financial Officer(3)	2003 2002 2001	$143,280 197,553 194,981		$65,010 45,000	(5)	— — 30,000	$	— 131,990 —	(6)		$254,884 — —

Roy S. Johnson Executive Vice President and President and Managing Director of DML(4)	2003 2002 2001	$139,860 192,842 174,649		$62,517 — 45,000	(5)	— — 30,000	$	— 126,930 —	(6)		$345,913 87,697 58,713	(7) (7)

(1)	Mr. Kaysen joined the Company as President and Chief Executive Officer effective December 2, 2002.

(2)	Mr. Emery joined the Company in October 2002, and is currently Senior Vice President of Worldwide Marketing and Business Development.

(3)	Mr. Betterley resigned as the Company’s Senior Vice President and Chief Financial Officer effective August 4, 2003. Mr. Betterley remained employed with the Company through September 30, 2003 to assist with the transition to his successor, W. Glen Winchell. Other compensation consists of payment to Mr. Betterley for severance costs of $217,000 and accrued vacation pay of $37,884.

(4)	Mr. Johnson resigned as the Company’s Executive Vice President and President and Managing Director of DML effective September 30, 2003. Other compensation in 2003 includes payments to Mr. Johnson for severance costs of $227,628, accrued vacation of $30,040, as well as pension plan contributions made on Mr. Johnson’s behalf and Company expenses related to Mr. Johnson’s use of a Company automobile.

(5)	Represents a deferred cash bonus earned under a Retention Agreement dated August 1, 2002.

(6)	Represents a grant of 52,796 shares and 50,772 shares of restricted Diametrics’ stock to Mr. Betterley and Mr. Johnson, respectively, under a Retention Agreement dated August 1, 2002, with a market value on the date of grant of $2.50 per share. Under the terms of the Retention Agreement, 50% of the shares vested on August 1, 2003, and the remaining shares were to vest on August 1, 2004, provided the employees remained with the Company through that date. As Mr. Betterley’s and Mr. Johnson’s employment with the company ended on September 30, 2003, a pro rata portion of remaining unvested shares vested through that date, resulting in the cancellation of the remaining unvested shares of 21,998 and 21,155 for Mr. Betterley and Mr. Johnson, respectively.

(7)	Consists of Company pension plan contributions made on Mr. Johnson’s behalf and Company expenses related to Mr. Johnson’s use of a Company automobile.

Employment Contracts and Change in Control Agreements

None of the Company’s executive officers has a written employment agreement. Severance arrangements for Mr. Kaysen and the Company’s other executive officers have been established that provide, under certain circumstances following a “change in control,” for payment of full base salary, bonus and benefits earned through date of termination, lump-sum cash severance payments equal to two times full base salary in effect immediately prior to termination, plus the targeted bonus such executive officers would have earned for the year in which termination is effective (assuming for such purpose the achievement of targeted performance), subject to certain tax adjustments. In addition, severance arrangements have been established for the Company’s executive officers in the event of termination for reasons other than “cause,” providing for the payment of full base salary, bonus and benefits earned through date of termination, and the continuation of payment of the full base salary then in effect for an additional twelve month period, plus the targeted bonus such executive officer would have earned for the year in which termination is effective (assuming for such purpose the achievement of targeted performance).

As described below in footnote (1) to the table entitled “Option Grants During Year Ended December 31, 2003,” the exercisability of options granted to named executive officers is accelerated in the event of a “change in control” involving the Company.

Stock Options

The following table summarizes option grants during the year ended December 31, 2003 to the executive officers named in the “Summary Compensation Table” above:

Option Grants During Year Ended December 31, 2003

Name	Number of Securities Underlying Options (1)	% of Total Options Granted to Employees in FY 2003	Exercise Price Per Share (2)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term (3)
					5%	10%
David B. Kaysen	500,000	71%	$0.97	5/2/2013	$305,014	$772,965
Steven G. Emery	—	—	—	—	—	—
Laurence L. Betterley	—	—	—	—	—	—
Roy S. Johnson	—	—	—	—	—	—

(1)	Each option represents the right to purchase one share of common stock. Mr. Kaysen’s stock options were granted in May 2003 and become exercisable with respect to one-quarter of the shares on each of the first four anniversaries of the grant date. To the extent not already exercisable, the options become exercisable in the event of a “change in control” (as defined in the stock option agreements) involving the Company.

(2)	The exercise price is equal to the fair market value of the common stock on the date of grant in the case of each of such grants. The exercise price may be paid in cash, or subject to Compensation Committee approval, in shares of common stock with a market value as of the date of exercise at least equal to the option price or a combination of cash and shares of common stock.

(3)	The compounding assumes a ten year exercise period for all option grants. These amounts represent certain assumed rates of appreciation only. Actual gains, if any, on stock option exercises are dependent on the future performance of the common stock and overall stock market conditions. The amounts reflected in this table may not necessarily be achieved.

The following table summarizes the value of all options held at December 31, 2003 by the executive officers named in the “Summary Compensation Table” above:

Aggregate Value of Options Held At December 31, 2003

	Number of Unexercised Options Held at December 31, 2003(1)		Value of Unexercised In-the-Money Options Held at December 31, 2003(2)
Name	Exercisable	Unexercisable	Exercisable	Unexercisable
David B. Kaysen	100,000	800,000	$—	$—
Steven G. Emery	25,000	75,000	—	—
Laurence L. Betterley	—	—	—	—
Roy S. Johnson	—	—	—	—

(1)	Each option represents the right to purchase one share of common stock, and all grants to Messrs. Kaysen and Emery were made pursuant to the Stock Option Plan. To the extent not already exercisable, the options granted to the named executive officers become exercisable in the event of a “change in control” (as defined in the stock option agreements) involving the Company.

(2)	Value based on the difference between the fair market value of the shares of common stock at December 31, 2003 ($0.28) and the exercise price of the options.

Limitation of Liability and Indemnification of Directors and Officers

Section 302A.521 of the Minnesota Business Corporation Act provides that unless prohibited or limited by a corporation’s articles of incorporation or bylaws, a corporation must indemnify its current and former officers, directors, employees and agents against expenses (including attorneys’ fees), judgments, penalties, fines and amounts paid in settlement which, in each case, were incurred in connection with actions, suits or proceedings in which such person is a party by reason of the fact that he or she was an officer, director, employee or agent of the corporation, if such person (i) has not been indemnified by another organization or employee benefit plan for the same judgments, penalties, fines, including without limitation, excise taxes assessed against the person with respect to an employee benefit plan, settlements and reasonable expenses, including attorneys’ fees and disbursements, incurred by the person in connection with the proceeding with respect to the same acts or omissions, (ii) acted in good faith, (iii) received no improper personal benefit and statutory procedure has been followed in the case of any conflict of interest by a director, (iv) in the case of any criminal proceedings, had no reasonable cause to believe the conduct was unlawful, and (v) in the case of acts or omissions occurring in the person’s performance in the official capacity of director or, for a person not a director, in the official capacity of officer, committee member, employee or agent, reasonably believed that the conduct was in the best interests of the corporation, or, in the case of performance by a director, officers, employee or agent of the corporation as a director, officer, partner, trustee, employee or agent of another organization or employee benefit plan, reasonably believed that the conduct was not opposed to the best interests of the corporation. Section 302A.521 required the corporation to advance, in certain circumstances and upon written request, reasonable expenses prior to final disposition. Section 302A.521 also permits a corporation to purchase and maintain insurance on behalf of its officers, directors, employees and agents against any liability which may be asserted against, or incurred by, such persons in their capacities as officers, directors, employees and agents of the corporation, whether or not the corporation would have been required to indemnify the person against the liability under the provisions of such section.

The Company’s Restated Articles of Incorporation limit personal liability for breach of the fiduciary duty of our directors to the fullest extent provided by the Minnesota Business Corporation Act. The Company’s articles of incorporation eliminate the personal liability of directors for damages occasioned by breach of fiduciary duty, except for liability based on (i) the director’s duty of loyalty to the Company, (ii) acts or omissions not made in good faith, (iii) acts or omissions involving intentional misconduct, (iv) payments of improper dividends, (v) violations of state securities laws and (vi) acts occurring prior to the date such provision was added. Any amendment to or repeal of such provision shall not adversely affect any right or protection of a director for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal. The Company’s restated bylaws provide that each director and officer, past or present, and each person who serves or may have served at the Company’s request as a director, officer, employee or agent of another corporation or employee benefit plan and their respective heirs, administrators and executors, will be indemnified by us to such extent as permitted by Minnesota Statutes, Section 302A.521, as now enacted or hereafter amended.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

CERTAIN TRANSACTIONS

Effective January 2001, the Company’s U.K. subsidiary, Diametrics Medical, Ltd., entered into a capital lease agreement with DVI Financial Services in the amount of £319,500 (or approximately $466,800 based upon the currency exchange rate between the British pound sterling and the U.S. dollar on the date of the transaction). The capital lease agreement requires principal and interest payments in monthly installments through January 2005, at an annual interest rate of 12%. The capital lease agreement is secured by equipment. DVI Financial Services is a business unit of DVI, Inc., of which Mr. Cohn is a director and consultant.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of the Company’s common stock, as of May 28, 2004 by: (i) each person who is known by the Company to beneficially own more than 5% of the common stock, (ii) each of the Company’s directors, (iii) each of the officers named under the “Summary Compensation Table” above and (iv) all directors and executive officers of the Company as a group:

Name of Beneficial Owner	Number of Shares Beneficially Owned (1)	Percent of Class
Mercator Momentum Fund III L.P.(2) 555 South Flower Street, Suite 4500 Los Angeles, CA 90071	14,823,654	33.9%
BCC Acquisition II LLC (3) c/o Bay City Capital LLC 750 Battery Street, Suite 600 San Francisco, CA 94111	12,650,018	30.2%
Mercator Momentum Fund L.P.(4) 555 South Flower Street, Suite 4500 Los Angeles, CA 90071	10,659,131	26.9%
Long View Fund L.P.(5) 1325 Howard Avenue, Suite 422 Burlingame, CA 94010	5,956,876	16.9%
Monarch Pointe, Ltd.(6) c/o Bank of Ireland Securities Services, Ltd. New Century House International Financial Services Center Mayor Street Lower Dublin, Republic of Ireland	5,684,948	16.3%
Mercator Advisory Group LLC(7) 555 South Flower Street, Suite 4500 Los Angeles, CA 90071	4,073,500	12.2%
Mercator Focus Fund L.P. (8) 555 South Flower Street, Suite 4500 Los Angeles, CA 90071	2,168,136	7.1%
Amarfour, L.L.C. (9) 200 West Madison Street Suite 3800 Chicago, IL 60606	1,789,100	6.1%
Gerald L. Cohn (10)	616,614	1.8%
Mark B. Knudson, Ph.D.(11)	463,620	1.6%
David B. Kaysen (12)	100,000	*
Roy S. Johnson	33,710	*
Carl S. Goldfischer, M.D. (13)	26,000	*
Steven G. Emery (14)	25,000	*
Laurence L. Betterley	4,400	*
All directors and executive officers as a group (8 persons) (15)	1,269,344	3.9%

*	Less than 1%.

(1)	Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission, and includes generally voting power and/or investment power with respect to securities. Shares of common stock subject to options, warrants or other securities currently exercisable or convertible, or exercisable or convertible within 60 days of May 28, 2004 are deemed outstanding for computing the percentage of the person holding such options but are not deemed outstanding for computing the percentage of any other person. Shares of common stock issuable upon conversion of preferred stock are calculated assuming: (i) a market price equal to the closing price of the Company’s common stock on May 28, 2004, or $.11 per share; (ii) a floor price for Series E Shares equal to $.283 per share; (iii) a floor price for Series F Shares equal to $.15 per share; and (iv) a floor price for Series G Shares equal to $.06 per share. Except as indicated by footnote, the persons named in the table above have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

(2)	Includes up to 4,333,334 shares of common stock issuable upon conversion of Series F Shares, 179,505 shares of common stock issuable upon conversion of Series E Shares, 4,040,000 shares of common stock issuable upon conversion of Series G Shares and 5,943,126 shares of common stock to be issued upon exercise of common stock warrants. Mercator Advisory Group is the general partner of Mercator Momentum Fund III, L.P. David Firestone, as managing member of Mercator Advisory Group, LLC, and as a member of Mercator Group LLC, has voting and investment control over the shares held by Mercator Momentum Fund III, L.P. The selling shareholder has agreed not to convert Series E Shares, Series F Shares or Series G Shares, as applicable, or to exercise warrants to the extent such holder’s beneficial ownership of common stock will exceed 9.99% of the common stock then outstanding.

(3)	Includes 4,686,580 shares of common stock issuable upon the exercise of outstanding warrants, 1,908,832 shares of common stock issuable upon the conversion of outstanding convertible notes and up to 6,060,606 shares of common stock issuable upon conversion of Series G Shares. BCC Acquisition II LLC may exercise its rights only to the extent its beneficial ownership percentage does not equal or exceed 20%.

(4)	Includes up to 2,333,333 shares of common stock issuable upon conversation of Series F Shares, 173,352 shares of common stock issuable upon conversion of Series E Shares, 4,040,000 shares of common stock issuable upon conversion of Series G Shares and 3,801,422 shares of common stock to be issued upon exercise of common stock warrants. Mercator Advisory Group is the general partner of Mercator Momentum Fund, L.P. David Firestone, as managing member of Mercator Advisory Group, LLC, and as a member of Mercator Group LLC, has voting and investment control over the shares held by Mercator Momentum Fund, L.P. The selling shareholder has agreed not to convert Series E Shares, Series F Shares or Series G Shares, as applicable, or to exercise warrants to the extent such holder’s beneficial ownership of common stock will exceed 9.99% of the common stock then outstanding.

(5)	Includes up to 3,333,333 shares of common stock issuable upon conversion of Series F Shares and 2,623,543 shares of common stock to be issued upon exercise of a common stock warrant. The selling shareholder has agreed not to convert Series E Shares, Series F Shares or Series G Shares, as applicable, or to exercise warrants to the extent such holder’s beneficial ownership of common stock will exceed 9.99% of the common stock then outstanding.

(6)	Includes up to 4,041,212 shares of common stock issuable upon conversion of Series G Shares, and 1,643,736 shares of common stock to be issued upon exercise of a common stock warrants. The selling shareholder has agreed not to convert Series E Shares, Series F Shares or Series G Shares, as applicable, or to exercise warrants to the extent such holder’s beneficial ownership of common stock will exceed 9.99% of the common stock then outstanding.

(7)	Includes up to 2,573,500 shares of common stock to be issued upon exercise of common stock warrants. Mercator Advisory Group is the general partner of Mercator Momentum Fund III, L.P., Mercator Momentum Fund, L.P. and Mercator Focus Fund, L.P. David Firestone, as managing member of Mercator Advisory Group, LLC, and as a member of Mercator Group LLC, has voting and investment control over the shares held by Mercator Momentum Fund III, L.P., Mercator Momentum Fund, L.P., Mercator Focus Fund, L.P. and Mercator Advisory Group LLC. The selling shareholder has agreed not to convert Series E Shares, Series F Shares or Series G Shares, as applicable, or to exercise warrants to the extent such holder’s beneficial ownership of common stock will exceed 9.99% of the common stock then outstanding.

(8)	Includes up to 530,035 shares of common stock issuable upon conversion of Series E Shares and 810,530 shares of common stock to be issued upon exercise of common stock warrants. Mercator Advisory Group is the general partner of Mercator Focus Fund, L.P. David Firestone, as managing member of Mercator Advisory Group, LLC, and as a member of Mercator Group, LLC, has voting and investment control over the shares held by Mercator Focus Fund, L.P. The selling shareholder has agreed not to convert Series E Shares, Series F Shares or Series G Shares, as applicable, or to exercise warrants to the extent such holder’s beneficial ownership of common stock will exceed 9.99% of the common stock then outstanding.

(9)	In a Schedule 13G dated as of August 4, 1998, Amarfour, L.L.C. (“Amarfour”) indicated that it is the beneficial owner of 1,789,100 shares of common stock, with sole voting and dispositive power with respect to such shares. Amarfour also indicated that an affiliate of Amarfour (the “RA Trusts”) directly owned 25,319 shares of common stock, and that such affiliate owned indirect interests in each of BCC Acquisition II LLC, The Bay City Capital Fund I, L.P., Bay City Capital Management LLC and Bay City Capital LLC, which entities had acquired beneficial ownership of up to 3,400,541 shares of common stock as of such date. Amarfour also indicated that as of August 4, 1998 certain trusts primarily for the benefit of the lineal descendants of Nicholas J. Pritzker, deceased (the “Hoinfad Trusts”) owned less than a 10% interest in AEOW 96, LLC (“AEOW”), and that as of August 4, 1998, AEOW acquired beneficial ownership of 30,953 shares of the Company’s common stock, and, as of such date, beneficially owned an aggregate of 91,042 shares of the Company’s common stock. Different individuals serve as trustees of the member trusts of Amarfour and the RA Trusts on the one hand and the Hoinfad Trusts on the other hand, and there is no overlap in trusteeships between the Hoinfad Trusts and the member trusts of Amarfour, but there is overlap in trusteeships between the member trusts of Amarfour and the RA Trusts. Amarfour disclaims the existence of any group and beneficial ownership of such shares.

(10)	Includes 126,899 shares of common stock held by the Gerald L. Cohn Revocable Trust, as well as 47,619 shares issuable to the Gerald L. Cohn Revocable Trust upon the conversion of outstanding convertible notes and 269,824 shares of common stock to be issued upon exercise of a common stock warrant. Includes 3,000 shares owned by Mr. Cohn’s spouse. Also includes 87,500 shares of common stock issuable upon exercise of outstanding options.

(11)	Includes 132,500 shares of common stock issuable upon the exercise of outstanding options. Includes 156,250 shares of common stock beneficially owned by Medical Innovation Fund II (“MIF II”). Dr. Knudson is a general partner of Medical Innovation Partners II, the general partner of MIF II. Dr. Knudson disclaims beneficial ownership of these securities except to the extent of his proportionate pecuniary interest in the partnerships. Excludes 459,254 shares of common stock held by Medical Innovation Fund (“MIF”). Medical Innovation Partners (“MIP”) is the general partner of MIF. Dr. Knudson is a partner of MIP. Dr. Knudson disclaims beneficial ownership of such shares except to the extent of his proportionate pecuniary interests in such partnerships.

(12)	Includes 100,000 shares of common stock issuable upon exercise of outstanding options.

(13)	Includes 26,000 shares of common stock issuable upon exercise of outstanding options.

(14)	Includes 25,000 shares of common stock issuable upon exercise of outstanding options.

(15)	See Notes (10) - (14) above.

DESCRIPTION OF CAPITAL STOCK

The Company’s Amended and Restated Articles of Incorporation currently authorize the issuance of 105,000,000 shares, consisting of 100,000,000 shares of common stock and 5,000,000 shares of preferred stock, par value $.01 per share. The Board of Directors intends to call a special shareholders meeting to vote upon a proposal that the Amended and Restated Articles of Incorporation be amended to further increase the authorized number of shares to 205,000,000, with an increase in the number of authorized shares of common stock from 100,000,000 to 200,000,000. The number of shares of preferred stock currently authorized by the Company’s Amended and Restated Articles of Incorporation will remain at 5,000,000.

As of May 28, 2004, the Company had 29,222,993 shares of common stock outstanding and 6,528,601 shares of common stock reserved for future issuance under the Company’s stock-based plans, 24,160,604 shares of common stock reserved for issuance under outstanding warrants, 883,392 shares reserved for issuance upon conversion of Series E Shares, 10,000,000 shares reserved for issuance upon conversion of Series F Shares, 25,000,000 shares reserved for issuance upon conversion of Series G Shares, and 2,013,431 shares of common stock reserved for issuance under the Company’s convertible senior secured fixed rate notes.

Common Stock

The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. There is no cumulative voting for the election of directors. Accordingly, the holders of more than 50% of the outstanding shares can elect all directors. Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor and in liquidation proceedings. Holders of common stock have no preemptive or subscription rights and there are no redemption rights with respect to such shares. The outstanding shares of common stock are, and the shares of common stock to be offered hereby will be, fully paid and nonassessable.

Preferred Stock

The Company’s Board of Directors is authorized, without further shareholder action, to issue preferred stock in one or more series and to fix the voting rights, liquidation preferences, dividend rights, repurchase rights, conversion rights, redemption rights and terms, including sinking fund provisions and certain other rights and preferences, of the preferred stock.

On May 12, 2003, the Company completed the sale in a private placement of 15,000 shares of Series E convertible preferred stock, at a price of $100 per share. The Company subsequently redeemed 7,500 Series E Shares as a result of the election of the Series E holders to exercise their option to put back to the Company 50% of their original $1.5 million investment upon the completion of the sale of the intermittent testing business. The Series E Shares are convertible at any time into common stock at 88% of the volume weighted average trading price of the common stock for the five consecutive trading days before the conversion date, but at an exercise price no greater than $0.75 per share and no less than $0.35 per share (which was subsequently amended to $0.283 per share). On January 16, 2004, the Company completed the sale in a private placement of 15,000 shares of Series F convertible preferred stock, at a price of $100 per share. The Series F Shares are convertible at any time into common stock at 75% of the volume weighted average trading price of the lowest three inter-day trading prices of the common stock for the five trading days preceding the conversion date, but at an exercise price of no more than $0.25 per share and no less than $0.20 per share. On May 28, 2004, the Company completed the sale in a private placement of 15,000 shares of Series G convertible preferred stock, at a price of $100 per share. The Series G Shares are convertible at any time into common stock at 75% of the volume weighted average trading price of the lowest three inter-day trading prices of the common stock during the five consecutive trading days preceding the conversion date, with a maximum exercise price of $0.14 per share and a minimum price of $0.06 per share. If the shareholders approve a request to increase the number of authorized common stock from 100 million shares to 200 million shares, the minimum exercise price of the Series G Shares will be decreased to $0.03 per share. The holders of the Series E Shares, Series F Shares and Series G Shares have agreed not to short sell the Company’s common stock. Nevertheless, conversion of the Series E Shares, Series F

Shares and Series G Shares into common stock at a discount to market may have a dilutive effect to the common shareholders and result in a decline in the trading price of the common stock. The preferred stock described above have voting and conversion rights which could adversely effect the voting power or dividend rights of the holders of common stock and may have the effect of delaying, deferring or preventing a change in control of the Company.

Warrants and Options

The Company has issued warrants to purchase its common stock from time to time in connection with certain financing and marketing arrangements. As of May 28, 2004, warrants to purchase a total of 24,160,604 shares of common stock had been issued by the Company at an estimated weighted average exercise price of $.08 per share assuming warrants with exercise prices tied to the average market price are exercised at the closing market price on May 28, 2004 of $.11 per share. Such warrants are all currently exercisable and expire on dates ranging from June 2004 through January 2009. All outstanding warrant agreements provide for antidilution adjustments in the event of certain mergers, consolidations, reorganizations, recapitalizations, stock dividends, stock splits or other changes in the corporate structure of the Company.

As of May 28, 2004, the Company had issued options to purchase a total of 3,406,206 shares of common stock. All of these options were issued pursuant to the Company’s 1990 Stock Option Plan or the 1993 Directors’ Plan at a weighted average exercise price of approximately $4.05 per share. Options under the 1990 Stock Option Plan are granted by the Compensation Committee. The Compensation Committee may issue options with varying vesting schedules, but all options granted pursuant to the 1990 Stock Option Plan must be exercised within ten years from the date of the grant. All options granted under the 1990 Stock Option Plan or the Directors’ Plan provide for antidilution adjustments in the event of certain mergers, consolidations, reorganizations, recapitalizations, stock dividends, stock splits or other changes in the corporate structure of the Company.

Provisions of the Minnesota Business Corporation Act

Certain provisions of Minnesota law described below could have an anti-takeover effect. These provisions are intended to provide management flexibility to enhance the likelihood of continuity and stability in the composition of the Company’s Board of Directors and in the policies formulated by the Board and to discourage an unsolicited takeover of the Company, if the Board determines that such a takeover is not in the best interests of the Company and its shareholders. However, these provisions could have the effect of discouraging certain attempts to acquire the Company which could deprive the Company’s shareholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Section 302A.671 of the Minnesota Business Corporation Act applies, with certain exceptions, to any acquisition of voting stock of the Company (from a person other than the Company, and other than in connection with certain mergers and exchanges to which the Company is a party) resulting in the beneficial ownership of 20% or more of the voting stock then outstanding. Section 302A.671 requires approval of any such acquisitions by a majority vote of the shareholders of the Company prior to its consummation. In general, shares acquired in the absence of such approval are denied voting rights and are redeemable at their then fair market value by the Company within 30 days after the acquiring person has failed to give a timely information statement to the Company or the date the shareholders voted not to grant voting rights to the acquiring person’s shares.

Section 302A.673 of the Minnesota Business Corporation Act generally prohibits any business combination by the Company or any subsidiary of the Company, with any shareholder which purchases 10% or more of the Company’s voting shares (an “interested shareholder”) within four years following such interested shareholder’s share acquisition date, unless the business combination is approved by a committee of all of the disinterested members of the Board of Directors of the Company before the interested shareholder’s share acquisition date.

Transfer Agent and Registrar

The Transfer Agent and Registrar with respect to the common stock is American Stock Transfer & Trust Company in New York, New York.

LEGAL MATTERS

The validity of the shares offered by this prospectus has been passed upon for us by Dorsey & Whitney LLP, Minneapolis, Minnesota.

EXPERTS

The consolidated financial statements and schedule of Diametrics Medical, Inc. as of December 31, 2003 and 2002, and for each of the years in the three-year period ended December 31, 2003, have been incorporated by reference herein, and in the registration statement in reliance upon the reports by KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report covering the December 31, 2003 consolidated financial statements contains an explanatory paragraph that states that the Company’s negative working capital, recurring losses and negative cash flows from operations raise substantial doubt about the entity’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

WHERE YOU CAN FIND MORE INFORMATION

Federal securities law requires us to file information with the Securities and Exchange Commission concerning our business and operations. We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read and copy these documents at the public reference facility maintained by the SEC at Judiciary Plaza, 450 Fifth Street, NW, Room 1024, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public on the SEC’s web site at http://www.sec.gov.

We have filed with the SEC a registration statement on Form S-1 to register the common stock to be sold in connection with this prospectus. As permitted by the rules and regulations of the SEC, this prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement. For further information pertaining to us and the common stock offered under this prospectus, reference is made to the registration statement and the attached exhibits and schedules. Although required material information has been presented in this prospectus, statements contained in this prospectus as to the contents or provisions of any contract or other document referred to in this prospectus may be summary in nature and in each instance reference is made to the copy of this contract or other document filed as an exhibit to the registration statement and each statement is qualified in all respects by this reference, including the exhibits and schedules filed therewith. You should rely only on the information incorporated by reference or provided in this prospectus or any supplement to this prospectus. We have not authorized anyone else to provide you with different information. The selling shareholders should not make an offer of these shares in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement to this prospectus is accurate as of any date other than the date on the cover page of this prospectus or any supplement. Our business, financial condition, results of operations and prospectus may have changed since that date.

DIAMETRICS MEDICAL, INC.

All other schedules have been omitted because they are not applicable or not required, or because the required information is included in the consolidated financial statements or the notes thereto.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Diametrics Medical, Inc.:

We have audited the accompanying consolidated balance sheets of Diametrics Medical, Inc. and subsidiary as of December 31, 2003 and 2002, and the related consolidated statements of operations, shareholders’ equity (deficit) and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Diametrics Medical, Inc. and subsidiary as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

The consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has recurring losses and negative cash flows that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KPMG LLP

Minneapolis, Minnesota

January 23, 2004

Consolidated Statements of Operations

	Three months ended March 31,		Years ended December 31,
Diametrics Medical, Inc. and Subsidiary	2004	2003	2003	2002	2001
	(unaudited)	(unaudited)
Revenue:
Product revenue	$651,016	$737,212	$2,883,451	$5,485,937	$10,030,017
Other revenue	—	—	200,000	884,142	600,000

Total revenue	651,016	737,212	3,083,451	6,370,079	10,630,017
Cost of revenue	610,920	619,486	3,032,177	4,420,509	6,810,153

Gross profit	40,096	117,726	51,274	1,949,570	3,819,864

Operating expenses:
Research and development	371,668	589,719	2,223,146	2,243,010	2,871,225
Selling, general and administrative	1,324,094	1,536,768	5,611,727	4,195,618	4,021,920
Restructuring and other charges	—	—	650,538	692,527	—

	1,695,762	2,126,487	8,485,411	7,131,155	6,893,145

Operating loss	(1,655,666)	(2,008,761)	(8,434,137)	(5,181,585)	(3,073,281)
Interest income	4,761	7,486	15,878	86,441	323,490
Interest expense	(381,191)	(138,527)	(1,262,307)	(545,976)	(572,618)
Gain on modification of convertible notes	—	—	1,500,000	—	—
Other income (expense), net	(123,855)	1,498	(59,602)	(25,427)	(48,785)

Net loss before discontinued operations	(2,155,951)	(2,138,304)	(8,240,168)	(5,666,547)	(3,371,194)

Discontinued operations:
Loss from discontinued operations	—	(752,317)	(2,071,036)	(1,864,469)	(504,705)
Gain on sale of discontinued operations	557,052	—	1,832,059	—	—

Net income (loss) from discontinued operations	557,052	(752,317)	(238,977)	(1,864,469)	(504,705)

Net loss	(1,598,899)	(2,890,621)	(8,479,145)	(7,531,016)	(3,875,899)
Beneficial conversion feature—preferred stock dividend	(665,994)	—	(958,962)	—	—

Net loss available to common shareholders	$(2,264,893)	$(2,890,621)	$(9,438,107)	$(7,531,016)	$(3,875,899)

Basic and diluted net loss per common share:
Net loss from continuing operations	$(0.10)	$(0.08)	$(0.34)	$(0.21)	$(0.12)
Discontinued operations:
Loss from discontinued operations	—	(0.03)	(0.08)	(0.07)	(0.02)
Gain on sale of discontinued operations	0.02	—	0.07	—	—

Net income (loss) from discontinued operations	0.02	(0.03)	(0.01)	(0.07)	(0.02)

Net loss	$(0.08)	$(0.11)	$(0.35)	$(0.28)	$(0.14)

Weighted average common shares outstanding	28,498,626	26,835,451	26,967,708	26,816,130	26,762,684

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets

	March 31,	December 31,
Diametrics Medical, Inc. and Subsidiary	2004	2003	2002
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$845,052	$315,176	$3,964,791
Restricted cash	—	720,169	—
Accounts receivable, net of allowance for doubtful accounts of $85,699, $89,495 and $0, respectively	441,330	464,402	284,540
Inventories	1,416,754	1,450,824	2,265,160
Prepaid expenses and other current assets	206,109	298,167	334,254
Assets of discontinued operations	—	—	4,230,383

Total current assets	2,909,245	3,248,738	11,079,128

Property and equipment	7,406,489	7,249,524	6,478,930
Less accumulated depreciation and amortization	(5,620,948)	(5,390,497)	(4,113,981)

	1,785,541	1,859,027	2,364,949

Other assets, net	76,600	85,234	6,700

	$4,771,386	$5,192,999	$13,450,777

Liabilities and Shareholders’ Equity (Deficit)
Current liabilities:
Accounts payable	$1,402,336	$1,097,069	$695,193
Accrued expenses	815,249	794,148	1,252,658
Deferred credits and revenue	7,435	826,359	—
Convertible senior secured fixed rate notes	—	—	7,300,000
Capital lease obligations and other borrowings	144,873	169,861	194,348
Liabilities of discontinued operations	—	—	586,784

Total current liabilities	2,369,893	2,887,437	10,028,983

Long-term liabilities:
Convertible senior secured fixed rate notes (net of discount of $1,434,672 and $1,667,858 at March 31, 2004 and December 31, 2003, respectively)	5,865,328	5,632,142	—
Long-term liabilities, excluding current portion	32,596	48,736	187,697
Accrued retirement plan benefit	2,495,260	2,495,260	2,563,201

Total liabilities	10,763,077	11,063,575	12,779,881

Shareholders’ equity (deficit):
Preferred stock, $.01 par value: 5,000,000 shares authorized, 17,500, 7,500 and no shares issued and outstanding, respectively	175	75	—
Common stock, $.01 par value: 100,000,000 shares authorized, 29,222,993, 27,456,209 and 27,165,336 shares issued and outstanding, respectively	292,230	274,562	271,653
Additional paid-in capital	152,613,913	150,612,474	148,479,677
Accumulated deficit	(155,121,486)	(152,856,593)	(143,418,486)
Deferred compensation	(53,543)	(93,699)	(652,896)
Accumulated other comprehensive loss	(3,722,980)	(3,807,395)	(4,009,052)

Total shareholders’ equity (deficit)	(5,991,691)	(5,870,576)	670,896

Commitments and contingencies (notes 8, 9, 10 and 18)	$4,771,386	$5,192,999	$13,450,777

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Shareholders’ Equity (Deficit) and Comprehensive Loss

Diametrics Medical, Inc. and Subsidiary	Preferred Shares	Common Shares	Preferred stock	Common stock	Additional paid-in capital	Accumulated deficit	Deferred compensation	Accumulated other comprehensive income (loss)	Total shareholders’ equity (deficit)	Total comprehensive loss

Balance, December 31, 2000	—	26,713,166	$—	$267,132	$147,291,259	$(132,011,571)	$—	$(1,361,929)	$14,184,891

Net loss	—	—	—	—	—	(3,875,899)	—	—	(3,875,899)	$(3,875,899)
Foreign currency translation adjustment	—	—	—	—	—	—	—	(385,522)	(385,522)	(385,522)
Minimum pension liability	—	—	—	—	—	—	—	(621,275)	(621,275)	(621,275)

Comprehensive loss for the year ended December 31, 2001	—	—	—	—	—	(3,875,899)	—	(1,006,797)	—	$(4,882,696)

Issuance of common stock under employee stock purchase plan	—	35,971	—	360	106,575	—	—	—	106,935
Exercise of options to common stock	—	53,550	—	535	119,244	—	—	—	119,779

Balance, December 31, 2001	—	26,802,687	$—	$268,027	$147,517,078	$(135,887,470)	$—	$(2,368,726)	$9,528,909

Net loss	—	—	—	—	—	(7,531,016)	—	—	(7,531,016)	$(7,531,016)
Foreign currency translation adjustment	—	—	—	—	—	—	—	106,438	106,438	106,438
Minimum pension liability	—	—	—	—	—	—	—	(1,746,764)	(1,746,764)	(1,746,764)

Comprehensive loss for the year ended December 31, 2001	—	—	—	—	—	(7,531,016)	—	(1,640,326)	—	$(9,171,342)

Issuance of stock under restricted stock plan	—	329,885	—	3,299	821,412	—	(824,711)	—	—
Amortization of deferred compensation under restricted stock plan	—	—	—	—	—	—	171,815	—	171,815
Issuance of stock in lieu of cash compensation	—	—	—	—	58,455	—	—	—	58,455
Issuance of common stock under employee stock purchase plan	—	28,414	—	284	67,768	—	—	—	68,052
Exercise of options to common stock	—	4,350	—	43	14,964	—	—	—	15,007

Balance, December 31, 2002	—	27,165,336	$—	$271,653	$148,479,677	$(143,418,486)	$(652,896)	$(4,009,052)	$670,896

Net loss	—	—	—	—	—	(8,479,145)	—	—	(8,479,145)	$(8,479,145)
Foreign currency translation adjustment	—	—	—	—	—	—	—	192,818	192,818	192,818
Minimum pension liability	—	—	—	—	—	—	—	8,839	8,839	8,839

Comprehensive loss for the year ended December 31, 2001	—	—	—	—	—	(8,479,145)	—	201,657	—	$(8,277,488)

Cancellation of restricted stock	—	(87,480)	—	(875)	(217,826)	—	218,701	—	—
Amortization of deferred compensation under restricted stock plan	—	—	—	—	—	—	340,496	—	340,496
Issuance of preferred stock	15,000	—	150	—	1,205,120	—	—	—	1,205,270
Beneficial conversion value of preferred stock				—	958,962	(958,962)			—
Redemption of preferred stock	(7,500)	—	(75)	—	(749,925)	—	—	—	(750,000)
Valuation of warrants issued in connection with extension of convertible senior secured fixed rate notes	—	—	—	—	800,000	—	—	—	800,000
Exercise of warrants to common stock	—	330,751	—	3,308	112,455	—	—	—	115,763
Issuance of common stock under employee stock purchase plan	—	47,602	—	476	24,011	—	—	—	24,487

Balance, December 31, 2003	7,500	27,456,209	$75	$274,562	$150,612,474	$(152,856,593)	$(93,699)	$(3,807,395)	$(5,870,576)

Net loss (unaudited)	—	—	—	—	—	(1,598,899)	—	—	(1,598,899)	$(1,598,899)
Foreign currency translation adjustment (unaudited)	—	—	—	—	—	—	—	84,415	84,415	84,415

Comprehensive loss for the three months ended March 31, 2004 (unaudited)	—	—	—	—	—	(1,598,899)	—	84,415	—	$(1,514,484)

Amortization of deferred compensation under restricted stock plan (unaudited)	—	—	—	—	—	—	40,156	—	40,156
Issuance of preferred stock (unaudited)	15,000	—	150	—	1,262,389	—	—	—	1,262,539
Conversion of preferred stock to common stock (unaudited)	(5,000)	1,766,784	(50)	17,668	(17,618)	—	—	—	—
Beneficial conversion value of preferred stock (unaudited)				—	665,994	(665,994)	—	—	—
Fair value expense related to warrant repricing (unaudited)	—	—	—	—	90,674	—	—	—	90,674

Balance, March 31, 2004 (unaudited)	17,500	29,222,993	$175	$292,230	$152,613,913	$(155,121,486)	$(53,543)	$(3,722,980)	$(5,991,691)

The accompanying notes are an integral part of these consolidated financial statements.

4

Consolidated Statements of Cash Flows

	Three months ended March 31,		Years ended December 31,
Diametrics Medical, Inc. and Subsidiary	2004	2003	2003	2002	2001
Cash flows from operating activities:
Net loss	$(1,598,899)	$(2,890,621)	$(8,479,145)	$(7,531,016)	$(3,875,899)
Adjustments to reconcile net loss to net cash used in continuing operating activities:
Loss from discontinued operations	—	752,317	2,071,036	1,864,469	504,705
Gain on sale of discontinued operations	(557,052)	—	(1,832,059)	—	—
Depreciation and amortization	211,487	175,012	694,100	675,505	1,051,904
Gain on modification of convertible senior secured fixed rate notes	—	—	(1,500,000)	—	—
Accretion of convertible senior secured fixed rate notes	233,186	—	632,143	—	—
Expense related to warrant repricing	90,674	—	—	—	—
Stock-based compensation	40,156	103,089	340,496	230,270	—
Impairment loss on property and equipment	—	—	153,683	—	—
Loss on disposal of property and equipment	—	—	25,820	—	—
Changes in operating assets and liabilities (net of operations sold):
Accounts receivable	23,072	(190,570)	(179,862)	1,936,704	795,860
Inventories	34,070	211,193	814,336	6,533	654,208
Prepaid expenses and other current assets	92,058	122,266	36,087	(96,596)	133,388
Accounts payable	305,268	86,605	401,875	(402,194)	(751,600)
Accrued expenses	21,101	(192,060)	(458,510)	(513,732)	(118,019)
Deferred credits and revenue	(100,000)	—	107,436	(466,667)	108,182

Net cash used in continuing operating activities	(1,204,879)	(1,822,769)	(7,172,564)	(4,296,724)	(1,497,271)

Cash flows from investing activities:
Purchases of property and equipment	(76,401)	(180,951)	(118,427)	(388,947)	(314,284)
Purchases of marketable securities	—	—	—	—	(4,319,091)
Proceeds from maturities of marketable securities	—	—	—	749,141	9,851,711
Net proceeds from sale of discontinued operations	—	—	4,153,938	—	—
Proceeds from sale of discontinued operations placed in escrow	—	—	(720,169)	—	—
Release of escrowed proceeds on sale of business	720,169
Deferred gain on sale of discontinued operations	(718,924)	—	718,923	—	—
Other	—	—	(18,896)	—	(1,100)

Net cash provided by (used in) investing activities	(75,156)	(180,951)	4,015,369	360,194	5,217,236

Cash flows from financing activities:
Redemption of preferred stock	—	—	(750,000)	—	—
Principal payments on borrowings and capital lease obligations	(41,129)	(56,317)	(182,425)	(269,057)	(522,862)
Convertible senior secured fixed rate notes extension costs	—	—	(81,306)	—	—
Proceeds from borrowings	—	—	—	31,240	487,310
Net proceeds from issuance of preferred stock	1,262,539	—	1,205,270	—	—
Net proceeds from issuance of common stock	—	10,203	140,250	83,060	226,714

Net cash provided by (used in) financing activities	1,221,410	(46,114)	331,789	(154,757)	191,162

Net cash provided by (used in) discontinued operations	557,052	(431,027)	(749,316)	642,816	1,699,888
Effect of exchange rate changes on cash and cash equivalents	31,449	(31,136)	(74,893)	(241,583)	(387,874)

Net increase (decrease) in cash and cash equivalents	529,876	(2,511,997)	(3,649,615)	(3,690,054)	5,223,141
Cash and cash equivalents at beginning of period	315,176	3,964,791	3,964,791	7,654,845	2,431,704

Cash and cash equivalents at end of period	$845,052	$1,452,794	$315,176	$3,964,791	$7,654,845

Supplemental disclosures of cash flow information:
Cash paid during the period for interest	$11,971	$12,527	$479,089	$545,976	$572,618

Supplemental disclosure of noncash investing and financing activities:

•	The Company entered into capital lease obligations for equipment of $18,977 during the three months ended March 31, 2003 and year ended December 31, 2003.

•	As further described in note 9, effective April 7, 2003, the Company completed the renegotiation of the terms of its $7.3 million Convertible Senior Secured Fixed Rate Notes. The modified notes and associated warrants to purchase 4.3 million shares of common stock were recorded in the second quarter 2003 as debt and equity, respectively, at their respective fair values of $5.0 million and $800,000, and the $7.3 million carrying value of the original notes was retired.

•	As further described in note 4, effective May 12, 2003, the Company completed a $1.5 million interim financing through the sale of 15,000 shares of Series E convertible preferred stock. A beneficial conversion feature embedded in the preferred stock was calculated at $958,962 and was recorded as a noncash charge to retained earnings and treated as a reconciling item on the Statements of Operations to adjust the reported net loss to “net loss available to common shareholders.”

•	As further described in note 20, effective January 16, 2004, the Company completed a $1.5 million interim financing through the sale of 15,000 shares of Series F convertible preferred stock. A beneficial conversion feature embedded in the preferred stock was calculated at $665,994 and was recorded as a noncash charge to retained earnings and treated as a reconciling item on the Statements of Operations to adjust the reported net loss to “net loss available to common shareholders.”

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information pertaining to the three months ended March 31, 2004 is unaudited)

(1)	DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of the Business. Diametrics Medical, Inc., along with its subsidiary (“the Company”), is a medical device company engaged in the development, manufacture and distribution of critical care blood and tissue monitoring systems that provide continuous diagnostic information at the point-of-patient care.

On September 29, 2003, the Company completed the sale of substantially all of the assets used in the Company’s intermittent testing business to International Technidyne Corporation (“ITC”), a wholly owned subsidiary of Thoratec Corporation, for approximately $5.2 million in cash and the assumption of certain liabilities, including $583,000 in trade payables. The results of operations for the intermittent testing business have been reported as discontinued operations for all periods presented in this Annual Report on Form 10-K.

The Company markets and distributes its products through both direct and indirect distribution channels. With the termination effective November 1, 2002 of the Company’s agreement with Philips Medical Systems for exclusive worldwide distribution of the Company’s TrendCare continuous blood gas monitoring systems, the Company began reestablishing a direct sales force in the United States, the United Kingdom and Germany, as well as nonexclusive third-party distributors in various other countries. The Company continued to sell disposable sensors and related accessories to Philips for Philips’ nonexclusive distribution to its customer base through October 31, 2003. The Company also continues to distribute its Neurotrend cerebral tissue monitoring system through Codman & Shurtleff, Inc. a Johnson & Johnson Company (“Codman”), under an exclusive distribution agreement entered into October 1, 1998.

Principles of Consolidation. The accompanying consolidated financial statements include the accounts of Diametrics Medical, Inc. and Diametrics Medical, Ltd. (“DML”), its wholly-owned subsidiary. All material intercompany accounts and transactions have been eliminated.

Unaudited interim results. The accompanying balance sheet as of March 31, 2004, the consolidated statements of operations and of cash flows for the three months ended March 31, 2004 and 2003, and the consolidated statements of stockholders’ deficit for the three months ended March 31, 2004 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, consisting of normal recurring accruals, necessary to present fairly the Company’s financial position as of March 31, 2004 and results of operations and cash flows for the three months ended March 31, 2004 and 2003. The financial data and other information disclosed in these notes to the financial statements relative to the three month periods are unaudited. The results for the three months ended March 31, 2004 are not necessarily indicative of the results to be expected for the year ending December 31, 2004 or for any future period.

Foreign Currency Translation/Transactions. The financial statements of the Company’s foreign subsidiary are translated into U.S. dollars for consolidation. All assets and liabilities are translated using period-end exchange rates and statements of operations items are translated using average exchange rates for the period. The resulting translation adjustments are recorded as a separate component of shareholders’ equity (deficit). Also recorded as translation adjustments in shareholders’ equity (deficit) are transaction gains and losses on intercompany balances for which settlement is not planned or anticipated in the foreseeable future. Other foreign currency transaction gains and losses are included in determining net loss, but have not been material in any of the years presented.

Cash and Cash Equivalents. The Company considers highly liquid debt instruments purchased with an original maturity of 90-days or less to be cash equivalents. At December 31, 2003 and 2002, cash and cash equivalents consisted mainly of money market funds and municipal bonds.

Marketable Securities. Investments in marketable debt securities are classified as held to maturity and are stated at amortized cost, which approximates estimated fair value.

Sources of Supply. The majority of the raw materials and purchased components used to manufacture the Company’s products are readily available. Many of these raw materials and components are purchased from single sources due to technology, price, quality or other considerations. Some of these single-sourced components are manufactured to the Company’s design and specifications. Most of these items, however, may be sourced from other suppliers, often after a requalification process. Sourcing from alternative suppliers in some cases may require product design or software changes to accommodate variations from the original components. In the event that the Company’s supply of critical raw materials or components was interrupted due to the time required to requalify materials or components or modify product designs, the Company’s ability to manufacture the related product in desired quantities and in a timely manner could be adversely affected. The Company attempts to mitigate these risks by working closely with key suppliers to coordinate product plans and the transition to replacement components for obsolete parts.

Inventories. Inventories are stated at the lower of cost or market using the first in, first out method. Reserves for slow moving and obsolete inventories are provided based upon current and expected future product sales, the expected impact of changes in production levels and product transitions or modifications.

Property and Equipment. Property and equipment are recorded at cost. Depreciation and amortization are computed using the straight-line method over estimated useful lives of 2 to 10 years for equipment and furniture and the term of the underlying lease for leasehold improvements. Maintenance and repairs are expensed as incurred.

Impairment of Long-lived Assets. The Company reviews its long-lived asset groups for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. Recoverability of asset groups to be held and used is measured by a comparison of the carrying amount of an asset group to future net cash flows expected to be generated by the asset group. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset group exceeds the fair value of the assets in the group. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Revenue Recognition. The Company recognizes revenue upon its shipment of product to its distributors and direct customers or, in the case of trial monitors placed directly with customers, upon the customer’s acceptance of the product. The Company’s sales terms to its distributors and direct customers provide no right of return outside of the Company’s standard warranty policy and payment terms consistent with industry standards apply. Sales terms and pricing extended to the Company’s distributors and direct customers are governed by the respective distribution agreements and contracts, together with binding purchase orders for each transaction. The transition to expanded distribution channels and the resulting increase in sales to direct end-user customers is expected to increase the diversity of the Company’s sales transactions and customer base, which may result in some transactions with nonstandard terms and conditions, such as acceptance criteria. In these cases, revenue will be recognized upon the fulfillment of the obligation specific to the terms of the customer’s contract. In cases where an end-user customer requires more than an insignificant amount of post-sales training, the Company will defer the greater of the relative fair value of that training or any contingent payments until the training is completed in accordance with EITF 00-21 “Revenue Arrangements with Multiple Deliverables.”

Research and Development. Research and development costs relate to hardware and software development and enhancements to existing products. All such costs are expensed as incurred. Research and development funds earned by the Company under the Philips exclusive agreement (which ceased with the termination of that agreement effective November 1, 2002), were recorded as a reduction of the development costs incurred, and approximated $467,000 in 2002 and $529,000 in 2001.

Net Loss Per Common Share. Basic earnings per share (“EPS”) is calculated by dividing net loss by the weighted average common shares outstanding during the period. Diluted EPS reflects the potential dilution to basic EPS that could occur upon conversion or exercise of securities, options, or other such items, to common shares using the treasury stock method based upon the weighted average fair value of the Company’s common shares during the period. For each period presented, basic and diluted loss per share amounts are identical, as the effect of potential common shares is antidilutive.

The following is a summary of outstanding securities which have been excluded from the calculation of diluted EPS because the effect on net loss per common share would have been antidilutive:

	March 31,			December 31,
	2004 (unaudited)		2003 (unaudited)	2003	2002	2001
Common stock options	3,418,256		3,802,255	3,423,256	3,802,255	2,556,518
Common stock warrants	10,668,996		1,201,667	4,668,996	1,201,667	1,406,667
Convertible senior secured fixed rate notes	2,013,431		869,047	2,013,430	869,047	869,047
Convertible preferred stock—Series E	883,393		—	2,650,177	—	—
Convertible preferred stock—Series F	10,000,000	(1)	—	—	—	—
Restricted stock	64,251		329,885	64,251	329,885	—

(1)	Based upon the lowest potential conversion rate of $.15 per share.

Product Warranty. The Company, in general, warrants its new hardware products to be free from defects in material and workmanship under normal use and service for a period of eighteen months after date of shipment in the case of distributors, and one year after date of sale in the case of end-user customers. The Company warrants its disposable products to be free from defects in material and workmanship under normal use until its stated expiration date. Under the terms of these warranties, the Company is obligated to repair or replace the products it deems to be defective due to material or workmanship. Beginning in 2003, the Company established provisions for the estimated cost of maintaining product warranties for the hardware and disposable products of its continuing operations based on an estimated average per unit repair or replacement cost applied to the estimated number of units under warranty. The estimated average per unit repair or replacement cost reflects historical warranty incidence over the preceding twelve-month period. Evaluation of the reserve also includes consideration of other factors, including sales levels and types of warranty claims received. While warranty claims have not been material the Company’s consolidated financial statements, the warranty reserve will be evaluated on an ongoing basis to ensure its adequacy. Warranty provisions and claims for the three months ended March 31, 2004 and year ended December 31, 2003 are summarized as follows:

	Balance at beginning of period	Warranty provisions	Warranty claims	Foreign currency exchange rate changes	Balance at end of period
Three months ended March 31, 2004 (unaudited)	$60,000	741	(8,638)	897	$53,000
Year ended December 31, 2003	$—	60,000	—	—	$60,000

Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Due to historical net losses of the Company, a valuation allowance is established to offset the deferred tax asset.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company’s significant estimates primarily relate to the assessment of required accounts receivable and inventory valuation allowances, the fair value of long-lived assets, accounting for debt and equity transactions, accounting for foreign currency translation and transactions and defined benefit retirement plan funding and accounting. Actual results could differ from those estimates.

Stock Based Compensation. As permitted by SFAS No. 123, “Accounting for Stock-Based Compensation,” the Company applies the intrinsic-value method prescribed in Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” to account for the issuance of stock incentives to employees and directors. As a result, no compensation expense related to employees’ and directors’ stock incentives has been recognized in the financial statements as all options granted under stock incentive plans had an exercise price equal to the market value of the underlying common stock on the date of grant. Had compensation costs for the Company’s stock incentive plans been determined based on the fair value of the awards on the date of grant, consistent with the provisions of SFAS No. 123, the Company’s net loss per share would have increased to the pro forma amounts indicated below:

	Three months ended March 31,		Year ended December 31,
	2004 (unaudited)	2003 (unaudited)	2003	2002	2001
Actual net loss available to common shareholders	$(2,264,893)	$(2,890,621)	$(9,438,107)	$(7,531,016)	$(3,875,899)
Pro forma stock-based compensation expense	(214,649)	(369,431)	(1,615,082)	(2,262,930)	(1,595,026)

Pro forma net loss available to common shareholders	$(2,479,542)	$(3,260,052)	$(11,053,189)	$(9,793,946)	$(5,470,925)

Actual basic and diluted net loss per share	$(0.08)	$(0.11)	$(0.35)	$(0.28)	$(0.14)
Pro forma stock-based compensation expense	(0.01)	(0.01)	(0.06)	(0.09)	(0.06)

Pro forma basic and diluted net loss per share	$(0.09)	$(0.12)	$(0.41)	$(0.37)	$(0.20)

For each period presented, basic and diluted loss per share amounts are identical, as the effect of potential common shares is antidilutive.

No stock options were granted under the Company’s stock option plans during the three months ended March 31, 2004 and 2003. The per share weighted-average fair value of options granted under the Company’s stock option plans was $.75, $2.41 and $2.90 for the years ended December 31, 2003, 2002 and 2001, respectively. These per share values were determined using the Black Scholes option-pricing model with the following assumptions: annualized volatility of 100.92%, 91.53% and 85.2% for 2003, 2002 and 2001, respectively; risk-free interest rate of 3.25% in 2003, 3.76% in 2002 and 4.56% in 2001; and an expected life of five years and no dividends for each year.

Comprehensive Loss. Comprehensive loss is presented as a component of Shareholders’ Equity (Deficit) and consists of net loss, foreign currency translation adjustments and changes in the Company’s minimum pension liability. The accumulated balances for each component of accumulated other comprehensive loss are as follows:

	Foreign Currency Translation Adjustment	Minimum Pension Liability	Accumulated Other Comprehensive Loss
Balances at December 31, 2001	$(1,203,271)	$(1,165,455)	$(2,368,726)
Foreign currency rate changes	106,438	—	106,438
Change in minimum pension liability	—	(1,746,764)	(1,746,764)

Balances at December 31, 2002	(1,096,833)	(2,912,219)	(4,009,052)
Foreign currency rate changes	192,818	—	192,818
Change in minimum pension liability	—	8,839	8,839

Balances at December 31, 2003	(904,015)	(2,903,380)	(3,807,395)

Foreign currency rate changes (unaudited)	84,415	—	84,415

Balances at March 31, 2004 (unaudited)	$(819,600)	$(2,903,380)	$(3,722,980)

Defined Benefit Retirement Plan Funding. The Company’s U.K. subsidiary sponsors a contributory defined benefit retirement plan (“Retirement Plan”) covering all eligible employees. The Company’s funding policy is to contribute into a trust fund at an annual rate that is intended to remain at a level percentage of total pensionable payroll. Annual contribution amounts are determined by a qualified actuary and are intended to adequately fund the

Company’s projected pension liability payable upon employees’ retirement, given actuarial assumed rates of average market and trust fund investment performance.

Reclassifications. Certain amounts included in the prior year consolidated financial statements, including the impact of the Company’s discontinued operations, have been reclassified in prior years to conform to the current year presentation. Such reclassifications had no effect on the Company’s previously reported consolidated financial position, net loss or cash flows.

New Accounting Pronouncements. In December 2003, the FASB issued revisions to Statement of Financial Accounting Standards (“SFAS”) No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits.” These revisions require changes to existing disclosures as well as new disclosures related to pension and other postretirement benefits, including disclosures about plan assets, investment strategy, plan obligations and cash flows. The Company will be required to adopt the new disclosure requirements of SFAS No. 132 effective with its financial statements for the year ending December 31, 2004.

EITF Issue No. 03-01, “Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” addresses both qualitative and quantitative disclosures required for marketable equity and debt securities accounted for under Financial Accounting Standards Board (“FASB”) Statement No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” The disclosure requirements are effective for fiscal years ending after December 15, 2003. EITF Issue No. 03-01 is not expected to have a material impact on the Company’s financial statements.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” which established standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both debt and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuer. For example, the Statement requires liability classification for a financial instrument issued in the form of shares that are mandatorily redeemable, e.g., includes an unconditional obligation requiring the issuer to redeem it by transferring at a specified or determinable date or dates or upon an event certain to occur. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company has adopted SFAS No. 150 and applied its provisions to the classification at September 30, 2003 of the $750,000 of Series E convertible preferred stock that was put back to the Company effective with the sale of the Company’s intermittent testing business.

In December 2003, the FASB issued a revision to FASB Interpretation No. 46, “Consolidation of Variable Interest Entities,” which replaces the original issuance of FASB Interpretation No. 46 in January 2003 and clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements.” This interpretation addresses consolidation by business enterprises of variable interest entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. The Company is required to adopt the provisions of this interpretation beginning in the first quarter 2004 and does not expect that it will have a significant impact on its financial statements.

(2)	GOING CONCERN

The accompanying financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and satisfaction of liabilities and other commitments in the normal course of business. The report of the Company’s independent registered public accounting firm contains an explanatory paragraph expressing substantial doubt about the Company’s ability to continue as a going concern as a result of recurring losses and negative cash flows. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that may be necessary if the Company is unable to continue as a going concern.

At December 31, 2003, the Company had working capital of approximately $361,000, an increase of approximately $1.4 million from negative working capital of $1 million reported at December 31, 2002, prior to restatement of the balance sheet for the impact of discontinued operations. The increase was impacted primarily by the reclassification from current to long-term liabilities of $7.3 million of Convertible Senior Secured Fixed Rate Notes, with a reduction in the carrying value of the notes to $5.6 million as of December 31, 2003. The reclassification and revaluation of the notes occurred as a result of the Company’s renegotiation of the terms of the notes to extend repayment two years to August 4, 2005. In exchange for the extension of repayment, the Company agreed to reduce the conversion price for $6.9 million principal value of the notes from $8.40 to $3.51 per share, and to use 50% of the net proceeds in excess of $10 million received prior to August 4, 2005 from the issuance of equity securities to pay down the principal value of the notes. As part of this transaction, the Company issued the note holders five-year warrants for 4,255,837 shares of its common stock at an exercise price of $.94 per share. Partially offsetting the positive impact on working capital of the notes reclassification was an increase in the 2003 net loss before noncash items of approximately $7.9 million.

The Company incurred consolidated net losses of $8,479,145, $7,531,016 and $3,875,899 (including net losses from continuing operations of $8,240,168, $5,666,547 and $3,371,194) for the years ended December 31, 2003, 2002 and 2001, respectively, and has incurred net losses since inception. The 2003 net loss is net of a $1.8 million gain recognized on the sale of the Company’s intermittent testing business and a net $0.9 million gain recognized as a result of the modification of the Company’s Convertible Senior Secured Fixed Rate Notes, further described in note 8 to the consolidated financial statements.

The Company’s aggregate cash balance (including restricted cash) decreased by approximately $2.9 million during 2003 to $1 million. Primarily impacting the reduction in cash in 2003 was a loss from continuing operations, excluding noncash items, of $7.9 million and cash used by discontinued operations of $0.7 million, partially offset by net proceeds from the sale of the intermittent testing business of $4.9 million and positive changes in working capital of $0.7 million.

In May 2003, the Company completed a $1.5 million financing through the sale of 15,000 shares of Series E convertible preferred stock. The preferred stock is callable by the Company during the first 12 months at the original purchase price plus a return of 2% per month from the date of investment, and 50% could be put back to the Company in the event of the Company’s completion of the sale of its intermittent testing business, at the original purchase price plus a return of 1% per month. Five-year warrants to purchase 735,000 shares of the Company’s common stock at $.35 per share were also issued in conjunction with the financing. The warrants are exercisable after the conversion of the preferred stock.

As discussed in “Discontinued Operations” under note 3 to the consolidated financial statements, on September 29, 2003, the Company completed the sale of substantially all of the assets used in the operation of the Company’s intermittent testing business to ITC. Gross proceeds received at closing amounted to $4,420,000, of which approximately $389,000 was used to pay accrued interest due on the Company’s Convertible Senior Secured Fixed Rate Notes. Proceeds from the sale also included approximately $758,000 placed in escrow by ITC and restricted from the Company’s use for 180 days to cover excess trade payables assumed by ITC, any shortfall in collected receivables or any indemnification claims. Amounts remaining in escrow at December 31, 2003, after deducting escrow account fees and $33,000 in excess trade payables assumed by ITC, approximated $720,000. The Company is unaware of any actual or potential claims that would significantly reduce the amounts to be released from escrow in late March 2004. Effective upon the sale of the Company’s intermittent testing business, the holders of the Company’s Series E preferred stock elected to exercise their option to put back to the Company 50% of their original $1.5 million investment plus a return of 1% per month. As a result, in October 2003, the Company redeemed $750,000 in value of the Series E preferred stock, with cash payments of $790,250 including accrued interest. Additionally, the Company made payments of approximately $600,000 after the completion of the sale transaction for accrued retention bonuses earned by employees and accrued vacation pay for employees transferring to ITC or leaving the Company. Also, as part of changes made to reduce the cost structure of the Company’s continuing operations, the Company made payments after the closing of the sale for severance and related costs of approximately $659,000.

As more fully discussed under note 20 to the consolidated financial statements, on January 16, 2004, the Company completed the sale in a private placement of 15,000 shares of Series F convertible preferred stock at a price of $100 per share, resulting in aggregate gross proceeds to the Company of $1.5 million. An additional $1.5 million may be funded at the discretion of the purchasers, following shareholder approval of an increase in the number of authorized shares of the Company’s common stock to accommodate a second tranche of the Series F preferred stock. Five-year warrants were also issued to purchase an aggregate of 6,000,000 shares of the Company’s common stock at the lower of $.35 per share or a defined average trading price preceding exercise, providing a potential source of future funding. Proceeds from this financing are being used to help meet the Company’s near-term funding requirements for support of its operations, as the Company continued to pursue longer-term financing. In late April 2004, the Company received shareholder approval to increase its number of authorized shares of common stock by 40 million shares to 100 million shares, enhancing the Company’s ability to pursue additional equity financing.

In conjunction with the sale of Series F preferred stock in January 2004, holders of the Company’s Convertible Senior Secured Fixed Rate Notes agreed to amend the Note Purchase Agreement effective December 30, 2003 to defer the timing of interest payments due for the fourth quarter 2003 and the first quarter 2004, amounting to approximately $256,000, to June 30, 2004, and to reduce the exercise price on their outstanding warrants from $.94 per share to $.34 per share. The Company expects to be able to pay the accrued interest by June 30, 2004 from funds generated from operations, the release of funds held in escrow from the sale of the Company’s intermittent testing business, plus the proceeds from the sale of a second tranche of $1.5 million Series F preferred stock or the proceeds from other longer-term financing from various alternatives currently being explored. The financing of the second tranche of Series F preferred stock is, however, at the discretion of the purchasers. As such, if this funding does not occur and longer term financing options are not yet in place, the Company may be unable to pay the accrued interest on June 30, 2004, thus creating an event of default that could cause the notes to become immediately due and payable.

As part of an amendment to the exclusive distribution agreement with Philips signed in April 2003, the Company was provided an option to purchase from Philips certain unused inventory of TrendCare instruments previously sold to Philips. In late 2003, the Company provided a binding forecast to Philips for the purchase of approximately $0.6 million of TrendCare instruments over the course of 2004. The Company’s cost to purchase these products is less than its cost to assemble or purchase from other sources.

The Company is monitoring its cash position carefully and is evaluating its future operating cash requirements in the context of its strategy, business objectives and expected business performance. As part of this, the Company has elected to delay project spending and capital expenditures, and has implemented other cost-cutting measures across all areas of the Company’s operations, including personnel, facilities and discretionary spending. Additionally, a significant amount of instrument inventory available to the Company, from completed hardware products in finished goods inventory or available to the Company through purchase from Philips, has allowed a reduction of inventory purchases and production requirements during 2003 and 2004. Further, the Company is positioning its business for future sales and earnings growth with a renewed focus on the neonatal market and the pursuit of new biotech applications for its products. Such applications will not require significant additional resources but could generate additional revenues in the near future. In addition to these measures, however, the Company expects it will be required to raise an additional $5 million to $10 million in financing by third quarter 2004 in order to sustain its operations over the longer-term as its continuous monitoring business is developed and additional applications for the Company’s technology are explored. Until longer-term financing is arranged, the Company will rely on existing funds, its ongoing revenue stream, the release in late March 2004 of escrowed proceeds from the sale of the intermittent testing business and financing from the potential issuance of a second $1.5 million tranche of Series F preferred stock to fund near-term operations and contractual commitments.

The terms of the Company’s Convertible Senior Secured Fixed Rate Notes require a lump sum principal payment of $7.3 million in August 2005 to retire the notes, to the extent the note holders do not elect to exercise the conversion option prior to that date. The Company does not expect to be able to pay the full maturity value of the notes from funds generated from operations, nor does it expect amounts secured through the longer-term financing discussed above to be used to pay off the principal balance. As such, the Company expects to either renegotiate the terms of the notes to further extend repayment, or raise additional capital to allow retirement of the notes when due.

The issuance of equity related instruments to raise funding is limited, however, to the level of the Company’s remaining unissued and available authorized shares, currently approximating 3.2 million shares subsequent to the issuance of the first tranche of Series F preferred stock and related warrants. The Company’s inability to obtain shareholder approval for an increase in authorized shares of common stock at its annual meeting in April 2004 would negatively affect the Company’s future ability to raise equity funding.

On January 9, 2003, the Company received a Nasdaq Staff Determination indicating that the Company did not comply with the minimum stockholders’ equity requirement for continued listing on the Nasdaq National Market set forth in Marketplace Rule 4450(a)(3), and that its securities were subject to delisting from that market. The Company subsequently applied and received approval to transfer the listing of its securities to the Nasdaq SmallCap Market effective February 26, 2003. On July 1, 2003, the Company received a notice from the Nasdaq Stock Market indicating that, following a review of the appeal the Company presented on June 5, 2003, the Nasdaq Listing Qualifications Panel determined to delist the Company’s common stock from the Nasdaq SmallCap Market effective with the open of business on July 2, 2003. The Company’s common stock became immediately eligible to trade on the Over-the-Counter Bulletin Board effective with the open of business on July 2, 2003 under the symbol “DMED.” Trading of the Company’s common stock through the Over-the-Counter Bulletin Board may be more difficult because of lower trading volumes, transaction delays and reduced security analyst and news media coverage of the Company. These factors could contribute to lower prices and larger spreads in the bid and ask prices for the Company’s common stock. Trading of its common stock in an over-the-counter market may also attract a different type of investor in the Company’s common stock, which may limit the Company’s future equity funding options.

The Company’s long-term capital requirements for the development of its continuous monitoring business will depend upon numerous factors, including the impact of changes in distribution relationships and methods on revenue, the rate of market acceptance of the Company’s products, the level of resources devoted to expanding the Company’s business and manufacturing capabilities, and the level of research and development activities. While there can be no assurance that adequate funds will be available when needed or on acceptable terms, management believes that the Company will be able to raise adequate funding to meet its operational requirements. If the Company is unable to raise an adequate level of additional capital or generate sufficient cash flows from operations, the Company’s ability to execute its business plan and remain a going concern will be significantly impaired.

(3)	DISCONTINUED OPERATIONS

On September 29, 2003, the Company completed the sale of substantially all of the assets used in the Company’s intermittent testing business to ITC for approximately $5.2 million in cash and the assumption of certain liabilities, including trade payables of approximately $583,000, certain capital lease obligations of $56,000 and product warranty obligations estimated at $30,000. Of the cash payment, $758,000 was placed in escrow by ITC and was restricted from the Company’s use for 180 days to cover excess trade payables assumed by ITC, any shortfall in collected receivables or any indemnification claims. Amounts remaining in escrow at December 31, 2003, after deducting escrow account fees and $33,000 in trade payables assumed by ITC in excess of an established $550,000 ceiling, approximated $720,000 and were recorded as restricted cash and a deferred credit in current liabilities. Based upon a review of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets,” the Company assessed the measurement date for the sale transaction as the date of shareholder approval, which occurred on September 19, 2003. As prescribed by SFAS No. 144, the Company began reporting the results of operations of the intermittent testing business as discontinued operations effective with the quarter ended September 30, 2003, for all periods presented. Upon completion of the sale transaction in September, the Company recorded a gain on the sale of the intermittent testing business of $1.8 million.

Following are summary operating results of the intermittent testing business, included in discontinued operations in the Company’s Consolidated Statements of Operations for the respective periods:

	Three months ended March 31, 2003 (unaudited)	Year ended December 31,
		2003	2002	2001
Revenue	$1,439,455	$4,821,996	$12,328,108	$13,858,911
Gross profit	301,195	1,008,126	2,033,761	2,684,723
Net loss	(752,317)	(2,071,036)	(1,864,469)	(504,705)

The carrying value of assets sold to ITC, consisting primarily of accounts receivable, inventory and property and equipment, approximated $3.0 million, and liabilities assumed by ITC totaled approximately $669,000.

(4)	SERIES E CONVERTIBLE PREFERRED STOCK FINANCING

On May 12, 2003, the Company completed a $1.5 million financing through the sale of 15,000 shares of Series E convertible preferred stock at a price of $100 per share. The preferred stock is convertible at any time into the Company’s common stock at 88% of the volume weighted average trading price of the common stock for the five consecutive trading days before the conversion date, subject to a maximum and minimum conversion price of $.75 per share and $.35 per share, respectively. The preferred stock is callable by the Company during the first 12 months at the original purchase price plus a return of 2% per month from the date of investment, and 50% could be put back to the Company in the event of the Company’s completion of the sale of its intermittent testing business, at the original purchase price plus a return of 1% per month. Five-year warrants to purchase 735,000 shares of the Company’s common stock at $.35 per share were also issued in conjunction with the financing. The warrants are exercisable after the conversion of the preferred stock. Accounting for this transaction falls primarily under EITF 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios,” and EITF 00-27, “Application of Issue 98-5 to Certain Convertible Instruments.” The Company allocated the net investor proceeds of $1,350,000 from the issuance of the Series E convertible preferred stock to the preferred stock and associated warrants based upon their estimated relative fair values. The resulting fair value allocations of $958,962 and $391,038 for the preferred stock and warrants, respectively, were recorded as equity in the second quarter 2003. The beneficial conversion feature embedded in the preferred stock was calculated at $958,962 and was limited to the fair value allocated to the preferred stock. The beneficial conversion feature of $958,962 was treated as a deemed dividend to preferred shareholders, and was charged to retained earnings, with the offsetting credit to additional paid-in-capital. Additionally, the Company treated the beneficial conversion feature of $958,962 as a reconciling item on the statement of operations to adjust its reported net loss to “net loss available to common shareholders,” which is used in the numerator in the loss per share calculation for the year ended December 31, 2003.

Effective upon the sale of the Company’s intermittent testing business, the holders of the Series E preferred stock elected to exercise their option to put back to the Company 50% of their original $1.5 million investment plus a return of 1% per month.

(5)	INVENTORIES

Inventories consisted of the following:

	March 31, 2004 (unaudited)	December 31,
		2003	2002
Raw materials	284,077	$391,364	$766,317
Work-in-process	443,788	306,272	452,097
Finished goods	688,889	753,188	1,046,746

	$1,416,754	$1,450,824	$2,265,160

(6)	PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2003 and 2002 consisted of the following:

	2003	2002
Manufacturing equipment	$2,214,919	$2,014,858
Laboratory fixtures and equipment	782,146	675,809
Data equipment and furniture	812,013	763,690
Leasehold improvements	973,097	819,803
Tooling	976,156	791,056
Demonstration instruments	1,491,194	1,413,714

	7,249,525	6,478,930
Less accumulated depreciation and amortization	(5,390,498)	(4,113,981)

	$1,859,027	$2,364,949

(7)	ACCRUED EXPENSES

Accrued expenses at December 31, 2003 and 2002 consisted of the following:

	2003	2002
Employee compensation	$364,268	$758,784
Other	429,880	493,874

	$794,148	$1,252,658

(8)	DEFERRED CREDITS AND REVENUE

Deferred credits and revenue at December 31, 2003 and 2002 consisted of the following:

	2003	2002
Deferred gain on sale of business	$718,923	$—
Deferred research and development funding	100,000	—
Other	7,436	—

	$826,359	$—

Approximately $720,000 of the proceeds from the sale of the Company’s intermittent testing business remain in escrow at December 31, 2003 and are restricted from the Company’s use for 180 days after the closing date to fund indemnification obligations, if any, that arise. Amounts in escrow are expected to be released in late March 2004, at which time the Company will recognize additional gain on the sale of discontinued operations of approximately $719,000. The small differential between the amount of restricted cash in escrow and the deferred gain is the result of interest income earned on the funds held in the escrow account. As part of its exclusive distribution agreement with Codman, the Company entered into a development program with Codman effective September 2003 which provided for prepaid funding of development costs. These prepaid amounts will be recognized as revenue as contractual milestones are met.

(9)	BORROWINGS

Long-term debt at December 31, 2003 and 2002 consisted of the following:

	2003	2002
Long-term debt:
Convertible senior secured fixed rate notes	$5,632,142	$7,300,000
Bank loan	—	41,092

	5,632,142	7,341,092
Less current portion of long-term debt	—	(7,341,092)

	$5,632,142	$—

The total amount of long-term debt matures in 2005.

On August 4, 1998, the Company issued Convertible Senior Secured Fixed Rate Notes with proceeds aggregating $7,300,000. Interest on the Convertible Senior Secured Fixed Rate Notes is payable quarterly in arrears, at 7% per annum. The original terms provided for the issued and outstanding shares of DML, of which 100% are owned by the Company, as security for the notes, and payment of the full principal balance on August 4, 2003.

The Convertible Senior Secured Fixed Rate Note agreements contain provisions, which in the event of a change in control of the Company, allow the note holders to require the Company to repurchase all or a portion of the holders’ notes at a purchase price of 100% of the principal amount plus accrued and unpaid interest. In addition, the original terms of the note agreements allow the note holders to convert the notes into shares of Common Stock of the Company at a conversion price of $8.40 per share, subject to adjustment for the impact of certain transactions initiated by the Company that result in dilution of the note holders’ investment in the Company.

Effective April 7, 2003, the Company completed the renegotiation of the terms of the notes, to extend repayment of the notes to August 4, 2005. In exchange for the extension of repayment, the Company agreed to reduce the conversion price for $6.9 million principal value of the notes from $8.40 to $3.51 per share, and to use 50% of the net proceeds in excess of $10 million received prior to August 4, 2005 from the issuance of any equity securities to pay down the principal value of the notes. In addition, the Company issued the note holders five-year warrants for 4,255,837 shares of its common stock at an exercise price of $.94 per share. This transaction required accounting treatment prescribed under EITF 96-19, “Debtors Accounting for a Modification or Exchange of Debt Instruments.” As such, the modified notes and associated warrants were recorded in debt and equity, respectively, at their respective fair values of $5 million and $800,000. The $7.3 million carrying value of the original notes was retired, and the residual amount of $1.5 million was recorded in the second quarter 2003 in other income as a gain on modification of the notes. The Company is accreting the initial $5 million carrying value of the modified notes to their redemption value of $7.3 million over the remaining term of the notes using the effective interest method at an effective interest rate of approximately 17%. This will result in the recording of $2.3 million of additional interest expense over the remaining term of the notes, of which $632,142 was recorded during 2003.

In August 2003, the note holders agreed to further amend the Note Purchase Agreement to defer the timing of interest payments on the notes for the first and second quarters of 2003, amounting to approximately $254,000, as well as increase their security position to include all unencumbered assets of the Company. The deferred interest was fully paid to the note holders in September 2003. In January 2004, the note holders agreed to further amend the Note Purchase Agreement effective December 30, 2003 to defer the timing of interest payments due for the fourth quarter 2003 and the first quarter 2004, amounting to approximately $256,000, to June 30, 2004, and to reduce the exercise price on the warrants from $.94 per share to $.34 per share.

(10)	LEASES

The Company is obligated under equipment capital leases that expire at various dates during the next three years. The lease agreements are secured by the related equipment and require principal and interest payments in monthly installments through January 2006, at annual rates ranging from 9.7% to 14.6%. The capital lease for the manufacturing equipment is with DVI, Inc. See also note 16. The gross amount included in property and equipment and related accumulated amortization relating to capital leases is as follows:

	December 31,
	2003	2002
Manufacturing equipment	$600,857	$537,414
Data equipment and furniture	75,907	56,930
Laboratory fixtures and equipment	20,520	20,520

	697,284	614,864
Less accumulated amortization	(205,411)	(104,670)

	$491,873	$510,194

The present value of future minimum capital lease payments is as follows:

Year ending December 31:
2004	$214,433
2005	50,506
2006	5,244

Total minimum lease payments	270,183
Less amount representing interest (at 9.7% to 14.6%)	(51,586)

Present value of minimum capital lease payments	218,597
Less current portion of capital lease obligations	(169,861)

Capital lease obligations, excluding current portion	$48,736

(11)	STOCK OPTIONS, WARRANTS AND RESTRICTED STOCK

The Company’s 1990 Stock Option Plan provides for the grant of incentive stock options, stock options, stock appreciation rights, restricted stock awards and performance awards for the purchase or issuance of shares of common stock to Company employees, directors and consultants. In April 2004, the Company’s shareholders approved an amendment to the 1990 Stock Option Plan to increase the number of common shares authorized for issuance under the plan from 5,200,000 to 7,200,000 shares.

In July 2002, the Compensation Committee of the Company’s Board of Directors approved retention agreements for certain of the Company’s key employees. The agreements became effective August 1, 2002 and provided for the grant under the 1990 Stock Option Plan of 329,885 restricted shares of the Company’s Common Stock as an incentive to the employees to remain in the employ of the Company and put forth maximum efforts for the success of the Company. The agreements provide for vesting of 50% of the shares on August 1, 2003, and vesting of the remaining 50% on August 1, 2004, provided the employee remains employed by the Company. The fair value of the restricted shares on the date of grant, August 1, 2002, was $824,711, which was recognized as restricted stock with a corresponding charge to deferred compensation, a contra equity account. The Company is recognizing the deferred compensation as expense ratably over the two-year vesting period. Compensation expense related to these shares was $340,496 in 2003 and $171,815 in 2002.

Under the terms of the retention agreements, in the event of involuntary termination, including transfer of employees to ITC, 50% of a participant’s restricted shares vest if termination occurs prior to August 1, 2003 and a pro rata portion of shares vest for each full month of employment if termination occurs on or after August 1, 2003. The retention agreements require cancellation of remaining unvested shares. As a result of the sale of the Company’s intermittent testing business to ITC, and also due to involuntary employee terminations in the Company’s continuing operations, 87,483 restricted shares previously granted to participating employees were cancelled as of September 30, 2003. This resulted in the retirement of approximately $219,000 of common stock and additional paid-in capital and a corresponding reduction in deferred compensation as of September 30, 2003.

The Company’s 1993 Directors’ Stock Option Plan, which provided for annual and discretionary grants to non-employee directors of the Company of non-qualified stock options, expired during 2003 in accordance with its terms. The Company’s shareholders approved an amendment to the 1990 Stock Option Plan in May 2003 to modify the eligibility requirements for participation in that plan in order to allow nonemployee directors to participate and become eligible to receive awards or options under the 1990 Stock Option Plan. While no grants were made from the 1993 Directors’ Plan during 2003, outstanding options under that plan remain exercisable under their original terms.

Under the plans, the option price is equal to the fair value on the date of grant. Under the 1990 Stock Option Plan, options become exercisable over varying periods and terminate up to ten years from the date of grant. Under the 1993 Directors’ Stock Option Plan, initial grants of options to new directors became exercisable over a three-year period and terminate ten years from the date of grant. Annual grants to directors vested six months after the date of grant. At December 31, 2003, 578,490 shares were available for grant under the 1990 Stock Option Plan.

Summarized below is the status of the Company’s stock option plans as of December 31, 2003, 2002 and 2001 and changes during those years:

	2003		2002		2001
	Shares	Weighted average exercise price	Shares	Weighted average exercise price	Shares	Weighted average exercise price
1990 Stock Option Plan
Outstanding at beginning of year	3,469,962	$5.02	2,256,225	$6.19	2,212,568	$6.45
Granted	700,000	0.98	1,402,500	3.32	324,000	4.22
Exercised	—	—	(4,350)	3.45	(53,550)	2.35
Expired	(1,064,499)	5.71	(184,413)	6.47	(226,793)	6.85

Outstanding at end of year	3,105,463	3.87	3,469,962	5.02	2,256,225	6.19

Options exercisable at year-end	1,463,588	5.55	1,793,524	6.06	1,576,100	5.92

1993 Directors’ Stock Option Plan
Outstanding at beginning of year	332,293	$5.84	300,293	$6.02	209,573	$6.88
Granted	—	—	32,000	4.14	124,000	4.92
Exercised	—	—	—	—	—	—
Expired	(14,500)	4.60	—	—	(33,280)	7.36

Outstanding at end of year	317,793	5.89	332,293	5.84	300,293	6.02

Options exercisable at year-end	292,793	5.94	277,793	5.88	191,293	6.26

The following table summarizes information concerning stock options outstanding and exercisable options at December 31, 2003 for the above plans:

OPTIONS OUTSTANDING				OPTIONS EXERCISABLE
Range of exercise prices	Number outstanding	Weighted average remaining life	Weighted average exercise price	Number exercisable	Weighted average exercise price
$ — - 1.00	500,000	9.4	$0.97	—	$—
1.01 - 2.00	613,000	9.1	1.61	103,250	1.90
2.01 - 3.00	100,000	8.8	2.40	25,000	2.40
3.01 - 4.00	39,000	5.7	3.29	39,000	3.29
4.01 - 5.00	1,074,906	6.3	4.25	555,156	4.39
5.01 - 6.00	315,199	5.2	5.64	267,699	5.67
6.01 - 7.00	534,218	1.6	6.15	534,218	6.15
7.01 - 8.00	56,982	4.1	7.56	56,982	7.56
8.01 - 9.00	53,787	4.4	8.25	53,787	8.25
9.01 - 13.00	136,164	4.4	11.34	121,289	11.26

	3,423,256	6.3	4.06	1,756,381	5.61

In connection with certain financing arrangements entered into since the Company’s inception, the Company has granted stock purchase warrants for the purchase of common stock. The stock purchase warrants become exercisable over varying periods and expire up to ten years from the date of grant. Stock warrants outstanding under these arrangements are summarized as follows:

	2003		2002		2001
	Shares	Exercise price per share	Shares	Exercise price per share	Shares	Exercise price per share
Outstanding at beginning of year	1,201,667	$6.00 - 8.40	1,406,667	$4.53 - 8.40	1,414,667	$4.53 - 8.40
Granted	4,990,837	.34-.35	—	—	—	—
Exercised	(330,751)	0.35	—	—	—	—
Expired	(1,192,757)	6.00 - 8.40	(205,000)	4.53 - 5.06	(8,000)	5.00

Outstanding at end of year	4,668,996	.34 - 6.00	1,201,667	6.00 - 8.40	1,406,667	4.53 - 8.40

Warrants exercisable at year-end	1,464,129	.34 - 6.00	1,201,667	6.00 - 8.40	1,406,667	4.53 - 8.40

(12)	EMPLOYEE STOCK PURCHASE PLAN

The Company adopted an employee stock purchase plan (the “Plan”) effective July 3, 1995, under which shares of common stock are available for sale to employees. The Plan enables all employees, after an initial 90-day waiting period, to contribute up to 10 percent of their wages toward the purchase of the Company’s common stock at 85 percent of the lower of fair market value for such shares on the first or last business day of each quarter. In April 2004, the Company’s shareholders approved an amendment to the Plan to increase the number of common shares authorized for issuance under the Plan from 400,000 to 500,000 shares.

Participant elections resulted in the issuance of 47,602 shares at an average price per share of $.51 in 2003, 28,414 shares at an average price per share of $2.40 in 2002 and 35,971 shares at an average price per share of $2.97 in 2001.

(13)	EMPLOYEE BENEFIT PLANS

The Company has a 401(k) savings plan for its U.S. employees. U.S. employees of the Company who meet certain age and service requirements may contribute up to 20 percent of their salaries to the plan on a pre-tax basis. The Company has the discretion to match employee contributions $.50 for each $1.00 contributed by an employee up to a maximum company contribution of $1,000 per year. The matching contributions in 2003, 2002 and 2001 totaled $11,274, $47,624 and $55,714, respectively. The Company has not provided matching contributions to participating employees of the plan since the first quarter of 2003.

As part of its acquisition of DML in November 1996, the Company assumed sponsorship of the subsidiary’s contributory defined benefit retirement plan (the “Retirement Plan”), covering the majority of the subsidiary’s employees. The Retirement Plan provides benefits based upon final pensionable salary and years of credited service. The Company’s funding policy for the Retirement Plan is to contribute into a trust fund at a rate that is intended to remain at a level percentage of total pensionable payroll. The assets of the Retirement Plan are held separately from those of the Company and invested in the London and Manchester Secure Growth Fund, High Equity Mixed Fund and a small holding in the Deposit and Property Funds. A portion of the Retirement Plan assets are also invested in the Scottish Equitable Funds.

Contributions to the Retirement Plan are charged to expense so as to provide for the cost of the pensions over the employees’ working lives with the Company. The contributions are determined by a qualified actuary on the basis of a valuation using the “attained age” valuation method.

The Retirement Plan’s projected benefit obligation exceeded the fair value of plan assets by approximately $3 million at the plan’s previous valuation date of December 31, 2002, reflecting a $1.6 million increase in the plan’s underfunded status relative to the prior year. As a result, the Company’s balance sheet at December 31, 2002 reflected significant increases in the accrued retirement plan benefit liability and minimum pension liability (included as a charge to “accumulated other comprehensive loss” in shareholders’ equity) relative to the prior year. This occurred due to an environment of weaker investment performance in the global markets over the prior two to three years (which negatively affected the value of Retirement Plan assets), and to a lesser extent, lower prevailing interest rates (which drove the use of a lower discount rate to calculate the projected benefit obligation, thereby increasing the amount of this obligation at December 31, 2002). While the underfunded status of the Company’s Retirement Plan has improved as of the most recent valuation date of December 31, 2003 to approximately $2.5 million, and is expected to continue to improve over time as a result of actuarial assumed improvements in future average market (and trust fund) performance, the inability of the trust fund investments to perform at or near these average projected rates of return over the employees’ remaining service lives could result in a significant future funding obligation of the Company. To help manage this exposure, the Company modified the Retirement Plan effective August 31, 2003 to close the plan to future accrual of benefits. The Retirement Plan will continue to exist; however, the liabilities of the Retirement Plan were frozen effective August 31, 2003. The Company will continue to make monthly contributions into the Retirement Plan, but these contributions will be fully allocated to reduce the Retirement Plan’s liabilities for participant benefits earned through August 31, 2003. This change will help secure Retirement Plan participant’s benefits earned through that date, and reduce the Company’s exposure to a potential future significant funding obligation.

The closing of the Retirement Plan to future accrual of benefits is considered a curtailment under SFAS No. 88, “Employer’s Accounting for Settlement and Curtailments of Defined Benefit Pension Plans and for Termination Benefits.” The curtailment resulted in a reduction in the projected benefit obligation under the Retirement Plan. This, combined with improvements in the market value of the Retirement Plan fund investments, reduced the underfunded status of the Retirement Plan to approximately $2.5 million as of December 31, 2003, an approximate $500,000 improvement from the underfunded status as of December 31, 2002. The Company has analyzed the impact of the Retirement Plan curtailment under SFAS No. 88, and has concluded that no significant financial statement adjustments or gain or loss recognition is required.

The FASB released a revision of SFAS No. 132 in December 2003 which requires new disclosures about plan assets, investment strategy, plan obligations and cash flows. The new disclosure requirements will be incorporated in the Company’s financial statements for the year ended December 31, 2004.

The following provides a reconciliation of the projected benefit obligation, plan assets and funded status of the Retirement Plan at December 31, along with the components of net periodic pension cost for the three months ended March 31, 2004 and 2003, and the years ended December 31, 2003, 2002 and 2001:

	2003	2002
Change in Projected Benefit Obligation
Projected benefit obligation at beginning of year	$7,511,892	$5,961,135
Service cost	296,660	403,790
Interest cost	422,170	345,680
Plan participants’ contributions	62,695	92,645
Plan participants’ rollover contributions	100,731	—
Actuarial (gain) loss	(361,358)	126,666
Benefits paid	(62,867)	(82,232)
Foreign currency exchange rate changes	931,747	664,208

Projected benefit obligation at end of year	$8,901,670	$7,511,892

Change in Plan Assets
Fair value of plan assets at beginning of year	$4,498,810	$4,599,255
Actual return (loss) on plan assets	708,175	(969,625)
Employer contribution	444,737	436,221
Plan participants’ contributions	62,695	92,645
Plan participants’ rollover contributions	100,731	—
Benefits paid	(62,867)	(82,232)
Foreign currency exchange rate changes	654,129	422,546

Fair value of plan assets at end of year	$6,406,410	$4,498,810

Funded status	$(2,495,260)	$(3,013,082)
Unrecognized actuarial loss	2,903,380	3,362,100

Net amount recognized	$408,120	$349,018

Amounts recognized in the balance sheet consist of:
Accrued benefit liability	$(2,495,260)	$(2,563,201)
Minimum pension liability	2,903,380	2,912,219

Net amount recognized	$408,120	$349,018

Rate assumptions:
Discount rate	5.50%	5.60%
Rate of salary progression	3.75%	3.30%
Long-term rate of return on assets	8.00%	8.00%

	Three months ended March 31,		Years ended December 31,
	2004 (unaudited)	2003 (unaudited)	2003	2002	2001
Components of Net Periodic Benefit Cost
Service cost	$—	$90,000	$296,660	$403,790	$426,240
Interest cost	124,000	106,000	422,170	345,680	319,680
Expected return on plan assets	(129,000)	(93,000)	(381,420)	(388,890)	(371,520)
Recognized net actuarial loss	38,000	47,000	190,710	65,560	57,600

	$33,000	$150,000	$528,120	$426,140	$432,000

(14)	INCOME TAXES

The Company has incurred net operating losses since inception. The Company has not reflected any benefit of such net operating loss carryforwards in the accompanying financial statements.

As of December 31, 2003 the Company had U.S. tax net operating loss and research and development tax credit carryforwards of approximately $130,300,000 and $1,493,000, respectively. Should a cumulative “change in ownership” occur within a three-year period, use of the Company’s net operating loss carryforwards may be limited. If not used, net operating loss carryforwards begin to expire in 2005 at the following amounts each year:

Year ending December 31:
2005	$500,000
2006	1,900,000
2007	4,300,000
2008	13,600,000
2009	11,800,000
Thereafter through 2023	98,200,000

Total net operating loss carryforwards	$130,300,000

The Company’s foreign subsidiary also has a net operating loss carryforward of approximately $55,548,000 which can be carried forward indefinitely, subject to review by the governmental taxing authority.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities of continuing operations are as follows at December 31:

	2003	2002
Tax credits	$1,493,000	$1,490,000
Federal net operating loss carryforward	5,870,000	4,858,000
Foreign net operating loss carryforward	18,331,000	16,631,000
Deferred revenue	266,000	—
Fixed asset depreciation	(21,000)	65,000
Amortization of goodwill	459,000	517,000
Accrued expenses	61,000	118,000
Other differences	25,000	60,000
Valuation allowance	(26,484,000)	(23,739,000)

Net deferred tax asset	$—	$—

The provision for income taxes from continuing operations differs from the expected tax expense, computed by applying the federal corporate rate of 34% to earnings before income taxes as follows:

	2003	2002	2001
Expected federal benefit	$(2,802,000)	$(1,927,000)	$(1,146,000)
State tax, net of federal benefit	(47,000)	(36,000)	(39,000)
Other, net	104,000	(50,000)	(168,000)
Increase in valuation allowance	2,745,000	2,013,000	1,353,000

	$—	$—	$—

(15)	RESTRUCTURING AND OTHER CHARGES

As a result of the Company’s sale of its intermittent testing business and also as part of changes made to reduce the cost structure of the Company’s continuing operations, the Company eliminated certain general and administrative and sales support positions, resulting in restructuring and other nonrecurring charges of approximately $758,000 in the third quarter 2003. These charges affected five employees in the Company’s discontinued intermittent testing business for which the Company incurred restructuring charges for severance costs of approximately $107,000, included in discontinued operations in the Statements of Operations for the year ended December 31, 2003. Additionally, two positions were eliminated and one officer level resignation occurred in the Company’s continuing operations, resulting in restructuring charges of approximately $405,000 and other nonrecurring charges of approximately $246,000, respectively, all for severance and related benefits costs. These charges are included in continuing operations as restructuring and other nonrecurring charges in the Statements of Operations for the year ended December 31, 2003. Of the total restructuring and other nonrecurring charges of $758,000, the Company has paid approximately $675,000 through December 31, 2003, and expects to pay the remaining $83,000 over the nine months ending September 30, 2004. The Company expects the third quarter restructuring activities to result in annualized savings for its continuing operations of approximately $346,000.

Operating results for the year ended December 31, 2002 included restructuring and other nonrecurring charges of approximately $887,000. Approximately $194,000 of the restructuring charges are included in discontinued operations for year ended December 31, 2002, consisting of severance costs related to work force reductions in the Company’s discontinued intermittent testing business. These changes affected 18 positions, including eight in manufacturing, nine in research and development and one in general and administration. Additionally, restructuring and other nonrecurring charges of approximately $693,000 are included in continuing operations for the year ended December 31, 2002. Charges during 2002 included approximately $504,000 of nonrecurring charges for severance and related costs resulting from the resignation of the Company’s Chief Executive Officer and President effective June 1, 2002. Remaining amounts of approximately $189,000 represent restructuring charges consisting of severance and related costs associated with a work force reduction in the Company’s continuing operations impacting 26 manufacturing and one research and development position. Of the $887,000 of total restructuring and other nonrecurring charges, $725,000 was paid during 2002, and the remaining $162,000 was paid during the first half of 2003.

(16)	RELATED PARTY TRANSACTIONS

In August 1998, the Company issued Convertible Senior Secured Fixed Rate Notes, with proceeds aggregating $7,300,000, which were used to retire other debt of the Company. The investor group was led by BCC Acquisition II LLC. Effective April 7, 2003, the Company and the note holders completed a modification of the terms of the notes, including a two-year extension of repayment of the notes to August 4, 2005 and a reduction in the conversion price for $6,900,000 of the notes from $8.40 to $3.51 per share. Additionally, the note holders received five-year warrants for 4,255,837 shares of the Company’s common stock, at an exercise price of $.94 per share, subsequently reduced to $.34 per share as part of an amendment to the Note Purchase Agreement completed in January 2004 with an effective date of December 30, 2003.

Two of the directors of the Company are affiliated with BCC Acquisition II LLC, and one of these directors participated in the issuance and subsequent modification in terms of the Convertible Senior Secured Fixed Rate Notes, although the conversion price of the note held by the director was not reduced from $8.40 per share.

This director is also a director of DVI, Inc., a health care finance company with which the Company has an outstanding capital lease with a balance of approximately $155,000 as of December 31, 2003. See notes 9 and 10 for further detail on the Convertible Senior Secured Fixed Rate Notes and capital lease.

Codman distributes the Company’s Neurotrend cerebral tissue monitoring system under an exclusive global distribution agreement entered into effective October 1998. Philips is a shareholder of the Company and a former distributor. The Company’s exclusive global distribution agreement with Philips for sale of the Company’s TrendCare continuous blood gas monitoring systems ended effective November 1, 2002, and provided for minimum annual purchase amounts, market development commitments and research and development funding through October 31, 2002. As provided for under the terms of an amended agreement between the parties, completed on April 10, 2003 and further amended effective November 1, 2003, Philips maintained a nonexclusive right to sell the Company’s disposable sensors and related accessories to its existing customer base through October 31, 2003. Revenues from continuing operations with Philips and Codman, including payments in lieu of product purchases, were approximately $676,000, $5.7 million and $9.8 million for the years ended December 31, 2003, 2002 and 2001, respectively. Outstanding accounts receivable with Codman represented less than 1% of total accounts receivable at December 31, 2003. Outstanding accounts receivable with both parties represented 38% and 98% of total outstanding accounts receivable relating to the Company’s continuing operations as of December 31, 2002 and 2001, respectively. Revenues and related accounts receivable balances with these parties in 2002 and 2001 were primarily concentrated with Philips.

The following quarterly information is unaudited. Revenues with Codman totaled $21,485 for the three months ended March 31, 2004, and revenues from continuing operations with Codman and Philips totaled $300,630 for the three months ended March 31, 2003. Outstanding accounts receivable with Codman represented 5% of total accounts receivable at March 31, 2004.

(17)	BUSINESS SEGMENT INFORMATION

The Company has identified one reportable operating segment consisting of medical diagnostic products which provide continuous blood and tissue monitoring at the point-of-patient care. The Company develops, manufactures and markets blood and tissue monitoring systems that are based on fiber optic technology. Products consist of the TrendCare Continuous Blood Gas Monitoring Systems and the Neurotrend Cerebral Tissue Monitoring System. From November 1999 through October 31, 2002, the Company’s products were sold primarily to acute care hospitals via exclusive third-party distribution channels. Effective November 1, 2002, the Company markets and distributes its products through its direct sales force in the United States, the United Kingdom and Germany, and through nonexclusive third-party distributors in various other countries. The Company also continues to distribute its Neurotrend cerebral tissue monitoring system through Codman, under an exclusive distribution agreement.

Information regarding the Company’s continuing operations in different geographies for the years ended December 31 is as follows:

	2003	2002	2001
Sales to unaffiliated customers
Germany	$845,692	$4,383,279	$7,999,747
United States	842,248	1,372,282	1,903,218
United Kingdom	675,289	479,963	445,916
Japan	194,956	11,306	267,955
All other foreign countries	525,266	123,249	13,181

	$3,083,451	$6,370,079	$10,630,017

Long-lived assets
United States	$119,423	$257,796	$174,435
United Kingdom	1,739,604	2,107,153	2,215,491

	$1,859,027	$2,364,949	$2,389,926

Sales attributed to geographic areas are based upon customer location. Long-lived assets consist of property and equipment located at the Company’s facilities in the United States and the United Kingdom.

Major customers with which the Company generated revenues in fiscal year 2003 of 10% or more of total revenues from continuing operations included Codman, the Company’s exclusive distributor for its Neurotrend cerebral tissue monitoring system, and Philips, a distributor for the Company’s TrendCare disposable sensors and related accessories through October 31, 2003. Revenues with Codman comprised 12% of total revenue for the year ended December 31, 2003, and included a $200,000 cash payment in lieu of minimum purchase requirements under the terms of the distribution agreement. Sales to Philips comprised 10% of total revenue during the same period, but only 1% during the last half of the year. Revenues with Philips comprised 85% and 82% of total revenue from continuing operations for the years ended December 31, 2002 and 2001, respectively, while revenues with Codman comprised 4% and 10% of total revenue for the same periods.

No single customer generated revenues for the Company in excess of 10% of total revenues during the three months ended March 31, 2004. Revenues from Codman comprised 16% of total revenues from continuing operations during the quarter ended March 31, 2003, while revenues with Philips comprised 25% of total revenue for the same period. Products sold internationally, consisting primarily of sales in Europe, comprised approximately 85% and 93% of total product revenue from continuing operations for the three months ended March 31, 2004 and 2003, respectively, with remaining product revenue in each period generated in the United States. (The preceding quarterly information is unaudited).

(18)	COMMITMENTS

The Company leases its facilities and some of its equipment under non-cancelable operating lease arrangements. The rental payments under these leases are charged to expense as incurred. Rent expense for continuing operations included in the accompanying Consolidated Statements of Operations was $519,622, $475,546 and $467,907 for the years ended December 31, 2003, 2002 and 2001, respectively.

The following is a schedule of future minimum rental payments, excluding property taxes and other operating expenses, required under all non-cancelable operating leases:

Year ending December 31:
2004	$482,230
2005	270,796
2006	109,239
2007	43,173
2008	30,987

Total minimum lease payments	$936,425

(19)	LEGAL PROCEEDINGS

There are no legal proceedings pending, threatened against or involving the Company, which, in the opinion of management, will have a material adverse effect upon consolidated results of operations or financial condition.

(20)	SERIES F CONVERTIBLE PREFERRED STOCK FINANCING

On January 16, 2004, the Company completed the sale in a private placement of 15,000 shares of Series F convertible preferred stock at a price of $100 per share, resulting in aggregate gross proceeds to the Company of $1.5 million. An additional $1.5 million may be funded at the discretion of the purchasers, following shareholder approval of an increase in the number of authorized shares of the Company’s common stock to accommodate a second tranche of the Series F preferred stock. Each share of preferred stock is convertible at any time into common stock at 75% of the volume weighted average trading price of the lowest three inter-day trading prices of the common stock for the five consecutive trading days preceding the conversion date, but at an exercise price of no more than $.25 per share and no less than $.20 per share. However, if the Company’s six-month cash flow through June 30, 2004 is 20% less than projected, the floor conversion price will decrease to $.15 per share. Five-year warrants were also issued to purchase an aggregate of 6,000,000 shares of the Company’s common stock at the lower of $.35 per share or the average of the lowest ten inter-day closing prices of the Company’s common stock on the Over-the-Counter Bulletin Board during the 10 trading days immediately preceding the exercise date. The Company filed a Registration Statement with the Securities and Exchange Commission on February 12, 2004 to register the underlying shares of common stock that are subject to conversion of the preferred stock and exercise of the warrants. Proceeds from the interim financing are being used to help meet the Company’s near-term funding requirements for support of its operations, as the Company continues to pursue longer-term financing by third quarter 2004 in order to sustain the development of its continuous monitoring business and explore additional applications of its technology.

Accounting for this transaction falls primarily under EITF 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios,” and EITF 00-27, “Application of Issue 98-5 to Certain Convertible Instruments.” Application of these provisions are expected to result in the calculation of an embedded beneficial conversion feature in the preferred stock, which is required to be treated as a deemed dividend to preferred shareholders. The resulting amount, expected to range from $500,000 to $800,000, will be charged to retained earnings and treated as a reconciling item on the statement of operations to adjust the reported net loss to “net loss available to common shareholders,” which will be used in the numerator in the loss per share calculation for the three months ended March 31, 2004. This transaction will also require a review of the proper classification of the accompanying warrants as equity or debt based upon an assessment under EITF 00-19 of the Company’s contractual obligations for registration of the related common shares issuable upon exercise of the warrants.

In the first quarter 2004, the Company allocated the net investor proceeds of $1,350,000 from the issuance of the Series F convertible preferred stock to the preferred stock and associated warrants based upon their estimated relative fair values. The resulting fair value allocations of $665,994 and $684,006 for the preferred stock and warrants, respectively, were recorded as equity in the first quarter 2004. The beneficial conversion feature embedded in the preferred stock was calculated at $665,994 and was limited to the fair value allocated to the preferred stock. Additionally, the Company classified the warrants issued in connection with the Series F preferred stock financing as equity rather than debt based upon an assessment of the Company’s contractual obligations for registration of the related common shares issuable upon exercise of the warrants as provided under EITF 00-19. (The preceding quarterly information is unaudited).

(21) EVENTS SUBSEQUENT TO THE ISSUANCE OF THE REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (unaudited)

In late March 2004, proceeds remaining in escrow from the sale of the Company’s intermittent testing business and deferred for recognition were released to the Company, amounting to approximately $713,000. After deducting transaction costs of $156,000, an additional gain on the sale of discontinued operations was recognized in the first quarter 2004 of approximately $557,000.

On April 29, 2004, the Company’s shareholders approved an amendment to the Company’s Articles of Incorporation to increase the number of authorized shares of common stock from 60 million shares to 100 million shares. Such approval will enhance the Company’s ability to pursue additional equity financing.

On May 28, 2004, the Company completed a $1.5 million financing through the sale of 15,000 shares of Series G convertible preferred stock at $100 per share. The financing was completed in a private placement with the Mercator Advisory Group and its related funds and BCC Acquisition II, LLC. The Mercator Advisory Group and its related funds were also the investors in the Company’s Series E and Series F convertible preferred stock issued in May 2003 and January 2004, respectively. Each share of the Series G preferred stock is convertible at any time into common stock at 75% of the volume weighted average trading price of the lowest three inter-day trading prices of the common stock during the five consecutive trading days preceding the conversion date, with a maximum exercise price of $.14 per share and a minimum price of $.06 per share. The Company expects to call a special meeting of its shareholders to request an increase in its authorized common stock from 100 million shares to 200 million shares. If the shareholders approve that increase, the minimum exercise price will be decreased to $.03 per share.

As part of this financing, the Company issued three-year warrants to the purchasers of the Series G preferred stock. Those warrants entitle the holders to purchase an aggregate of 1,250,000 shares of the Company’s common stock at the lower of $.11 per share or the average of the lowest ten inter-day closing prices of the Company’s common stock during the ten trading days preceding the exercise date. The Company also issued three-year warrants to the Mercator Advisory Group and its related funds to purchase an aggregate of 12,241,608 shares of its common stock at $.05 per share.

Additionally, in connection with the Series G financing, the holders of the Company’s convertible senior secured fixed rate notes agreed to defer until December 31, 2004 the Company’s obligation to make interest payments previously due on June 30, 2004, (including interest payments originally due on December 31, 2003 and March 31, 2004, payment of which was deferred until June 30, 2004) and September 30, 2004. In exchange for the deferral of interest payments, the exercise price on the note holders’ common stock warrants was reduced from $.34 per share to $.09 per share. Finally, in connection with the Series G financing, the exercise price of the outstanding common stock warrants issued as part of the Series E preferred stock financing was reduced from $.35 per share to $.11 per share, and the ceiling price for the exercise of the common stock warrants issued as part of the Series F preferred stock financing was reduced from $.35 per share to $.11 per share.

The Series G financing effectively replaced the unfunded second tranche of the Series F preferred stock financing arranged in January 2004. As expected, the first $1.5 million tranche of financing generated in January 2004 under the Series F preferred stock agreement and other available funds had been substantially consumed by operations by the time the Series G financing was completed. This additional financing was necessary to meet near-term funding requirements for support of the Company’s operations. The Company continues to monitor its cash position carefully. A significant amount of instrument inventory available to the Company, from completed hardware products in finished goods inventory or available to the Company through purchase from Philips, has allowed a reduction of inventory purchases and production requirements during 2003 and 2004. Further, the Company is positioning its business for future sales and earnings growth with a renewed focus on the neonatal market and the pursuit of new biotech applications for its products. Such applications will not require significant additional resources but could generate additional revenues in the near future. In addition to these measures, however, the Company will be required to raise longer-term financing during the third quarter 2004 in order to remain viable as its continuous monitoring business is developed and additional applications for its technology are explored. The Company’s initial projections indicated a need for $5 million to $10 million, which may be adjusted as the Company develops its business plan and evaluates further the need for and costs of product enhancements and sales and marketing programs. The issuance of additional equity related instruments to raise funding is dependent, however, upon the Company’s ability to obtain shareholder approval for an increase in authorized shares of its common stock.

The Company is currently evaluating the appropriate accounting treatment for the Series G related financing transactions. Accounting for these transactions requires a review of several criteria, including assessment of the treatment of the conversion feature associated with the Series G preferred stock, an assessment of the classification as debt or equity of the warrants issued in connection with the Series G preferred stock financing, an assessment of the impact of the changes in the exercise prices of the common stock warrants previously issued to the note holders and the Series E and Series F preferred stock investors and an assessment of the treatment of the fair value associated with the new warrants issued to the Series E and Series F preferred stock investors. The accounting for such transactions is complex; therefore, the Company continues to evaluate all aspects of the Series G related financing transactions and expects that additional accounting implications may be identified and addressed prior to the Company’s filing of its Form 10-Q for the three months ended June 30, 2004. Following are preliminary conclusions.

Application of the provisions of EITF 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios,” and EITF 00-27, “Application of Issue 98-5 to Certain Convertible Instruments” is expected to result in the calculation of an embedded beneficial conversion feature in the Series G preferred stock, which is required to be treated as a deemed dividend to preferred shareholders. The resulting amount, expected to range from $800,000 to $1,100,000, will be charged to retained earnings and treated as a reconciling item on the statement of operations to adjust the reported net loss to “net loss available to common shareholders,” which will be used in the numerator in the loss per share calculation for the three months ended June 30, 2004. The Company expects that the common stock warrants issued in connection with the Series G preferred stock financing will be classified as equity rather than debt based upon an assessment of the Company’s contractual obligations for registration of the related common shares issuable upon exercise of the warrants as provided under EITF 00-19 “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock.” The reduction in the exercise price of the note holders’ warrants increases the fair value of those warrants by approximately $50,000 to $100,000, which will be recorded in the second quarter 2004 as a charge to interest expense with an offsetting credit to additional paid-in capital. The issuance of new warrants to the Series E and Series F investors and the reduction in the exercise price of the warrants previously issued to these investors is expected to result in a deemed dividend on the Series E and Series F preferred stock, requiring a charge to retained earnings and an offsetting credit to additional paid-in capital approximating $1 million. Similar to the beneficial conversion feature on the Series G preferred stock, this charge will be treated as a reconciling item on the statement of operations to adjust the reported net loss to “net loss available to common shareholders.”

Subsequent to the August 31, 2003 modification of the Company’s Retirement Plan, the actuarial determined minimum funding requirement was established at 7,000 British pounds per month (or approximately $12,700 U.S. dollars based upon January 2004 exchange rates between the British pound sterling and the U.S. dollar). The Company is funding the Retirement Plan at this minimum level during 2004. The minimum funding requirement for future periods may increase relative to current levels, the magnitude of which is not known at this time.

Effective May 31, 2004, the Company terminated the lease on one of its facilities located in the United Kingdom and incurred an early termination penalty of 30,000 British pounds sterling. Additionally, the Company plans to vacate a small facility under lease in Malvern, Pennsylvania effective June 30, 2004. The Company is responsible for monthly payments under the noncancellable lease agreement through March 2007 and is pursuing a third-party sublease of the property. The Company is currently evaluating the expected liability associated with termination costs of the Pennsylvania facility in accordance with the provisions of Statement of Financial Accounting Standards No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” but does not expect such costs to be material to the Company’s financial statements for the three and six months ending June 30, 2004.

In March 2004, the Emerging Issues Task Force issued EITF 03-06, “Participating Securities and the Two-Class Method Under FASB Statement No. 128, Earnings per Share.” This issue addresses a number of questions regarding the computation of earnings per share (“EPS”) by companies that have issued securities other than common stock that contractually entitle the holder to participate in dividends and earnings of the company, when, and if, it declares dividends on its common stock. The issue also provides further guidance in applying the two-class method of calculating EPS. It clarifies what constitutes a participating security and how to apply the two-class method of computing EPS once it is determined that a security is participating, including how to allocate undistributed earnings to such a security. The Company is evaluating the impact of the issue; however, it does not expect the issue to impact the calculation of basic or diluted EPS in 2004, as the Company expects to incur a net loss for the year ending December 31, 2004, causing all potentially dilutive securities to be anti-dilutive.

(22)	QUARTERLY RESULTS OF OPERATIONS (unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2003
Revenue	$737,212	$672,261	$809,595	$864,383
Gross profit (loss)	117,726	45,446	257,849	(369,747)
Operating loss	(2,008,761)	(2,007,046)	(2,203,696)	(2,214,634)
Net loss before discontinued operations	(2,138,304)	(857,002)	(2,631,890)	(2,612,972)
Discontinued operations:
Loss from discontinued operations	(752,317)	(369,002)	(949,717)	—
Gain on sale of discontinued operations	—	—	1,832,059	—

Income (loss) from discontinued operations	(752,317)	(369,002)	882,342	—

Net loss	(2,890,621)	(1,226,004)	(1,749,548)	(2,612,972)
Beneficial conversion feature	—	(958,962)	—	—

Net loss available to common shareholders	(2,890,621)	(2,184,966)	(1,749,548)	(2,612,972)

Basic and diluted net loss per common share:
Net loss from continuing operations	$(0.08)	$(0.07)	$(0.09)	$(0.10)
Discontinued operations:
Loss from discontinued operations	(0.03)	(0.01)	(0.04)	—
Gain on sale of discontinued operations	—	—	0.07	—

Net income (loss) from discontinued operations	(0.03)	(0.01)	0.03	—

Net loss	(0.11)	(0.08)	(0.06)	(0.10)

	26,835,451	26,852,847	27,124,485	27,194,227
2002
Revenue	$2,219,161	$1,992,909	$1,693,391	$464,618
Gross profit (loss)	808,627	579,833	721,070	(159,960)
Operating loss	(682,483)	(1,614,436)	(1,007,523)	(1,877,143)
Net loss before discontinued operations	(795,486)	(1,735,273)	(1,130,548)	(2,005,240)
Loss from discontinued operations	(263,505)	(395,315)	(44,640)	(1,161,009)
Net loss	(1,058,991)	(2,130,588)	(1,175,188)	(3,166,249)
Basic and diluted net loss per common share:
Net loss from continuing operations	$(0.03)	$(0.07)	$(0.04)	$(0.08)
Loss from discontinued operations	(0.01)	(0.01)	(0.00)	(0.04)

Net loss	(0.04)	(0.08)	(0.04)	(0.12)

PART II.

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

SEC Registration Fee	$780
Accounting Fees and Expenses	10,000
Legal Fees and Expenses	10,000
Miscellaneous	4,220

Total	$25,000

All fees and expenses other than the SEC registration fee are estimated. The expenses listed above will be paid by the Company.

Item 14.	Indemnification of Officers and Directors

Section 302A.521, subd. 2, of the Minnesota Statutes requires the Company to indemnify a person made or threatened to be made a party to a proceeding by reason of the former or present official capacity of the person with respect to the Company, against judgments, penalties, fines, including, without limitation, excise taxes assessed against the person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorneys’ fees and disbursements, incurred by the person in connection with the proceeding with respect to the same acts or omissions if such person (1) has not been indemnified by another organization or employee benefit plan for the same judgments, penalties or fines; (2) acted in good faith; (3) received no improper personal benefit, and statutory procedure has been followed in the case of any conflict of interest by a director; (4) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and (5) in the case of acts or omissions occurring in the person’s performance in the official capacity of director or, for a person not a director, in the official capacity of officer, board committee member or employee, reasonably believed that the conduct was in the best interests of the Company, or, in the case of performance by a director, officer or employee of the Company involving service as a director, officer, partner, trustee, employee or agent of another organization or employee benefit plan, reasonably believed that the conduct was not opposed to the best interests of the Company. In addition, Section 302A.521, subd. 3, requires payment by the Company, upon written request, of reasonable expenses in advance of final disposition of the proceeding in certain instances. A decision as to required indemnification is made by a disinterested majority of the Board of Directors present at a meeting at which a disinterested quorum is present, or by a designated committee of the Board, by special legal counsel, by the shareholders, or by a court.

Provisions regarding indemnification of officers and directors of the Company are contained in the Company’s Restated Articles of Incorporation and Bylaws, each of which are incorporated herein by reference.

The Company maintains a directors and officers insurance policy.

Item 15.	Recent Sales of Unregistered Securities

On May 12, 2003, the Company completed the sale in a private placement of 15,000 shares of Series E convertible preferred stock, at a price of $100 per share. The Company subsequently redeemed 7,500 Series E Shares as a result of the election of the Series E holders to exercise their option to put back to the Company 50% of their original $1.5 million investment upon the completion of the sale of the intermittent testing business. The Series E Shares are convertible at any time into common stock at 88% of the volume weighted average trading price of the common stock for the five consecutive trading days before the conversion date, but at an exercise price no greater than $0.75 per share and no less than $0.35 per share (which was subsequently amended to $0.283 per share). The Company relied on the exemption from registration provided by Section 4(2) of the Securities Act of 1933. Pursuant to the terms of the subscription agreement, these shares were registered for resale pursuant to the Securities Act of 1933.

On January 16, 2004, the Company completed the sale in a private placement of 15,000 shares of Series F convertible preferred stock, at a price of $100 per share. The Series F Shares are convertible at any time into common stock at 75% of the volume weighted average trading price of the lowest three inter-day trading prices of the common stock for the five trading days preceding the conversion date, but at an exercise price of no more than $0.25 per share and no less than $0.20 per share. The Company relied on the exemption from registration provided by Section 4(2) of the Securities Act of 1933.

On May 28, 2004, the Company completed the sale in a private placement of 15,000 shares of Series G convertible preferred stock, at a price of $100 per share. The Series G Shares are convertible at any time into common stock at 75% of the volume weighted average trading price of the lowest three inter-day trading prices of the common stock during the five consecutive trading days preceding the conversion date, with a maximum exercise price of $0.14 per share and a minimum price of $0.06 per share. If the shareholders approve a request to increase the number of authorized common stock from 100 million shares to 200 million shares, the minimum exercise price of the Series G Shares will be decreased to $0.03 per share. The Company relied on the exemption from registration provided by Section 4(2) of the Securities Act of 1933. Pursuant to the terms of the subscription agreement, this registration statement has been submitted to register these shares for resale pursuant to the Securities Act of 1933.

Item 16.	Exhibits and Financial Statement Schedules

(a) Exhibits. The following is a list of all exhibits filed as part of the registration statement.

Exhibit No.	Description	Method of Filing

2.1	Asset Purchase Agreement dated July 17, 2003 between the Company and International Technidyne Corporation	(1)

3.1	Articles of Incorporation of the Company (as amended)	(11)

3.2	Bylaws of the Company (as amended)	(3)

4.1	Certificate of Designations of Series E Convertible Preferred Stock of the Company, dated May 12, 2003	(2)

4.2	Certificate of Designations of Series F Convertible Preferred Stock of the Company, dated January 14, 2004	(4)

4.3	Certificate of Designations of Series G Convertible Preferred Stock of the Company, dated May 28, 2004	(11)

5.1	Opinion of Dorsey & Whitney LLP regarding legality	Filed herewith

10.1*	1990 Stock Option Plan, as amended and restated	(2)

10.2*	1993 Directors’ Stock Option Plan, as amended and restated	(5)

10.3*	1995 Equalizing Director Stock Option Plan	(6)

10.4	1995 Employee Stock Purchase Plan (as revised and restated)	(5)

10.5	Common Stock Purchase Agreement, dated June 30, 1998, between the Company and the Purchasers named therein	(7)

10.6	Note Purchase Agreement, dated August 4, 1998, between the Company and the Purchasers named therein	(7)

10.7	Form of Convertible Senior Secured Fixed Rate Note due August 4, 2003	(7)

10.8	Distribution Agreement, dated October 1, 1998, between the Company and Johnson & Johnson Professional, Inc.	(8)

10.9	Put Option and Stock Purchase Agreement, dated October 1, 1998, between the Company and Johnson & Johnson Development Corporation	(8)

10.10	Form of Severance Pay Agreement (in the event of Change of Control) dated July 31, 1998, between the Company and its executive officers	(8)

10.11	Form of Severance Pay Agreement (in the event of Termination Without Cause) dated July 31, 1998, between the Company and its executive officers	(8)

10.12	Common Stock Purchase Agreement, dated June 6, 1999, between the Company and Hewlett-Packard Company	(9)

10.13	First Amendment to Note Purchase Agreement, dated April 7, 2003, between the Company and the Purchasers named therein	(2)

10.14	Form of First Amended and Restated Convertible Senior Secured Fixed Rate Note due August 4, 2005	(2)

10.15	Amendment to Manufacturing and Distribution Agreement, dated April 10, 2003, between the Company and Philips Medical Systems	(2)

10.16	Subscription Agreement for shares of Series E Convertible Preferred Stock and Common Stock Warrant, dated May 12, 2003, between the Company and the Purchasers named therein	(2)

10.17	Form of Stock Purchase Warrant, dated May 12, 2003	(2)

10.18	Escrow Agreement, dated September 26, 2003, by and among International Technidyne Corporation, the Company and Deutsche Bank Trust Company Americas, as Escrow Agent	(10)

10.19	Subscription Agreement for shares of Series F Convertible Preferred Stock and Common Stock Warrant, dated January 14, 2004, between the Company and the Purchasers named therein	(4)

10.20	Form of Stock Purchase Warrant, dated January 14, 2004	(4)

10.21	Limited Waiver and Amendment, effective as of December 30, 2003, between the Company and the Noteholders named therein	(4)

10.22	Subscription Agreement for shares of Series G Convertible Preferred Stock and Common Stock Warrants, dated May 28, 2004, between the Company and the Purchasers named therein	(11)

10.23	Form of Stock Purchase Warrant, dated May 28, 2004, issued to the purchasers of Series G Convertible Preferred Stock	(11)

10.24	Form of Stock Purchase Warrant, dated May 28, 2004, issued in connection with Series G Convertible Preferred Stock financing	(11)

21	List of Subsidiaries	(4)

23.1	Report of Independent Registered Public Accounting Firm and Consent	Filed herewith

23.2	Consent of Dorsey & Whitney LLP	Filed herewith

24.1	Power of Attorney	Filed herewith

*	Management compensatory plan filed pursuant to Item 601(b)(10)(iii)(A) of Regulation S-K.

(1)	Incorporated by reference to the Company’s Current Report on Form 8-K, filed on July 22, 2003.

(2)	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003.

(3)	Incorporated by reference to the Company’s 1999 Annual Report on Form 10-K.

(4)	Incorporated by reference to the Company’s 2003 Annual Report on Form 10-K.

(5)	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2001.

(6)	Incorporated by reference to the Company’s 1995 Annual Report on Form 10-K.

(7)	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 1998.

(8)	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1998.

(9)	Incorporated by reference to the Company’s Current Report on Form 8-K, filed on July 23, 1999.

(10)	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2003.

(11)	Incorporated by reference to the Company’s Current Report on Form 8-K, filed June 7, 2004.

(b) Financial Statement Schedules

The following consolidated financial statement schedule of Diametrics Medical, Inc. is filed as part of this registration statement and should be read in conjunction with the consolidated financial statements of Diametrics Medical, Inc.

Schedule II — Valuation and Qualifying Accounts

All other schedules have been omitted because they are not applicable or not required, or because the required information is included in the consolidated financial statements or the notes thereto.

Item 17.	Undertakings

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change to such information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change in the information set forth in the registration statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Saint Paul, State of Minnesota, on June 21, 2004.

DIAMETRICS MEDICAL, INC.

By:	/s/ David B. Kaysen
David B. Kaysen President and Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints David B. Kaysen and W. Glen Winchell his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign a Registration Statement on Form S-1 of Diametrics Medical, Inc. (the “Company”) and any and all amendments thereto, including post-effective amendments, for the sale of shares of the Company by certain selling stockholders, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission and with such state securities commissions and other agencies as necessary; granting unto said attorneys-in-fact and agents, full power and authority to do and perform all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or the substitutes for such attorneys-in-fact and agents, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Name	Title	Date

/s/ David B. Kaysen	President, Chief Executive Officer and	June 21, 2004
David B. Kaysen	Director (Principal Executive Officer)

/s/ W. Glen Winchell	Senior Vice President and Chief Financial	June 21, 2004
W. Glen Winchell	Officer (Principal Financial Officer)

/s/ Jill M. Nussbaum	Corporate Controller (Principal Accounting	June 21, 2004
Jill M. Nussbaum	Officer)

/s/ Gerald L. Cohn	Director	June 21, 2004
Gerald L. Cohn

/s/ Carl S. Goldfischer	Director	June 21, 2004
Carl S. Goldfischer, M.D.

/s/ Mark B. Knudson	Director	June 21, 2004
Mark B. Knudson, Ph.D.

Schedule II – Valuation and Qualifying Accounts

	Balance at beginning of period	Charged to costs and expenses	Foreign currency exchange rate changes	Deductions	Balance at end of period
Allowance for doubtful accounts:
2003	$—	$85,661	$10,683	$(6,849)	$89,495
2002	—	—	—	—	—
2001	—	—	—	—	—

*	Trade accounts receivable written off against the allowance for doubtful accounts.

S-1

EXHIBIT INDEX

Exhibit No.	Description

5.1	Opinion of Dorsey & Whitney LLP regarding legality

23.1	Report of Independent Registered Public Accounting Firm and Consent

23.2	Consent of Dorsey & Whitney LLP (included in Exhibit 5.1 to this Registration Statement)

24.1	Power of Attorney (included on signature page)